       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION JUNE 28, 1996


                                                      REGISTRATION NO. 333-02731

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                              BJ SERVICES COMPANY
             (Exact name of registrant as specified in its charter)

                             ---------------------

                DELAWARE                         1389                        63-0084140
    (State or other jurisdiction     (Primary Standard Industrial         (I.R.S. Employer
  of incorporation or organization)    Classification Code Number)        Identification No.)

                             ---------------------

                          5500 NORTHWEST CENTRAL DRIVE
                              HOUSTON, TEXAS 77092
                                 (713) 462-4239
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                         MARGARET BARRETT SHANNON, ESQ.
                       VICE PRESIDENT -- GENERAL COUNSEL
                          5500 NORTHWEST CENTRAL DRIVE
                              HOUSTON, TEXAS 77092
                                 (713) 462-4239
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

                 ANDREWS & KURTH L.L.P.                        BAKER & BOTTS, L.L.P.
               4200 TEXAS COMMERCE TOWER                        3000 ONE SHELL PLAZA
                       600 TRAVIS                                  910 LOUISIANA
                  HOUSTON, TEXAS 77002                          HOUSTON, TEXAS 77002
                     (713) 220-4200                                (713) 229-1234
             ATTENTION: G. MICHAEL O'LEARY               ATTENTION: J. DAVID KIRKLAND, JR.

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JUNE 28, 1996


P R O S P E C T U S

                                8,500,000 SHARES

                              BJ SERVICES COMPANY
                                  COMMON STOCK                [BJ SERVICES LOGO]

                             ---------------------


     The shares of Common Stock, par value $0.10 per share ("Common Stock"), offered hereby (the "Shares") are being sold by BJ Services Company (the "Company"). The Common Stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "BJS." On June 27, 1996, the last reported sales price of the Common Stock on the NYSE composite tape was $34 7/8 per share. See "Price Range of Common Stock and Warrants and Dividend Policy."

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $500,000.


(3) The Company has granted to the several Underwriters an option for 30 days to purchase up to an additional 1,275,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                             ---------------------

     The Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares
will be made in New York, New York on or about             , 1996.

                             ---------------------

MERRILL LYNCH & CO.
                     CS FIRST BOSTON

                                        RAUSCHER PIERCE REFSNES, INC.

                             ---------------------

            The date of this Prospectus is                  , 1996.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the shares of Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and, in accordance therewith, files reports, proxy statements and other information with the Commission. All such information and items or information omitted from this Prospectus but contained or incorporated by reference in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, New York, New York 10048, or may be obtained on the Internet from the Commission's Web site at http://www.sec.gov. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and such information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Common Stock, the Company's warrants to purchase Common Stock and the Company's 12 7/8% Senior Notes due 2002 are listed for trading on the NYSE, and the Company's 7% Notes due 2006 have been approved for listing on the NYSE, subject to notice of issuance.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN SHARES OF COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE EXCHANGE ACT.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus and does not purport to be complete. Reference is made to, and this Summary is qualified in its entirety by and should be read in conjunction with, the more detailed information contained elsewhere herein or incorporated by reference in this Prospectus. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Prospectus. References in this Prospectus to "BJ Services" and the "Company," unless the context requires otherwise, are to BJ Services Company and its subsidiaries, which include former subsidiaries of The Western Company of North America ("Western") following the acquisition of Western by BJ Services on April 13, 1995 (the "Western Acquisition"). Financial and other information included in this Prospectus includes the Western operations since April 1, 1995. Currency is expressed as U.S. dollars ("$") or Canadian dollars ("Cdn $").

                                  THE COMPANY

     BJ Services is a leading provider of pressure pumping and other oilfield services for the petroleum industry worldwide. Pressure pumping services offered by BJ Services consist of well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore. The Company successfully strengthened its U.S. presence, expanded its presence in certain international markets and realized significant consolidation benefits through the Western Acquisition, which was completed on April 13, 1995. The Company is further expanding and complementing its existing pressure pumping operations through its acquisition of Nowsco Well Service Ltd. ("Nowsco"), an Alberta, Canada corporation (the "Nowsco Acquisition").

     The Company believes that as a result of the Western Acquisition and the Nowsco Acquisition, it will be better positioned to take advantage of several trends in the industry. These trends include: (i) the demand for more technologically advanced services and products; (ii) the preference by certain customers for engaging larger oilfield service providers with worldwide operations; and (iii) the ability to provide cost effective solutions for the drilling, completion and workover of oil and gas wells. As a result of being better able to satisfy the demands of its customers, the Company believes it is well positioned to realize the growth opportunities presented by these trends.

     The Company's services are provided through domestic and international locations to customers in most of the major oil and natural gas producing regions of the United States, Canada (as a result of the Nowsco Acquisition), Latin America, Europe, Asia, Africa and the Middle East. The Company believes that it is the third largest provider of pressure pumping services worldwide, with a particularly strong presence in the Alaskan North Slope, the Gulf of Mexico, Canada, the North Sea, Indonesia and most of Latin America. The Company also believes that it is one of the largest suppliers of casing and tubular services in the U.K. North Sea, and it is continuing to expand these services in Latin America, the Middle East and Southeast Asia. The Company provides commissioning and leak detection services to offshore platforms and pipelines and also provides specialty chemical services to the oil, gas, refining and petrochemical industries in the United States.

                               BUSINESS STRATEGY

     The Company's business strategy consists of: (i) expanding both its geographic presence and service lines through strategic corporate acquisitions and through internal capital investment in its existing operations; (ii) maintaining its position as a technological leader in the industry; (iii) pursuing alliances with industry participants when necessary to meet customer requirements; and (iv) continuing to improve internal efficiencies.

     Consistent with this strategy, the Company consummated the Western Acquisition in April 1995 for a total purchase price of $511.4 million (including transaction costs of $7.2 million), consisting of 12.0 million shares of Common Stock, cash of $247.9 million from borrowings under the Company's then existing bank credit facility and warrants (the "Warrants") to purchase 4.8 million shares of Common Stock at an exercise price of $30.00 per share, exercisable until the close of business on April 13, 2000. The Western Acquisition provided the Company with a greater critical mass with which to compete in domestic and international markets and permitted it to realize significant consolidation benefits. The Western Acquisition increased the Company's existing total revenue base by approximately 75% and more than doubled the Company's domestic revenue base while eliminating approximately $40 million in annual overhead and redundant operating costs by combining the two companies.

     The Nowsco Acquisition represents the Company's most recent step in implementing its business strategy. The Company expects the Nowsco Acquisition to provide BJ Services with: (i) opportunities to grow the earnings and cash flow of the combined companies, primarily by achieving complementary revenue enhancements, operating and service efficiencies and eliminating an estimated $20.0 million in annual overhead and operating costs; (ii) opportunities to expand and further develop its existing business strengths, including service lines, technology and customer base; (iii) the addition of operations in Canada, an area which is complementary with the Company's existing North American operations, and in certain other key international oil and gas producing regions; and (iv) the opportunity to be a larger and more effective presence in the worldwide pressure pumping and coiled tubing markets. The Nowsco Acquisition will provide the Company with a strong, established presence in Canada and will expand the Company's presence in the U.S. market and in certain international markets, including Europe, Southeast Asia and Argentina. The Nowsco Acquisition will also significantly expand the Company's coiled tubing services and commissioning and leak detection services. The Nowsco Acquisition is expected to increase the Company's total revenue base by approximately 42%, and the Company's North American and international revenue base by 42% and 43%, respectively. On a pro forma basis in fiscal 1995, the Company would have generated approximately 63% of its revenue from North American operations and 37% from international operations.

     BJ Services believes that Nowsco is recognized as the premier pumping services company and the market share leader in pumping services in Canada. In the area of coiled tubing services, Nowsco is a recognized technological leader in developing applications and providing services for oil and gas wells. Based upon existing customer demand and new applications for coiled tubing technology identified by operators, BJ Services believes that coiled tubing represents an area with significant growth opportunities. The Nowsco Acquisition will permit the Company to package such coiled tubing services with the Company's existing pressure pumping services and to take advantage of such growth opportunities in the area of coiled tubing.

     The Company has entered into a number of alliances with other industry participants to offer a broader complement of products and services in response to customer demands. Such alliances take various forms, including packaged or integrated services, single source suppliers and turnkey agreements, and generated approximately 20% of the Company's revenue during 1995. The Company expects that the Nowsco Acquisition will increase the Company's participation in industry alliances, including the packaging of BJ Services' existing pressure pumping services with Nowsco's coiled tubing services.

     In response to customer demand for technological expertise, the Company has directed significant capital expenditures and other resources toward research and development. Such research and development commitments have enabled the Company to maintain or increase the overall competitiveness of its primary services by focusing on the improvement of existing products and services, the design of new products and processes and the packaging of services to meet specific customer needs. The Company expects the Nowsco Acquisition to further strengthen BJ Services' position as a technological leader in the pressure pumping industry.

                             THE NOWSCO ACQUISITION

     On April 12, 1996, the Company announced a tender offer (the "Nowsco Tender Offer") to acquire all of the outstanding common shares of Nowsco for a price per share of Cdn $27.00 ($19.50 per share). On May 6, 1996, Great Lakes Chemical Corporation ("Great Lakes") made a competing tender offer to acquire all the outstanding common shares of Nowsco for a price per share of Cdn $30.90 ($22.55 per share). On June 3, 1996, the Company amended the Nowsco Tender Offer by increasing the consideration offered to Cdn $35.00 per Nowsco common share ($25.55 per share) and in connection therewith was provided access to Nowsco's confidential information that had been provided to Great Lakes. On June 7, 1996, Great Lakes announced that it would neither extend nor increase the consideration offered under its tender offer for all the common shares of Nowsco. On that date, the Great Lakes tender offer expired. In June 1996, the Company consummated the Nowsco Acquisition. For the fiscal year ended December 31, 1995, Nowsco reported revenue of Cdn $480.1 million, net income of Cdn $16.2 million (Cdn $.78 per share) and total shareholders' equity of Cdn $286.5 million.


     The total purchase price for the Nowsco Acquisition (including estimated transaction costs of $7.0 million) is estimated to be $581.3 million (Cdn $796.3 million). In connection with the financing of the Nowsco Acquisition, the Company has entered into a committed, unsecured bank credit facility (the "New Bank Credit Facility") with Bank of America National Trust and Savings Association ("Bank of America") and Bank of America Canada, as agents. A portion of the borrowings under the New Bank Credit Facility is being used to fund the Nowsco Acquisition. The New Bank Credit Facility includes a $285.0 million one-year bridge loan, a six-year $315.0 million term loan facility and a $250.0 million revolving credit facility. The Company will use the net proceeds from the offering to repay certain indebtedness under the New Bank Credit Facility incurred to fund the Nowsco Acquisition, including indebtedness under the bridge loan portion of such facility. See "Capitalization," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources and Liquidity."

     The Company's principal executive offices are located at 5500 Northwest Central Drive, Houston, Texas 77092, and its telephone number is (713) 462-4239.

                                  THE OFFERING

COMMON STOCK OFFERED(1).....  8,500,000 shares

COMMON STOCK OUTSTANDING:
  BEFORE THE OFFERING(2)....  28,164,670 shares

  AFTER THE OFFERING(1)(2)..  36,664,670 shares

USE OF PROCEEDS.............  The estimated net proceeds of $278.6 million to be received by the Company from the offering of the Shares (the "Offering") will be used to repay certain indebtedness under the New Bank Credit Facility incurred to fund the Nowsco Acquisition, including indebtedness under the bridge loan portion of such facility. See "Use of Proceeds."

NEW YORK STOCK EXCHANGE
  SYMBOL....................  BJS
- ---------------
(1) Excludes 1,275,000 shares of Common Stock subject to purchase upon exercise of the Underwriters' over-allotment option.
(2) Based on shares outstanding as of March 31, 1996. Does not include (i) 4,792,651 shares issuable upon the exercise of outstanding Warrants or (ii) 1,584,957 shares of Common Stock reserved for issuance pursuant to outstanding stock options and other outstanding awards under the Company's employee benefit plans, 631,450 of which were exercisable as of such date.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary consolidated financial data for the Company and its subsidiaries as of and for the five years ended September 30, 1995 and as of and for the six-month periods ended March 31, 1996 and 1995. The financial information presented below, as of and for the six-month periods ended March 31, 1996 and 1995, reflects all adjustments, consisting of normal and recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Company's consolidated results of operations and financial position for such periods. The information shown for the six-month periods is not necessarily indicative of full-year results. The following data should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

                                                  SIX MONTHS ENDED
                                                      MARCH 31,                      YEAR ENDED SEPTEMBER 30,
                                                 -------------------   -----------------------------------------------------
                                                 1996(1)      1995      1995(1)      1994       1993       1992       1991
                                                 --------   --------   ---------   --------   --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenue......................................  $407,295   $226,083   $ 633,660   $434,476   $394,363   $330,028   $390,296
  Operating expenses, excluding unusual charges
    and goodwill amortization..................   376,456    214,943     592,905    414,493    373,934    316,305    358,475
  Goodwill amortization........................     2,671        578       3,266      1,298        691
  Unusual charges(2)...........................                           17,200                           15,700
  Operating income (loss)......................    28,168     10,562      20,289     18,685     19,738     (1,977)    31,821
  Interest expense.............................   (11,095)    (4,618)    (15,164)    (7,383)    (5,414)    (2,977)    (3,135)
  Other income -- net..........................     1,575      1,677       2,734        877      2,014        297      1,736
  Income tax expense (benefit).................     5,170      1,674      (1,102)     2,006      1,593     (3,657)     5,170
  Income (loss) before cumulative effect of
    accounting change..........................    13,568      6,122       9,889     10,770     14,561     (1,104)    24,422
  Cumulative effect of change in accounting
    principle, net of tax(3)...................                                     (10,400)
  Net income (loss)............................    13,568      6,122       9,889        370     14,561     (1,104)    24,422
  Net income (loss) per share before cumulative
    effect of accounting change:
    Primary....................................  $    .48   $    .38   $     .46   $    .69   $    .94   $   (.08)  $   1.88
    Fully Diluted..............................  $    .46   $    .38   $     .46   $    .69   $    .94   $   (.08)  $   1.88
STATEMENT OF CASH FLOWS DATA:
  Net cash flows provided from (used for)
    operating activities.......................  $ 18,582   $ 17,087   $  39,384   $ 26,255   $   (315)  $  8,392   $ 26,414
  Net cash used for investing activities.......   (24,760)   (11,197)   (228,886)   (38,757)   (40,768)   (76,314)   (30,459)
  Net cash flows provided from (used for)
    financing activities.......................     7,427     (3,410)    188,126     14,100     41,228     64,257      5,492
OTHER DATA:
  Depreciation and amortization(4).............  $ 29,305   $ 13,612   $  42,064   $ 25,335   $ 24,170   $ 12,742   $ 14,497
  Capital expenditures(5)......................    21,795     15,003      30,966     39,345     37,350     26,197     34,588
  EBITDA(6)....................................    59,374     26,185      65,986     45,626     46,422     11,527     48,765
FINANCIAL POSITION DATA (AT END OF PERIOD):
  Property -- net..............................  $414,080   $197,033   $ 416,810   $198,844   $183,962   $171,420   $134,139
  Total assets.................................   995,966    413,618     989,683    410,066    369,531    328,799    265,686
  Long-term debt, including current
    maturities.................................   291,870     98,200     295,166    105,900     90,500     56,500     32,396
  Stockholders' equity.........................   485,158    197,146     466,795    189,927    187,132    134,794    135,307

- ---------------

(1) Includes the effect of the Western Acquisition since April 1, 1995, which was accounted for as a purchase in accordance with generally accepted accounting principles.
(2) Unusual charges for the fiscal year ended September 30, 1995 represent nonrecurring costs associated with the Western Acquisition, including a non-cash charge for impairment of facilities (approximately $3.6 million), and charges for severance of employees of BJ Services and other Western Acquisition related costs. Unusual charges for 1992, which primarily represent a provision for restructuring the Company's North American operations, include non-cash charges of approximately $10.6 million for asset writedowns.
(3) In the year ended September 30, 1994, the Company changed its method of accounting for postretirement benefits other than pensions.
(4) In October 1991, the Company revised the estimated salvage values and remaining useful lives of certain of its U.S. pumping services equipment to more closely reflect expected remaining lives. The effect of this change in accounting estimate resulted in a decrease of $2.9 million, or $.22 per share, in the Company's net loss for 1992.
(5) Excluding acquisitions of businesses.
(6) Earnings before interest expense, taxes, depreciation and amortization and cumulative effect of accounting change ("EBITDA") is a supplemental financial measurement used by the Company in the evaluation of its business and is presented solely as a supplemental disclosure, and should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. The amounts include unusual charges of $17.2 million and $15.7 million in the years ended September 30, 1995 and 1992, respectively.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

                                  (UNAUDITED)


     The following table sets forth certain unaudited historical information for the Company and Nowsco and certain pro forma combined financial information giving effect to the Nowsco Acquisition, which is accounted for as a purchase in accordance with generally accepted accounting principles, and to the Offering. The information below may not be indicative of the results that actually would have occurred if the Nowsco Acquisition and the Offering had been consummated on the dates indicated or that will be obtained in the future. For a complete description of the assumptions and adjustments made in calculating such pro forma information, see the Pro Forma Financial Information (Unaudited) and the related notes thereto included elsewhere in this Prospectus.


                                                                           TWELVE MONTHS ENDED
                                  SIX MONTHS ENDED MARCH 31, 1996           SEPTEMBER 30, 1995
                                  --------------------------------   --------------------------------
                                      HISTORICAL                         HISTORICAL
                                  -------------------      PRO       -------------------      PRO
                                  COMPANY     NOWSCO     FORMA(1)    COMPANY     NOWSCO     FORMA(1)
                                  --------   --------   ----------   --------   --------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenue.......................  $407,295   $182,183   $  589,478   $633,660   $339,269   $1,146,851
  Cost of sales and services....   359,734    164,731      524,465    564,587    306,849    1,040,533
  General and administrative....    16,722      7,998       24,720     28,318     16,133       49,484
  Goodwill amortization.........     2,671                   7,633      3,266                  15,348
  Unusual charges...............                3,349        3,349     17,200        481          481
  Operating income (loss).......    28,168      6,105       29,311     20,289     15,806       41,005
  Interest expense..............   (11,095)       (60)     (20,755)   (15,164)      (640)     (44,803)
  Income tax expense
     (benefit)..................     5,170        341        4,224     (1,102)     2,007        1,211
  Net income (loss).............    13,568      6,557        6,850      9,889     16,248        2,104
  Net income per share..........  $    .48              $      .18   $    .46              $      .06
  Average shares outstanding....    28,560                  37,060     21,376                  36,426
OTHER DATA:
  Depreciation and
     amortization...............  $ 29,305   $ 15,126   $   49,393   $ 42,064   $ 28,512   $   94,364
  Capital expenditures..........    21,795     16,476       38,271     30,966     36,499       67,465
  EBITDA(2).....................    59,374     22,084       81,458     65,986     47,407      142,453
FINANCIAL POSITION DATA (AT END
  OF PERIOD):
  Property -- net...............  $414,080   $139,084   $  553,164
  Total assets..................   995,966    272,535    1,653,501
  Long-term debt, including
     current maturities.........   291,870                 590,418
  Stockholders' equity..........   485,158    217,133      758,743

- ---------------

(1) The pro forma statements of operations were prepared as if the Nowsco Acquisition and the Offering had occurred as of October 1, 1994 and do not include any estimate for loss of revenue from overlapping locations, any consolidation savings or the effect of any modifications in operations that might have occurred had BJ Services owned and operated the business during the periods presented, except as described in the Notes to Pro Forma Financial Statements. Pro forma adjustments were also made to reflect the pro forma results of the Western Acquisition during the first six months of fiscal 1995, assuming the acquisition had occurred on October 1, 1994.

(2) EBITDA is a supplemental financial measurement used by BJ Services in the evaluation of its business and is presented solely as a supplemental disclosure, and should not be construed as an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. The historical amounts for the twelve months ended September 30, 1995 include unusual charges of $17.2 million.

                              RECENT DEVELOPMENTS
ACQUISITION OF NOWSCO


     On April 12, 1996, the Company announced the Nowsco Tender Offer to acquire all of the outstanding common shares of Nowsco for a price per share of Cdn $27.00 ($19.50 per share). On May 6, 1996, Great Lakes made a competing tender offer to acquire all the outstanding common shares of Nowsco for a price per share of Cdn $30.90 ($22.55 per share). On June 3, 1996, the Company amended the Nowsco Tender Offer by increasing the consideration offered to Cdn $35.00 per Nowsco common share ($25.55 per share) and in connection therewith was provided access to Nowsco's confidential information that had been provided to Great Lakes. On June 7, 1996, Great Lakes announced that it would neither extend nor increase the consideration offered under its tender offer for all the common shares of Nowsco. On that date, the Great Lakes tender offer expired. In June 1996, the Company consummated the Nowsco Acquisition.



     The total purchase price for the Nowsco Acquisition (including estimated transaction costs of $7.0 million) is estimated to be $581.3 million (Cdn $796.3 million). For the fiscal year ended December 31, 1995, Nowsco reported revenue of Cdn $480.1 million, net income of Cdn $16.2 million (Cdn $.78 per share) and total shareholders' equity of Cdn $286.5 million. Nowsco's operations are conducted in Canada, the United States, Europe, Southeast Asia and Argentina and include oil and gas pressure pumping, coiled tubing, commissioning and pipeline service businesses.


     The Company expects the Nowsco Acquisition to provide BJ Services with: (i) opportunities to grow the earnings and cash flow of the combined companies, primarily by achieving certain financial and operating efficiencies; (ii) opportunities to expand and further develop the Company's business strengths through combining the strengths of Nowsco with the Company's existing strengths;
(iii) opportunities to expand the Company's geographic presence in North America with the addition of Nowsco's Canadian and United States operations and in certain other key international oil and gas producing regions; and (iv) the opportunity to have a larger and more effective presence in the worldwide pressure pumping and coiled tubing markets.

     Financial and Operating Efficiencies. The Company believes that the Nowsco Acquisition provides it with opportunities to improve its financial and operating efficiencies by growing the earnings and cash flow of the combined companies. The Company believes that these results can be achieved primarily by realizing complementary revenue enhancements, operating and service efficiencies and the elimination of certain overhead and operating costs. The Company estimates that it will be able to eliminate $20.0 million in annual overhead and redundant operating costs by combining the Company and Nowsco. These cost savings are expected to result primarily from the elimination of (i) duplicate corporate and administrative functions and (ii) overlapping operations and facilities.

     Integration of Relative Business Strengths. The management of the Company expects that the Nowsco Acquisition will expand and further develop its existing business strengths, particularly with respect to service lines, technology and customer base. Through the Nowsco Acquisition, the Company expects to extend its presence in coiled tubing services and to combine those services with BJ Services' cementing and stimulation services. The Company believes that such a combination has significant growth opportunities based upon existing customer demand and new applications being identified by operators. In addition, operations to be acquired from Nowsco include industrial nitrogen services provided to refineries and process facilities, which, when combined with the existing leak detection and commissioning business conducted by BJ Services, will give the Company the leading market share position in providing such services.

     Expansion of Geographic Presence. In geographical terms, the Nowsco Acquisition will provide a significant operating presence in Canada and will continue the expansion of the Company's service areas, both in the United States and internationally. In recent years, BJ Services has significantly increased its international presence, and the Nowsco Acquisition continues the expansion of the Company's operations to Canada and in other key international oil and gas producing regions. In the United States, the acquisition of Nowsco will also enable the Company to expand its stimulation business into the northeastern United States and add further operations in the midcontinent and the Gulf of Mexico.

     Larger and More Effective Competitor. The Company's management believes that the Nowsco Acquisition will enable the combined company to compete more effectively with its primary competitors, Halliburton Energy Services, a division of Halliburton Company ("Halliburton"), and Dowell, a division of Schlumberger Limited ("Schlumberger"). In addition, the Company believes that the Nowsco Acquisition will permit BJ Services to remain a technological leader in its industry for the foreseeable future. Furthermore, the Company believes that its increased size resulting from the Nowsco Acquisition will permit it to realize certain economies of scale, which should enhance its ability to compete successfully with its competitors.

     The discussion of benefits from the Nowsco Acquisition set forth above and under the captions "Summary -- Business Strategy" and "Summary -- The Nowsco Acquisition" is based upon analyses and beliefs of members of the Company's management with respect to the anticipated benefits of the Nowsco Acquisition to BJ Services. Because of the highly competitive nature of the oilfield service industry, the adverse impact on the industry resulting from oil and gas price fluctuations, the inherent uncertainties involved in combining two companies and the limited time available to conduct a due diligence review of the assets and operations of Nowsco, there can be no assurance that the combined company will be able to participate fully in the opportunities or to realize the benefits described herein. Information presented in this Prospectus includes forward-looking statements that are based upon numerous assumptions with respect to the Company's operations following the Nowsco Acquisition, including the benefits to be realized from the consolidation of the acquired operations and other factors affecting the Company's business that are beyond the Company's control. Many of such factors are discussed herein under the caption "Business." Any changes in such factors could produce significantly different results.

                                 CAPITALIZATION

     The following table sets forth the short-term borrowings and the capitalization of the Company at March 31, 1996 and as adjusted to reflect (i) the Nowsco Acquisition, including borrowings under the New Bank Credit Facility and (ii) the issuance of the Shares offered hereby and the application of the net proceeds therefrom (estimated to be $278.6 million).

                                                                          AS OF MARCH 31, 1996
                                                                         ----------------------
                                                                          ACTUAL    AS ADJUSTED
                                                                         --------   -----------
                                                                             (IN THOUSANDS)
Short-term borrowings..................................................  $ 10,426   $    10,426
                                                                         ========     =========
Long-term debt:
  7% Notes due 2006, net of discount...................................  $124,250   $   124,250
  12 7/8% Senior Notes due 2002........................................     2,170         2,170
  9.2% Notes due August 1998...........................................    18,000        18,000
  Notes payable to banks...............................................   147,450       445,998
                                                                         --------   -----------
          Total long-term debt, including current maturities...........   291,870       590,418
Stockholders' equity:
  Preferred stock, $1.00 par value; 5,000,000 shares authorized; none issued............................................................
  Common stock, $.10 par value; 80,000,000 shares authorized;
     28,164,670 and 36,664,670 shares issued, respectively(1)..........     2,817         3,667
  Capital in excess of par.............................................   419,772       697,507
  Retained earnings, less cumulative translation adjustment............    62,569        62,569
                                                                         --------   -----------
          Total stockholders' equity...................................   485,158       763,743
                                                                         --------   -----------
Total capitalization...................................................  $777,028   $ 1,354,161
                                                                         ========     =========

- ---------------

(1) As of March 31, 1996, the Company had 4,792,651 outstanding Warrants, and 1,584,957 shares of Common Stock were reserved for issuance pursuant to outstanding stock options and other outstanding awards under the Company's employee benefit plans.


     In connection with the financing of the Nowsco Acquisition, the Company entered into the New Bank Credit Facility. The borrowers and guarantors under the New Bank Credit Facility are the Company and three of its subsidiaries, BJ Services Company, U.S.A., BJ Service International, Inc. and BJ Services Company Middle East. BJ Services Canada Inc. is a borrower in Canadian dollars under the New Bank Credit Facility. Outstanding borrowings under the New Bank Credit Facility as of June 28, 1996 totaled $733.0 million at a weighted average interest rate of 6.5%. After giving effect to the application of the estimated net proceeds from the Offering to repay certain indebtedness under the New Bank Credit Facility (see "Use of Proceeds"), the Company would have an estimated $117.0 million in additional availability under the New Bank Credit Facility as of June 28, 1996. See the Pro Forma Financial Information included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources and Liquidity."

     On February 20, 1996, in a transaction exempt from the registration requirements of the Securities Act, the Company issued $125.0 million of 7% Notes due 2006. Three of the Company's subsidiaries that are obligors with respect to the New Bank Credit Facility and the Company's 9.2% Notes Due August 1, 1998 (the "9.2% Notes"), BJ Services Company, U.S.A., BJ Service International, Inc. and BJ Services Company Middle East, are guarantors of the 7% Notes. The Company has an effective registration statement under the Securities Act with respect to up to $125.0 million of 7% Series B Notes due 2006 (the "7% Series B Notes") to be offered in exchange for the 7% Notes. The form and terms of the 7% Series B Notes are identical in all material respects to the form and terms of the 7% Notes except that the 7% Series B Notes will be issued in a transaction registered under the Securities Act. The net proceeds from the issuance of the 7% Notes ($123.3 million) were used by the Company to repay indebtedness outstanding under the term loan portion of the Company's then existing bank credit facility.



     As of March 31, 1996, pursuant to certain note agreements entered into in August 1991, the Company had $18.0 million aggregate principal amount outstanding under the 9.2% Notes. BJ Services Company, U.S.A., BJ Service International, Inc. and BJ Services Company Middle East are also borrowers under the 9.2% Notes. The principal amount of the 9.2% Notes is payable annually on August 1 in installments of $6.0 million until maturity on August 1, 1998. The Company expects either to prepay the 9.2% Notes or to amend the 9.2% Note agreements to include covenants substantially similar to the covenants under the New Bank Credit Facility.

                        PRICE RANGE OF COMMON STOCK AND
                          WARRANTS AND DIVIDEND POLICY

     The Common Stock and Warrants are traded on the NYSE under the symbols "BJS" and "BJSW," respectively. The following table sets forth the range of the high and low per share sales prices for the Common Stock and Warrants for the periods indicated, as reported on the NYSE Composite Trading Tape.


                                                             BJ SERVICES           BJ SERVICES
                                                            COMMON STOCK           WARRANTS(1)
                                                          -----------------     -----------------
                                                           HIGH       LOW        HIGH       LOW
                                                          ------     ------     ------     ------
FISCAL YEAR ENDED SEPTEMBER 30, 1993
  Quarter ended December 31, 1992.......................  $18.00     $14.25
  Quarter ended March 31, 1993..........................   23.00      13.63
  Quarter ended June 30, 1993...........................   31.63      21.00
  Quarter ended September 30, 1993......................   30.00      20.00

FISCAL YEAR ENDED SEPTEMBER 30, 1994
  Quarter ended December 31, 1993.......................  $26.50     $18.00
  Quarter ended March 31, 1994..........................   22.50      17.50
  Quarter ended June 30, 1994...........................   22.38      17.38
  Quarter ended September 30, 1994......................   22.13      18.25

FISCAL YEAR ENDED SEPTEMBER 30, 1995
  Quarter ended December 31, 1994.......................  $21.00     $16.25
  Quarter ended March 31, 1995..........................   20.50      15.50
  Quarter ended June 30, 1995...........................   26.00      20.38     $ 5.63     $ 3.63
  Quarter ended September 30, 1995......................   27.38      22.63       6.88       4.13

FISCAL YEAR ENDED SEPTEMBER 30, 1996
  Quarter ended December 31, 1995.......................  $29.00     $20.50     $ 7.88     $ 3.00
  Quarter ended March 31, 1996..........................   33.63      25.13      11.50       5.38
  Quarter through June 26, 1996.........................   39.38      31.38      15.75      10.00


- ---------------

(1) The Warrants were issued in connection with the Western Acquisition, and regular way trading in the Warrants commenced in April 1995.

     The Company does not currently intend to pay dividends on its outstanding shares of Common Stock, and there can be no assurance that it will pay dividends at any time in the future. It is anticipated that for the foreseeable future any earnings generated from operations will be retained for use in the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's operating results, financial condition and capital requirements, and such other factors as the Board of Directors may deem relevant.

     The Company's Note Agreements governing its 9.2% Notes and the New Bank Credit Facility each restrict the payment of dividends unless certain financial tests are satisfied.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Offering are estimated to be $278.6 million ($320.4 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and the estimated offering expenses. The Company will use the net proceeds from the Offering to repay certain indebtedness incurred under the New Bank Credit Facility to fund the Nowsco Acquisition. Such proceeds will be first applied to repay indebtedness under the bridge loan portion of such facility, and any excess proceeds will be applied to repay other borrowings under the New Bank Credit Facility. As of June 28, 1996, $733.0 million was outstanding under the New Bank Credit Facility at a weighted average interest rate of 6.5% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources and Liquidity." The bridge loan portion of the New Bank Credit Facility matures in June 1997 (unless earlier repaid under certain circumstances). See "Capitalization."


                                 EXCHANGE RATES

     Nowsco's accounts are expressed in Canadian dollars. All dollar amounts provided in this Prospectus with respect to Nowsco are in Canadian dollars except where otherwise indicated. The ending, average, high and low exchange rates for each of the five years ended with December 31, 1995, are set forth in the following table (such rates, which are expressed in United States dollars, being the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New
York). In each case, the table shows the amount of United States dollars which 1 Canadian dollar would buy.

                                                                          RANGE OF RATES FOR
                                                                                 YEAR
                                              RATE AT       AVERAGE      ---------------------
                                              YEAR END     FOR YEAR*     HIGHEST       LOWEST
                                              --------     ---------     --------     --------
1995........................................  US$.7329     US$ .7311     US$.7533     US$.7007
1994........................................     .7129         .7300        .7632        .7105
1993........................................     .7544         .7729        .9245        .7439
1992........................................     .7858         .8275        .8650        .7777
1991........................................     .8652         .8721        .8921        .8587

- ---------------

* The average rate means the average of the exchange rates on the last day of each month during the period.


     On June 26, 1996, the exchange rate was Cdn $1.00 -- $.7353.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company's operations are primarily driven by the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity worldwide. Drilling activity, in turn, is largely dependent on the price of oil and natural gas. This is especially true in the United States, where the Company generates approximately 60% of its revenues.

     Due to "aging" oilfields and lower-cost sources of oil internationally, drilling activity in the United States has declined more than 75% from its peak in 1981. Record low drilling activity levels were experienced in 1986 and 1992. As a result, pumping service companies have been unable to recapitalize their aging United States fleets due to the inability, under current market conditions, to generate adequate returns on new capital investments. The Company believes that it is important to operate with a greater critical mass in key U.S. markets to improve returns in this environment. This conclusion led to the decision to withdraw from certain low activity areas in the past several years and to consolidate its remaining operations with those acquired in April 1995 from Western, which had a larger presence in the United States.

     The rig count in the United States averaged 739 active drilling rigs during fiscal 1995, a 6% and 2% decline, compared with 1994 and 1993, respectively, and the second lowest count on record. The rig count in the United States averaged 708 and 737 active drilling rigs during the respective three-month and six-month periods ended March 31, 1996. Compared with the same periods of the prior fiscal year, drilling activity was flat for the three-month period and 4% lower for the six-month period, primarily due to lower oil-related drilling. Drilling for natural gas increased by 11% and was flat during the respective three-month and six-month periods. Due to the relatively strong oil and natural gas prices recently being realized, management expects U.S. drilling activity levels for the last half of the fiscal year to be above prior year levels.

     While international drilling activity (excluding Canada) has historically been less volatile than domestic drilling activity, the international active rig count had declined in each of the last four years prior to fiscal 1995 due to weak oil prices and economic and political instability in certain overseas countries. The most significant declines in international drilling activity occurred in the North Sea, Italy, Nigeria and Mexico. The activity decline has leveled off somewhat with the active rig count for 1995 up slightly from 1994. International drilling activity increased by 4% and 5% during the most recent three-month and six-month periods, respectively, compared with the same periods of the prior year on the strength of development work in Latin America, especially Argentina and Venezuela, and renewed exploration programs in the U.K. North Sea.

     In both the United States and internationally, there has been a continuing trend by oil and gas companies toward "alliances" with the service companies. These alliances take various forms, including packaged or integrated services, single source suppliers and turnkey agreements. Approximately 20% of the Company's revenues were generated under such alliances, or approximately $117 million of the Company's revenues during 1995. Approximately 19% of the Company's revenues were generated under such alliances during the first six months of fiscal 1996.

EXPANSIONS AND ACQUISITIONS

     Management believes the primary opportunities for geographic and product expansion remain in international markets. As a result, other than the Western Acquisition, the Company's capital spending and expansion efforts have been primarily focused outside of the United States. The Company's expansion efforts during the past three years have included expanding pumping services into several key international markets, including Saudi Arabia, Qatar and Vietnam; expanding tubular services and commissioning and leak detection services into geographic regions outside the North Sea; adding additional pumping service capacity in key Latin American markets; and acquiring Norsk Bronnservice A/S ("NBS") in April 1993, Italog S.p.A. ("SIAT") in July 1993, the remaining 50% ownership of its joint venture in Egypt in February 1994 and the remaining 60% of the Company's Brazilian joint venture in December 1995.

     On April 13, 1995, the Company completed the Western Acquisition for a total purchase price of $511.4 million (including transaction costs of $7.2 million), consisting of 12.0 million shares of Common Stock, cash of $247.9 million from borrowings under the Company's then existing bank credit facility and Warrants to purchase 4.8 million shares of Common Stock. The Western Acquisition has provided the Company with a greater critical mass with which to compete in domestic and international markets and the opportunity to realize significant consolidation benefits. The Western Acquisition has increased the Company's existing total revenue base by approximately 75% and has more than doubled the Company's domestic revenue base. In addition, approximately $40 million in overhead and redundant operating costs have been eliminated annually by combining the two companies.



     The Company consummated the Nowsco Acquisition during June 1996 for a total purchase price (including estimated transaction costs of $7.0 million) estimated to be $581.3 million (Cdn $796.3 million). For the two months ended May 31, 1996, Nowsco's results of operations were adversely affected by a longer than usual period of reduced activity caused by weather conditions. As a result, Nowsco's operating income and net income for the two month period are expected to be lower than for the comparable period for 1995.


For a more complete description of the Nowsco Acquisition, see "Summary -- The Nowsco Acquisition" and "Recent Developments." The information presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" does not include the Nowsco Acquisition, which occurred after the periods presented. For pro forma financial information giving effect to the Nowsco Acquisition, see "Summary -- Summary Historical and Pro Forma Financial Information (Unaudited)" and the Pro Forma Financial Information (unaudited) and the related notes thereto included elsewhere in this Prospectus.



RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED MARCH 31, 1996 AND 1995


     Revenue. Revenue for the quarter ended March 31, 1996 was $200.8 million, an 88% increase from the prior year's second quarter. For the six months ended March 31, 1996, revenue was $407.3 million, an 80% increase over the same period of the previous year. Both such increases were primarily driven by increased international activity and expansions, and the acquisition of Western.

     U.S. revenue more than doubled during the three-month and six-month periods ended March 31, 1996 as a result of adding the former Western operations. On a pro forma basis, however, U.S. revenue declined by 3% and 8%, respectively, primarily as a result of activity reductions in the oil regions and a significant revenue decline in the Company's Rocky Mountain region as a result of lower spending by the Company's primary customers, mostly independent oil and gas producers. Pricing of the Company's services has remained relatively stable in the United States, or has declined slightly, over the past year.


     Management's U.S. revenue outlook for the remainder of the fiscal year is positive as a result of the recent strengthening of oil and gas prices. The Company's March 1996 revenue exceeded that of March's prior year revenue and March's rig count showed the first year over year increase in several years. The Company expects this trend to continue throughout the remainder of the fiscal year.


     International revenue for the three-month and six-month periods ended March 31, 1996 increased by 38% and 31%, respectively, over the same periods of fiscal 1995. This represents the thirteenth consecutive quarter of international revenue improvement. Each of the Company's international regions has experienced higher revenue growth compared with the year earlier periods. The Company's Latin America region has generated the highest revenue increases (up 47% for both the three-month and six-month periods) as a result of strong activity increases in Argentina as well as revenue increases in Venezuela and Colombia from recent capital investments. Revenue from the Company's pumping service expansions into Vietnam, Saudi Arabia and Brazil, combined with improving activity in the United Kingdom and Nigeria, also contributed to the international revenue growth. The Company's tubular services and commissioning and leak detection product lines also showed strong gains during the most recent quarter from strong North Sea activity and as a result of their recent expansions into parts of the Far East, Middle East and South America.

     Management expects the year-over-year international revenue increases to continue over the remainder of the fiscal year, but at a much lower growth rate. In January 1996, the Company decided to "warm stack" a stimulation vessel acquired from Western, the "Renaissance." The vessel's hull is expected to be sold by the end of the fiscal year with the proceeds used to reduce outstanding debt, while the vessel's stimulation equipment will be removed and redeployed to other of the Company's operating locations. The Company believes that the liquidation of the vessel, if consummated, will not have a material adverse impact on the Company's operating results.

     Operating Income. The Company's operating income more than doubled for both the three-month and six-month periods ended March 31, 1996 as a result of the previously mentioned revenue increases. All operating expenses were higher as a result of the Western Acquisition. The cost of sales and services as a percentage of revenue, however, declined by 1.7% and 2.1%, respectively, primarily as a result of cost reduction efforts implemented after the acquisition of Western and the economies of scale in having a larger U.S. operation. Marketing expenses represent a higher percentage of revenue than the prior year due to the higher concentration of the additional revenues being in the United States, which requires a relatively greater marketing effort. Marketing expenses also increased due to commissions on international business. The increase in goodwill amortization also resulted from the Western Acquisition, which was accounted for under the purchase method with the resulting goodwill being amortized over a 40-year period.

     Interest expense increased by $3.2 million and $6.5 million, respectively, over the same three-month and six-month periods of the previous year as a result of increased borrowings to fund the Western Acquisition. See "-- Financial Condition -- Capital Resources and Liquidity."

     The year-to-date effective tax rate increased to 28% from 21% in the comparable six-month period of the prior year primarily due to marginal tax rates on higher U.S. profitability.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1995, 1994 AND
1993

     The following table sets forth selected key operating statistics reflecting industry rig count and the Company's financial results:


                                                                   YEAR ENDED SEPTEMBER 30,
                                                                   ------------------------
                                                                    1995     1994     1993
                                                                   ------   ------   ------
    Average active rigs:(1)
      United States..............................................     739      784      755
      Canada.....................................................     246      244      162
      International (excluding Canada)...........................     750      747      783
    Revenue per rig (in thousands)...............................  $425.6   $283.8   $256.4
    Revenue per employee (in thousands)..........................  $168.3   $160.4   $151.4
    Percentage of gross profit to revenue(2).....................    15.1%    13.1%    14.3%
    Percentage of marketing expense to revenue...................     4.2%     3.3%     3.3%
    Percentage of general and administrative expense to
      revenue....................................................     4.5%     5.2%     5.8%


- ---------------

(1) Industry estimate of average active rigs published by Baker Hughes Incorporated.
(2) Gross profit represents revenue less cost of sales and services and research and engineering expenses.

     Revenue. Revenue increased by 10% in 1994 and 46% during 1995, the third consecutive yearly increase. The increase in 1994 was driven primarily by the Company's international expansion program and an increase in domestic natural gas drilling and stimulation activity. In 1995, the increase was due primarily to continued growth of the international expansion, increased activity in Latin America and the Western Acquisition.

     U.S. revenues increased by 6% and 67% in 1994 and 1995, respectively. The 1994 increase was due primarily to a 12% increase in the active rig count for gas-related drilling, partially offset by a 4% decline in the rig count for oil-related drilling. In addition, customer alliances contributed an additional $14.5 million in revenues during the year. During the first six months of 1995 (prior to the Western Acquisition), the Company's revenues increased 5% over the same period in 1994 due primarily to the increased placement of cementing units and the addition of a stimulation vessel in the Gulf of Mexico. With the Western Acquisition, the Company's U.S. revenues over the balance of the year more than doubled, accounting for the remainder of the 67% increase for 1995.

     In the last quarter of 1995, continued weak natural gas prices caused many of the Company's customers to significantly curtail their drilling activity. During this period, management believes it retained most of the key customers of both the Company and Western. However, since the former Western operations were more heavily concentrated in the natural gas regions of the United States, the decline in natural gas drilling activity significantly impacted the Company's operations. While pricing for the Company's U.S. pumping services remained relatively stable during 1995, pricing remains depressed compared to levels realized in the past. Management expects these competitive pricing conditions to remain until a significant increase in drilling activity occurs.

     International revenues increased by 14% and 27% during 1994 and 1995, respectively. The increases were primarily attributable to three factors: (a) continued geographic expansion of the Company's tubular services and commissioning and leak detection service lines, (b) significant increase in Latin America business and (c) acquisitions. The tubular services and commissioning and leak detection product lines have now been expanded into 13 countries, including parts of the Middle East, Africa, South America, Southeast Asia and Australia. Most of the revenue growth in Latin America (up 36% and 46% in 1994 and 1995, respectively) was a result of increased cementing and stimulation activity with both private and national oil and gas companies in Argentina and the addition of a stimulation vessel in 1994 and a coiled tubing barge in 1995 to service the Lake Maracaibo, Venezuela market. The acquisitions which contributed to the Company's revenue growth were NBS in April 1993, SIAT in July 1993, the former Egypt joint venture in February 1994 and Western in April 1995, which added international operations in Indonesia, Hungary and Nigeria. These acquisitions added approximately $14 million and $30 million in international revenue during 1994 and 1995, respectively, compared with 1993.

     Operating Income. Operating income decreased by $1.1 million in 1994 and increased by $1.6 million in 1995. In 1994, the decrease was due primarily to lower margins on the Company's North Sea stimulation business caused by lower activity and pricing, and a decline in U.S. pricing. In 1995, the increase was primarily due to the revenue increases described above, partially offset by a $17.2 million unusual charge incurred in 1995. The unusual charge was taken in conjunction with a consolidation program that is designed to improve efficiencies and reduce costs resulting from the Western Acquisition. Included in the unusual charge is an adjustment to the carrying value of duplicate operating facilities, severance and related benefit costs, benefits due under agreements covering the Company's executives which were triggered as a result of the Western Acquisition, and legal and other costs that would not have been incurred had the Western Acquisition not occurred.

     The cost of sales and services as a percentage of revenue decreased to 83.0% in 1995 as compared to 84.9% and 83.4% in 1994 and 1993, respectively. The increase from 1993 to 1994 was due primarily to a decline in U.S. pricing, which negatively impacted margins by $5.5 million, and lower margins on the Company's North Sea stimulation business caused by lower activity and pricing. The reduction in 1995 was primarily as a result of cost reduction efforts implemented after the Western Acquisition and the economies of scale by having a larger U.S. operation.

     Other operating expenses, excluding the unusual charge and goodwill amortization, increased by 1% and 47% in 1994 and 1995, respectively. The 1994 increase was attributable to higher marketing expenses from international expansion efforts and corporate marketing and alliance programs, partially offset by lower research and engineering and general and administrative expenses due to the Company's continued overhead reduction efforts. The 1995 increase was primarily attributable to overhead from the former Western operations, along with increased marketing expenses related to international expansions. Marketing expenses are expected to increase as a percentage of sales due to the higher concentration of Western's revenues earned in the United States, which requires a relatively greater marketing effort. The increase in goodwill amortization resulted from the aforementioned acquisitions, most significantly Western, which will result in annual goodwill amortization expense of $4.4 million.

     Other. Interest expense increased by $2.0 million and $7.8 million in 1994 and 1995, respectively. The 1994 increase resulted from higher interest rates and increased borrowings to fund the Company's international expansions and acquisitions. While interest rates continued to increase marginally during 1995, the additional interest expense is primarily attributed to borrowings incurred to finance the Western Acquisition. See "-- Financial Condition -- Capital Resources and Liquidity" and Notes 4 and 5 of the Notes to Consolidated Financial Statements.

     Other income was a net gain in both 1994 and 1995 due to nonrecurring gains on asset sales and, in 1995, $1.4 million of royalty income from one of the Company's proprietary products.

     Primarily as a result of profitability in international jurisdictions where the statutory rate is below the U.S. rate and the availability of tax benefits from the Company's reorganization pursuant to its initial public offering in 1990, the Company's effective tax rate remained below the U.S. statutory rate during 1995. Additionally, certain nonrecurring benefits have reduced the Company's effective tax rate, including $1.3 million in 1993 resulting from a change in the valuation reserve for net operating losses and from changes in tax laws in the United States and other countries, $1.9 million in 1994 from a change in the valuation reserve for net operating losses and $1.5 million in 1995 from the favorable settlement of a tax audit and from tax losses attributable to foreign exchange fluctuations in certain international jurisdictions.

     Minority interest expense declined in both 1994 and 1995, as a result of lower profitability of the Company's Southeast Asian joint ventures and losses by the Company's Nigerian joint venture. Results in 1994 include a $16.0 million ($10.4 million after tax) charge for the cumulative effect of an accounting change for retiree health benefits. See Note 9 of the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

     Capital Resources and Liquidity. Net cash provided from operating activities for the six months ended March 31, 1996 increased by $1.4 million from the prior year's figure. Higher profitability and depreciation was partially offset by the payment of merger-related and various other expenses previously accrued for. Cash flows from operating activities increased to $26.3 million in 1994 and $39.4 in 1995 as compared to cash used for operating activities of $.3 million in 1993. The 1994 improvement resulted primarily from a smaller increase in both receivables and other current assets and liabilities compared with 1993. In 1995, cash flows from operating activities increased primarily as a result of higher profitability and higher noncash expenses during the period.

     At March 31, 1996, borrowings outstanding under the Company's then existing bank credit facility amounted to $146.0 million. Management strives to maintain low cash balances while utilizing available credit facilities to meet the Company's capital needs. Excess cash generated is used to pay down outstanding borrowings.


     In June 1996, in connection with the Nowsco Acquisition, the Company entered into the New Bank Credit Facility among the Company, BJ Services Company, U.S.A., BJ Services Company Middle East, BJ Service International, Inc., BJ Services Canada Inc., Bank of America, as agent for the U.S. Banks and as Letter of Credit Issuing Bank, Bank of America Canada, as agent for the Canadian Banks, and the financial institutions named therein (collectively, the "Banks"). The New Bank Credit Facility currently provides for up to $850.0 million in unsecured borrowings in connection with the Nowsco Acquisition to pay certain existing indebtedness and for general corporate purposes, including a one-year bridge loan facility of $285.0 million, a six-year term loan facility of $315.0 million (repayable in 22 quarterly installments beginning in March
1997) and a five-year revolving credit facility of $250.0 million (including stand-by letters of credit). An affiliate of Bank of America will act as arranger in syndicating a part of the commitment to a group of financial institutions. The New Bank Credit Facility includes the following covenants, among others: a limitation on liens, security interests and other encumbrances; a limitation on the sale, lease, transfer or other disposition of property; a limitation on permitted consolidations and mergers; a limitation on permitted investments; a limitation on the indebtedness incurred by certain subsidiaries to 10% of consolidated net worth; a limitation on contingent obligations to 10% of consolidated net worth; the maintenance of a maximum capitalization ratio (the ratio of funded indebtedness to total capitalization) of 70% (to be reduced upon giving effect to the Offering) and then declining to 45% in the third fiscal quarter of 1997 and to 40% in the third fiscal quarter of 1998; the maintenance of a minimum consolidated net worth of no less than 90% of net worth as of the end of the most recent fiscal quarter end plus 90% of the aggregate amount of the first

$285.0 million of net assets (cash or otherwise) received by the Company from the issuance of any class of capital stock plus 50% of the aggregate amount of any other net assets (cash or otherwise) received by the Company from the issuance of any class of capital stock plus 50% of cumulative net income from April 1, 1996; the maintenance of an EBITDA-to-interest-expense ratio of at least 3.0 to 1.0 during fiscal year 1997 increasing to 3.75 to 1.0 during fiscal year 1998 and 4.25 to 1.0 thereafter; a restriction on amounts payable as dividends and as other "Restricted Payments" (as defined in the New Bank Credit Facility), including the repurchase of stock (no dividends are payable and no stock may be repurchased by the Company until the capitalization ratio is equal to or less than 35%); a limitation on annual capital expenditures for so long as the one-year bridge loan is outstanding to $70.0 million in the aggregate; a mandatory prepayment obligation with respect to certain asset sales; and an obligation to prepay the term loan facility by 50% of the "Free Cash Flow" (as defined in the New Bank Credit Facility) during any fiscal year as long as the Company's capitalization ratio exceeds 35% during any fiscal quarter of such year. Any outstanding amounts under the bridge loan facility will be prepaid from net cash proceeds received by the Company from sales of equity (including the Shares) to the extent necessary to reduce the capitalization ratio to 35%.


     On February 20, 1996, in a transaction exempt from the registration requirements of the Securities Act, the Company issued $125.0 million of 7% Notes. Three of the Company's subsidiaries that are obligors with respect to the New Bank Credit Facility and the 9.2% Notes, BJ Services Company, U.S.A., BJ Service International, Inc. and BJ Services Company Middle East, are guarantors of the 7% Notes. The Company has an effective registration statement under the Securities Act with respect to up to $125.0 million of 7% Series B Notes due 2006 (the "7% Series B Notes") to be offered in exchange for the 7% Notes. The form and terms of the 7% Series B Notes are identical in all material respects to the form and terms of the 7% Notes, except that the 7% Series B Notes will be issued in a transaction registered under the Securities Act. The net proceeds from the issuance of the 7% Notes ($123.3 million) were used by the Company to repay indebtedness outstanding under the term loan portion of the Company's then existing bank credit facility.


     The outstanding balance of the 9.2% Notes, issued in 1991, was $18.0 million at March 31, 1996. Principal reductions of $6.0 million are required annually each August until maturity on August 1, 1998.

     The Company's interest-bearing debt represented 38.4% of its total capitalization at March 31, 1996, a slight decrease from 38.9% at the previous fiscal year-end. The New Bank Credit Facility and 9.2% Notes contain various customary covenants, including the maintenance of certain profitability and solvency ratios and restrictions on dividend payments. Management believes that the New Bank Credit Facility, combined with other discretionary credit facilities and cash flow from operations, provides the Company with sufficient capital resources and liquidity to manage its routine operations and fund projected capital expenditures.

     At March 31, 1996, the Company had approximately $512 million of U.S. tax net operating loss carryforwards expiring between 2000 and 2010. With the Western Acquisition, the Company acquired approximately $375 million of tax net operating loss carryforwards, subject to certain limitations, expiring between 2000 and 2008. Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company is required to record a deferred tax asset for the future tax benefit of these tax net operating loss carryforwards, as well as other items, if realization is "more likely than not." As previously discussed, the Western Acquisition gives the Company a greater critical mass with which to compete in the United States as it has more than doubled the Company's U.S. revenue base. In addition, with the combination of the Company and Western, the Company has realized significant consolidation benefits. Management estimates that approximately $40 million of overhead and redundant operating costs have been eliminated annually as a result of the combination of the two companies. Management has concluded that the Company's future U.S. taxable income will be sufficient over the remaining carryforward periods to realize the tax benefits represented by approximately $332 million of tax net operating loss carryforwards acquired with Western and generated by the Company's operations prior to the Western Acquisition. The tax benefits resulting from the Western Acquisition have been included in the approximately $84 million net deferred tax asset recognized in the purchase price allocation at the acquisition date. Valuation allowances have been established for the benefits of the tax net operating loss carryforwards that are estimated to expire prior to their utilization.

     Requirements for Capital. Excluding acquisitions, capital expenditures during the six months ended March 31, 1996 were $21.8 million, or $6.8 million higher than the spending in the comparable six months of the prior year. The current period's spending related primarily to international expansion opportunities (primarily in Latin America), offshore cementing skids and upgrades of the Company's information systems. Other investing activities included the acquisition of the remaining 60% interest in the Company's joint venture in Brazil for total consideration of $5.4 million consisting of $3.7 million of cash and $1.7 million of debt assumed by the Company. Excluding acquisitions, capital expenditures during 1995 were $31.0 million, or $8.4 million below 1994 spending. Spending for 1995 related primarily to offshore operations both in the United States and abroad, and international growth opportunities, including geographic expansions and expansions of services. The prior year's spending included approximately $11 million for the construction of two offshore stimulation vessels. Investing activities in the fiscal year ended September 30, 1995 included $5.4 million of proceeds from the sale of a duplicate facility and other disposals of assets.

     Capital expenditures for fiscal 1996 are projected to be approximately $45 million, excluding acquisitions, and are expected to include spending for continued geographic expansions of all service lines, construction or upgrading of at least two offshore vessels, additional capacity in certain high margin locations and normal levels of replacement capital. The actual amount of fiscal 1996 capital expenditures will be primarily dependent upon the availability of expansion opportunities and will be funded by cash flows from operating activities and available credit facilities. Management believes cash flows from operating activities and available lines of credit, if necessary, will be sufficient to fund projected capital expenditures.

     When used in this Prospectus, the words "expect," "estimate," "project," "believe" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.

                                    BUSINESS
THE COMPANY


  General



     The Company, whose operations trace back to the Byron Jackson Company (which was founded in 1872), was organized in 1990 under the corporate laws of the State of Delaware. The Company is a leading provider of pressure pumping and other oilfield services serving the petroleum industry worldwide. The Company's pressure pumping services consist of well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore. Other oilfield services include casing and tubular services provided to the oil and gas exploration and production industry, commissioning and leak detection services provided to offshore platforms and pipelines and specialty chemical services.


     On April 13, 1995, the Company completed the Western Acquisition for a total purchase price of $511.4 million (including transaction costs of $7.2 million), consisting of 12.0 million shares of Common Stock, cash of $247.9 million from borrowings under the Company's then existing bank credit facility and Warrants to purchase 4.8 million shares of Common Stock. The Western Acquisition provides the Company with a greater critical mass with which to compete in both domestic and international markets and the opportunity to realize significant consolidation benefits. The Western Acquisition has increased the Company's existing total revenue base by approximately 75% and has more than doubled the Company's existing domestic revenue base. In addition, approximately $40 million in annual overhead and redundant operating costs have been eliminated by combining the two companies. During the year ended September 30, 1995, the Company generated approximately 39% of its revenue from cementing services, 47% from stimulation services and 14% from product and equipment sales and other oilfield services (37%, 48% and 15%, respectively, during the portion of the 1995 fiscal year since the Western Acquisition). Over the same period, the Company generated approximately 55% of its revenue from domestic operations and 45% from international operations (60% and 40%, respectively, since the Western Acquisition).


     The Company consummated the Nowsco Acquisition during June 1996 for a total purchase price (including estimated transaction costs of $7.0 million) estimated to be $581.3 million (Cdn $796.3 million). For a more complete description of the Nowsco Acquisition, see "Summary -- The Nowsco Acquisition" and "Recent Developments." For the fiscal year ended December 31, 1995, Nowsco reported revenue of Cdn $480.1 million, net income of Cdn $16.2 million (Cdn $.78 per share) and total shareholders' equity of Cdn $286.5 million. Nowsco's operations are conducted in Canada, the United States, Europe, Southeast Asia and Argentina and include oil and gas pressure pumping, coiled tubing, commissioning and pipeline service businesses.


  Cementing Services

     The Company's cementing services, which accounted for approximately 39% of the Company's total revenue during 1995, consist of blending cement and water with various solid and liquid additives to create a slurry that is pumped into a well between the casing and the wellbore. The additives and the properties of the slurry are designed to ensure the proper pump time, compressive strength and fluid loss control, and vary depending upon the well depth, downhole temperatures and pressures and formation characteristics.

     The Company provides regional laboratory testing services to evaluate slurry properties, which vary with cement supplier and local water properties. Job design recommendations are developed by the Company's field engineers to achieve desired porosity and bonding characteristics.

     There are a number of specific applications for cementing services used in oilfield operations. The principal application is the cementing behind the casing pipe and the wellbore during the drilling and completion phase of a well ("primary cementing"). Primary cementing is performed to (i) isolate fluids between the casing and productive formations and other formations which would damage the productivity of hydrocarbon producing zones or damage the quality of freshwater aquifers, (ii) seal the casing from corrosive formation fluids and (iii) provide structural support for the casing string. Cementing services are also utilized when recompleting wells from one producing zone to another and when plugging and abandoning wells.

  Stimulation Services

     The Company's stimulation services, which accounted for approximately 47% of the Company's total revenue during 1995, consist of fracturing, acidizing, sand control, nitrogen and coiled tubing services designed to improve the flow of oil and gas from producing formations and are summarized as follows:

     Fracturing. Fracturing services are performed to enhance the production of oil and gas from formations having such low permeability that the natural flow is restricted. The fracturing process consists of pumping a fluid gel into a cased well at sufficient pressure to "fracture" the formation. Sand, bauxite or synthetic proppant which is suspended in the gel is pumped into the fracture to prop it open. The size of a fracturing job is generally expressed in terms of the pounds of proppant. The main pieces of equipment used in the fracturing process are the blender, which blends the proppant and chemicals into the fracturing fluid, and the pumping unit, which is capable of pumping significant volumes at high pressures. The Company's fracturing pump units are capable of pumping slurries at pressures of up to 14,000 pounds per square inch at rates of up to four barrels per minute. In some cases, fracturing is performed by an acid solution pumped under pressure without a proppant or with small amounts of proppant.

     An important element of fracturing services is the design of the fracturing treatment, which includes determining the proper fracturing fluid, proppants and injection program to maximize results. The Company's field engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service for the customer. Technological developments in the industry over the past three to four years have focused on proppant concentration control (i.e., proppant density), liquid gel concentrate capabilities, computer design and monitoring of jobs and cleanup properties for fracturing fluids. Over the past decade, the Company has successfully introduced equipment to respond to these technological advances. During 1991, the Company introduced a patented, borate-based fracturing fluid, Spectra Frac G(R). During 1993, the Company introduced two additional fracturing fluids, Medallion Frac(SM) and Spartan Frac(SM). These fracturing fluids are now used in most of the Company's fracturing treatments. During 1994, the Company commercialized a proprietary enzyme chemistry used in conjunction with the three fracturing fluids. These "enzyme breakers" can significantly enhance the production of oil and gas in a wide range of wells.

     Acidizing. Acidizing services are performed to enhance the flow rate of oil and gas from wells with reduced flow caused by formation damage due to drilling or completion fluids, or the buildup over time of various materials that block the formation. Acidizing entails pumping large volumes of specially formulated acids into reservoirs to dissolve barriers and enlarge crevices in the formation, thereby eliminating obstacles to the flow of oil and gas. The Company maintains a fleet of mobile acid transport and pumping units to provide acidizing services for the onshore market.

     Sand Control. Sand control services involve the pumping of gravel to fill the cavity created around the wellbore during drilling. The gravel provides a filter for the exclusion of formation sand from the producing pathway. Oil and gas is then free to move through the gravel into the wellbore to be produced. These services are primarily provided in the Gulf of Mexico, the North Sea, Venezuela, Trinidad and Indonesia.

     Nitrogen. There are a number of uses for nitrogen, an inert gas, in pressure pumping operations. Used alone, it is effective in displacing fluids during drill stem testing. However, nitrogen services are used principally in applications which support the Company's cementing and fracturing services.

     Coiled Tubing. Coiled tubing involves the injection of coiled tubing into wells to perform various applications and functions for use principally in well-servicing operations. The application of coiled tubing to drilling operations also has increased in recent years due to improvements in coiled tubing technology. Coiled tubing is a flexible steel pipe with a diameter of less than three inches manufactured in lengths of thousands of feet and wound or coiled along a large reel on a truck or skid-mounted unit. Due to the small diameter of coiled tubing, it can be inserted through production pipe and used to perform workovers without using a larger, more costly workover rig. The other principal advantages of employing coiled tubing in a workover include

(i) not having to "shut-in" the well during such operations, thereby allowing production to continue and reducing the risk of formation damage to the well,
(ii) the ability to reel continuous coiled tubing in and out of a well significantly faster than conventional pipe, which must be jointed and unjointed, (iii) the ability to direct fluids into a wellbore with more precision, allowing for localized stimulation treatments and providing a source of energy to power a downhole motor or manipulate downhole tools and (iv) enhanced access to remote or offshore fields due to the smaller size and mobility of a coiled tubing unit. Recent technological improvements to coiled tubing have increased its dependability and durability, expanding coiled tubing's potential uses and markets.

     The Company participates in the offshore stimulation market through the use of skid-mounted pump units and through operation of several stimulation vessels including the "Vestfonn" in the North Sea, the "Sea Hero," the "Tad Tide" and the "Jan Tide" in the Gulf of Mexico and the "BJ003" and the "BJ007" on Lake Maracaibo in Venezuela. The Jan Tide and the BJ003 were commissioned in the spring of 1994 and the BJ007 in the summer of 1995. The "Renaissance," formerly used as a stimulation vessel in the North Sea, has been "warm stacked" and is currently being marketed for sale for use other than as a stimulation vessel.

     The Company believes that as production continues to decline in key producing fields of the U.S. and certain international regions, the demand for fracturing and stimulation services is likely to increase. The Company has recently increased its pressure pumping capabilities in certain international markets.

  Other Services

     The Company's other services, including product and equipment sales for cementing and stimulation services, as well as the following services, accounted for approximately 14% of the Company's total revenue in 1995. Such product and equipment sales to customers are generally made in the course of providing cementing and stimulation services to certain customers and, other than the specialty chemical business, the Company generally does not sell proprietary products to other companies involved in well servicing.

     Casing and Tubular Services. Casing services principally consist of installing (or "running") pipe in a wellbore to protect the structural integrity of the wellbore and to seal various zones in the well. These services are primarily provided during the drilling and completion phases of a well. Tubular services, which consist of running pipe inside the casing to improve the flow of oil and gas, are principally provided during workovers. The Company expects that workover activity and the demand for tubular services in the North Sea should increase during at least the next several years as operators there attempt to mitigate the decline in production from the North Sea's mature fields.

     Commissioning and Leak Detection Services. Leak detection services, provided through the Company's Comtec division, involve the inspection and testing of the integrity of pipe connections in offshore drilling and production platforms, onshore and offshore pipelines and industrial plants, and are provided during the commissioning, decommissioning, installation or construction stages of these infrastructures, as well as during routine maintenance checks.

     Specialty Chemical Services. Specialty chemical services, provided through the Company's Unichem division acquired as part of Western, include corrosion and scale inhibitors, as well as process chemicals and paraffin control for the treatment of oil wells and for refining, gas processing plant and petrochemical facility maintenance and flow improvement.

  Operations

     The Company's cementing and stimulation services are used in the completion of new oil and gas wells and in remedial work on existing wells. These services are provided through domestic and international locations to customers in most of the major oil and natural gas producing regions of the United States, Latin America, Europe, Southeast Asia, Africa and the Middle East. The Company believes that it is the third largest provider of cementing and stimulation services worldwide, with a particularly strong presence in the Alaskan North Slope, the Gulf of Mexico, the North Sea, Indonesia and most of Latin America. Cementing and stimulation services are provided to both land-based and offshore customers on a 24-hour, on-call basis, through regional and district facilities in over 70 locations worldwide, utilizing complex, truck- or skid-mounted equipment designed and constructed for the particular service furnished. After such equipment is moved to a well location, it is configured with appropriate connections to perform the specific services required. The mobility of this equipment permits the Company to provide cementing and stimulation services to changing geographic areas. Management believes that the Company's cementing and stimulation equipment is adequate to service both current and projected levels of market activity in the near term.

     The Company maintains a fleet of mobile cement blending and pumping equipment for onshore operations. Offshore operations are performed with skid-mounted cement pumping units. The Company has successfully utilized its patented RAM (Recirculating Averaging Mixer) both for onshore applications and as an offshore skid. In 1991, the Company introduced a sand control blender, the Cyclone, which also has pressure pumping and fracturing applications. Responding to its customers' monitoring needs, in 1992 the Company introduced a computerized monitor, which allows for real-time monitoring of the cementing process.

     Principal materials utilized in cementing and stimulation services include cement, fracturing proppants, acid and bulk chemical additives. Generally, these items are available from several suppliers, and the Company generally utilizes more than one supplier for each item. The Company also produces certain of its specialized products through Company-owned blending facilities in Germany and Singapore. Sufficient material inventories are maintained to allow the Company to provide on-call services to its customers to whom the materials are resold in the course of providing cementing and stimulation services. An inventory of repair parts and maintenance items for cementing and stimulation equipment is carried to ensure continued operations without significant downtime caused by parts shortages. The Company has not experienced significant difficulty in obtaining necessary supplies of these materials or replacing equipment parts and does not anticipate a shortage in the foreseeable future.

     The Company believes that coiled tubing and other materials utilized in performing coiled tubing services are and will continue to be widely available from a number of manufacturers. Although there are only two principal manufacturers of the reels around which the coiled tubing is wrapped, the Company is not aware of any difficulty in obtaining coiled tubing reels in the past, and the Company anticipates no such difficulty in the future.

     The Company's operations are subject to hazards inherent in the oil and gas industry, such as fire, explosion, blowouts and oil spills, which can cause personal injury or loss of life, damage to property, equipment, the environment and marine life, and suspension of operations. In addition, claims for loss of oil and gas production and damages to formations are incidental to the pressure pumping business. The Company maintains insurance coverage that it believes to be customary in the industry against these hazards and whenever possible obtains agreements from customers providing indemnification against liability to others. However, such insurance provides for substantial deductibles and premium adjustments based on claims experience and excludes coverage for damages resulting from breach of contract or based on alleged fraud or deceptive trade practices. Neither insurance nor indemnity agreements can provide complete protection against casualty losses.

  Engineering and Support Services

     The Company maintains a manufacturing and research and development center near Houston, Texas. The Company's research and development organization is divided into three distinct areas -- Petroleum Engineering, Instrumentation Engineering and Mechanical Engineering.

     Petroleum Engineering. The Petroleum Engineering laboratory specializes in designing fluids with enhanced performance characteristics in the fracturing, acidizing and cementing operations (i.e., "frac fluids" and "cement slurries"). As fluids must perform under a wide range of downhole pressures, temperatures and other conditions, this design process is a critical element in developing products to meet customer needs.

     In addition to fluids technology, the Company's Petroleum Engineering group develops and supports a wide range of proprietary software utilized in the monitoring of both cement and stimulation job parameters.

This software, combined with the Company's internally developed monitoring hardware, allows for real-time job control as well as post-job analysis.

     Instrumentation Engineering. The pumping services industry utilizes an array of both monitoring and control instrumentation as an integral element of providing cementing and stimulation services. The Company's monitoring and control instrumentation, developed by its Instrumentation Engineering group, complements its products and equipment and provides customers with desired real-time monitoring of critical applications.

     Mechanical Engineering. Though similarities exist among the major competitors in the general design of their pumping equipment, the actual engine/transmission configurations as well as the mixing and blending systems differ significantly. Additionally, different approaches to the integrated control systems result in equipment designs which are usually distinct in performance characteristics for each competitor. The Company's Mechanical Engineering group is responsible for the design and manufacturing of virtually all of the Company's primary pumping and blending equipment. However, some peripheral support equipment that is generic to the industry is purchased externally. The Company's Mechanical Engineering group provides new product design as well as support to the rebuilding and field maintenance functions.

  Manufacturing

     In addition to the engineering facility, the Company's technology and research center houses its main equipment and instrumentation manufacturing facility. This operation currently occupies approximately 65,000 square feet and includes complete fabrication, engine and transmission rebuilding, pump manufacturing and assembly capabilities. As a result of the Western Acquisition, the Company acquired a research and engineering center located in The Woodlands, north of Houston, Texas. The Company also has ancillary manufacturing facilities in Singapore and Scotland. The Company employs outside vendors for some fabrication but is not dependent on any one source.

  Competition

     Pressure Pumping Services. The Company competes with larger pumping service companies, in particular Halliburton Energy Services, a division of Halliburton, and Dowell, a division of Schlumberger, in all areas of the United States in which the Company participates and in most international regions. Several smaller companies compete with the Company in certain areas of the United States and in certain foreign countries. The principal methods of competition that apply to the Company's business are its prices, service record and reputation in the industry. While Halliburton Energy Services and Dowell are larger in terms of overall revenues, the Company has a number one or a number two share position in several pumping service markets, including many regions in the United States, the North Sea and Latin America.

     Other Services. The Company believes that it is one of the largest suppliers of casing and tubular services in the U.K. North Sea and is expanding such services in Latin America. The largest provider of casing and tubular services in Europe is Weatherford Enterra, Inc. In the United Kingdom, casing and tubular services are typically provided under long-term contracts which limit the opportunities to compete for business until the end of the contract term. In continental Europe, shorter-term contracts are typically available for bid by the provider of casing and tubular services. The Company believes it is one of the largest suppliers of commissioning and leak detection services in the U.K. North Sea. In specialty chemical services, there are several major chemical suppliers significantly larger than the Company's Unichem division.

  Markets and Customers

     General. Demand for the Company's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity worldwide.

     The Company's principal customers consist of major and independent oil and gas producing companies. During 1995, the Company provided oilfield services to over 2,500 customers, none of which accounted for more than 5% of consolidated revenues. While the loss of certain of the Company's largest customers could have a material adverse effect on Company revenues and operating results in the near term, management believes the Company would be able to obtain other customers for its services in the event it lost any of its largest customers.

     In both the United States and internationally, there has been a continuing trend by oil and gas companies toward "alliances" with the service companies. These alliances take various forms including packaged or integrated services, single source suppliers and turnkey agreements. Approximately 20% of the Company's revenues are generated under such alliances, or approximately $117 million of the Company's revenues during 1995, and approximately 19% of the Company's revenues were generated under such alliances during the first six months of fiscal 1996.

     United States. The Company provides its pumping services to its U.S. customers through a network of over 40 locations, a majority of which offer both cementing and stimulation services. Demand for the Company's services in the United States is primarily driven by oil and natural gas drilling activity, which is affected by the current and anticipated prices of oil and natural gas. Due to aging oilfields and lower-cost sources of oil internationally, drilling activity in the United States has declined more than 75% from its peak in 1981. Record low drilling activity levels were experienced in 1986 and 1992. As a result, pumping service companies have been unable to recapitalize their aging U.S. fleets due to the inability, under current market conditions, to generate adequate returns on new capital investments. Management believes it is important to operate with a greater critical mass in key U.S. markets to improve returns in this environment. This conclusion led to the decision to withdraw from certain low activity areas in the past several years and to consolidate the Company's operations with those acquired from Western, which had a larger presence in the United States.

     International. The Company operates in more than 30 countries in the major international oil and natural gas producing areas of Latin America, Europe, Africa, Southeast Asia and the Middle East. The Company generally provides services to its international customers through wholly owned foreign subsidiaries. Additionally, the Company holds certain controlling and minority interests in joint venture companies, through which it conducts a portion of its international operations. For geographic information, see Note 8 of the Notes to Consolidated Financial Statements.

     The international market is somewhat less volatile than the U.S. market despite energy price fluctuations. Due to the significant investment and complexity in international projects, management believes drilling decisions relating to such projects tend to be evaluated and monitored with a longer-term perspective with regard to oil and gas pricing. Additionally, the international market is dominated by major oil companies and national oil companies which tend to have different objectives and more operating flexibility than the typical independent producer in the United States. International activities have been increasingly important to the Company's results of operations since 1992, when it implemented a strategy to expand its international presence.

     In general, the Company operates in those international markets where it can achieve and maintain both a significant share position and an attractive return on its investment. The Company's major international revenue and income producing operations are in the North Sea in the European market; Indonesia and Malaysia in the Southeast Asian market; and Argentina, Venezuela, Ecuador and Colombia in the Latin American market. In Brazil, the Company recently completed the acquisition of the 60% interest of its local joint venture partner. Foreign operations are subject to special risks that can materially affect the sales and profits of the Company, including currency exchange rate fluctuations, the impact of inflation, governmental expropriation, exchange controls, political instability and other risks.

  Employees

     At September 30, 1995, the Company had a total of 4,777 employees. Approximately 37% of the Company's employees are employed outside the United States.

  Governmental and Environmental Regulation

     The Company's business is affected both directly and indirectly by governmental regulations relating to the oil and gas industry in general, as well as environmental and safety regulations which have specific application to the Company's business.

     The Company, through the routine course of providing its services, handles and stores bulk quantities of hazardous materials. In addition, leak detection services involve the inspection and testing of facilities for leaks of hazardous or volatile substances. If leaks or spills of hazardous materials handled, transported or stored by the Company occur, the Company may be responsible under applicable environmental laws for costs of remediating damage to the surface, sub-surface or aquifers incurred in connection with such occurrence. Accordingly, the Company has implemented and continues to implement various procedures for the handling and disposal of hazardous materials. Such procedures are designed to minimize the occurrence of spills or leaks of these materials.

     The Company has implemented and continues to implement various procedures to further assure its compliance with environmental regulations. Such procedures generally pertain to the operation of underground storage tanks, disposal of empty chemical drums, improvement to acid and wastewater handling facilities and cleaning of certain areas at the Company's facilities. The estimated cost for such procedures, including other environmental investigations and remedial actions, is approximately $14 million which will be distributed over a period of several years, for which the Company has provided appropriate reserves. In addition, the Company maintains insurance for certain environmental liabilities which the Company believes is reasonable based on its knowledge of the industry.

     The Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund," imposes liability without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. Certain disposal facilities used by the Company or its predecessors have been investigated under state and federal superfund statutes, and the Company has been named as a potentially responsible party for cleanup at 10 such sites. Although the Company's level of involvement varies at each site, in general, the Company is one of numerous parties named and will be obligated to pay an allocated share of the cleanup costs. While it is not feasible to predict the outcome of these matters with certainty, management is of the opinion that their ultimate resolution should not have a material effect on the Company's operations or financial position.

  Research and Development; Patents

     Research and development activities are directed primarily toward improvement of existing products and services and the design of new products and processes to meet specific customer needs. Research and development expenses for each of the three fiscal years ended September 30, 1995 were approximately $6.8 million, $6.4 million and $6.5 million, respectively.

     The Company currently holds numerous patents relating to products and equipment used in its pumping services business. While such patents, in the aggregate, are important to maintaining the Company's competitive position, no single patent is considered to be of a critical or essential nature.

     Additionally, the Company operates under various license arrangements, generally ranging from 10 to 20 years in duration, relating to certain products or techniques. None of these license arrangements is of a material nature.

     To remain competitive, the Company devotes significant resources to developing technological improvements to its products. In 1991, the Company introduced a borate-based fracturing fluid, Spectra Frac G(R), which is being widely used in the U.S. stimulation market and the North Sea. In 1993, this product was complemented with two additional fracturing fluids, Spartan Frac(SM) and Medallion Frac(SM), which have expanded the Company's service line offerings to cover a broader range of economic and downhole design variables. These products replaced several products previously made available to customers. During 1994, the Company commercialized a proprietary enzyme chemistry used in conjunction with the three fracturing fluids. These "enzyme breakers" significantly enhance the production of oil and gas in a wide range of wells. In 1991, the Company introduced its "Cyclone" blender which, along with Western's completion tool technology, have helped address the growing sand control and frac pack markets in the Gulf of Mexico and the North Sea. The Company believes that these products and equipment have enabled the Company to maintain or increase its market share in the United States, the Gulf of Mexico and the North Sea.

     In 1995, the Company developed Sandstone Acid(TM), a matrix acidizing chemistry used in sandstone formations. While still in the early stages of testing, management believes this product offers significant advantages over conventional acidizing methods in sandstone reservoirs. The Company intends to continue to devote significant resources to its research and development efforts.

NOWSCO

  General

     Nowsco Well Service Ltd. is a corporation incorporated under The Companies Act (Alberta) on August 3, 1965 and continued under the Business Corporations Act (Alberta) by a Certificate of Continuance dated April 19, 1985. Nowsco Well Service Ltd. has a number of wholly owned subsidiaries that conduct business internationally. Unless the context otherwise indicates, Nowsco Well Service Ltd. and its subsidiaries are collectively referred to herein as "Nowsco." Information provided in this Prospectus regarding Nowsco is taken from or based upon its annual report on Form 20-F for the year ended December 31, 1995, filed by Nowsco under the Exchange Act, its annual report to shareholders for the year ended December 31, 1995 and its quarterly reports to shareholders for the fiscal quarters ended December 31, 1995 and March 31, 1996.

     Nowsco commenced operations in 1962 in Red Deer, Alberta. Its initial activities involved the introduction of various applications for liquid nitrogen to the oil and gas industry in western Canada. Activities were subsequently expanded by adding specialized products and equipment including acidizing (in
1965), cementing (in 1966) and coiled tubing and hydraulic fracturing (in 1970). The common shares of Nowsco Well Service Ltd. were first listed on the Toronto Stock Exchange in April 1972.

     Nowsco made its first sale outside of Canada in 1967 and in 1973 established its first international base in England, providing specialized products, equipment and technology to the developing North Sea oil and gas industry. In 1975, Nowsco opened its first base in continental Europe (at Vechta, West Germany), with other international bases subsequently established in Southeast Asia (in 1977), the United States (in 1981) and the Middle East (in
1984). The Middle East operation was discontinued in 1988 but recommenced in January 1990, when a base in Syria was established. During 1992, Nowsco expanded its operations into Argentina with the acquisition of 49% of an Argentine well service company.

     Nowsco's recent acquisitions have included (i) a Texas-based pipeline service company, (ii) a well service company operating in North Texas, Kansas, Oklahoma and Colorado, (iii) businesses providing onshore stimulation services primarily in Texas and also in New Mexico and Louisiana and (iv) a business specializing in offshore coiled tubing services in the Louisiana Gulf Coast.

     Nowsco is headquartered in Calgary, Alberta, Canada and provides, on an international basis, specialized products, equipment and technology principally to owners and operators of oil and gas wells for use in the drilling, completion and reworking of such wells and to pipeline operators for testing, commissioning and maintenance services. Nowsco's specialized products, equipment and technology for oil and gas wells are applied primarily in the cementing and stimulation (including acidizing and fracturing) of wells, coiled tubing services and in related applications involving nitrogen and carbon dioxide. Nowsco also offers an industrial nitrogen service to refineries and process facilities, specializing in leak testing, the purging of existing plant facilities and the commissioning of new plant facilities. Services are provided by Nowsco to pipeline operators including engineering, commissioning and isolation services as well as pipeline monitoring technology that measures critical pipeline parameters. In Canada and the United States, Nowsco designs specialized equipment for its own worldwide use and for sale to third parties. Nowsco provides training to a variety of customers and conducts research and development activities that have resulted in technological advances in the areas of the oil and gas industry in which it operates.

  Principal Services and Products

     The specialized products, equipment and technology that Nowsco provides to its customers are used principally in the drilling and initial completion stages of oil and gas wells and, thereafter, from time to time during the operating life of such wells. In addition, Nowsco's pipeline, industrial and process services are used by customers during the commissioning, decommissioning and ongoing monitoring of pipelines and industrial facilities. Nowsco's customers consist primarily of oil and gas companies and their representatives in the Canadian, American and international markets described under "-- Geographic Areas." Nowsco generally renders this service at the well site or downstream in the delivery pipeline, and the specialized products, equipment and technology sold outright by Nowsco are generally provided on a demand basis, as well as pursuant to both short-term and long-term contracts.


     Cementing Services. Nowsco provides specialized blends of cement and chemicals to meet the requirements of a particular project, which vary with geological and operating conditions and the depth of the well. For example, the oil in heavy-oil producing formations must be heated in order to enhance its flow. The result is that cement blends used in such wells must be able to withstand the high temperatures subjected by super heated steam or fire flood. Cement blends used in the foothills region of western Canada must be suited to high pressure, high temperature environments. By contrast, cement blends used in wells in the high Arctic must be capable of setting in permafrost and sub-zero temperature conditions. Nowsco uses testing and various chemical additives to produce cement blends for these diverse requirements.


     To address the variety of problems associated with cementing, Nowsco works with several cement manufacturing companies around the world. Nowsco's product studies at its Calgary laboratory facility provide technical information to the industry for particular cementing requirements. Nowsco also participated in the development of foamed cement for use in wells sensitive to conventional density slurry. Nowsco has also developed and is manufacturing portable cement-testing equipment.

     Nowsco operates a fleet of mobile processing units that are capable of mixing and pumping cement at the well site and also blends and delivers the bulk dry cement required for each job. Depending upon the requirements of the particular well, Nowsco may supply cement blend in amounts ranging from 1,000 to 500,000 kilograms (approximately 2,200 to 1,103,000 pounds) or more.

     Stimulation Services. Nowsco provides two principal forms of stimulation, acidizing and hydraulic fracturing, design of the latter being supported by hydraulic fracture computer simulation.


     Fracturing. Nowsco generally performs fracturing operations with two or more mobile equipment units coordinated at the job site by remote control. This equipment is used to transfer and blend mixtures of treating fluid and proppant and to pump such mixtures down the well and into the formation. A fracturing treatment may involve the sale of approximately 3,000 to 1,400,000 kilograms (approximately 6,600 to 3,000,000 pounds) or more of proppant blended into 20,000 to 1,200,000 liters (approximately 5,300 to 317,000 gallons) or more of treating fluid. Assisted by computer modeling facilities located at Nowsco headquarters and field locations, Nowsco's engineers work together with customers in the planning of individual fracturing treatments. Nowsco has been involved in the development of new fracturing systems and fluids.



     Acidizing. Nowsco uses raw materials purchased from suppliers in its acid blends. Nowsco has the required acid blends delivered to a site and introduces such blends into the oil or gas well, using mobile pumping units with permanently mounted high pressure pumps and mixing tanks. Acid is pumped, often at high pressure, down the well into the producing formation. The majority of wells drilled and completed are acidized in the course of completion. The amount of acid blend sold in respect of any particular application varies from 1,000 to 400,000 liters (approximately 260 to 110,000 gallons) or more. Nowsco's research staff tests chemical products, acids and formation core samples to identify blends that increase productivity while limiting detrimental effects to the producing formation and production facilities.

  Other Operations


     Nitrogen. The application of liquid nitrogen to well completions was introduced by Nowsco to the Canadian oil and gas industry in 1962. Since then, the development of nitrogen technology and its application on a worldwide basis has grown significantly, in certain instances supplanting products and procedures previously used. Liquid nitrogen is purchased and sometimes stored by Nowsco and later transferred to its mobile pumping units. At the well site, nitrogen is pumped in liquid form and converted, through the application of heat, to a gaseous state in which it is used alone or in conjunction with cementing, acidizing and fracturing applications. With respect to acidizing, the addition of nitrogen can enhance acid penetration of the producing formation and improve the recovery of spent acid from the well. In connection with fracturing, the addition of nitrogen to the treating fluid results in improved treating fluid recovery and proppant carrying characteristics.



     Other uses for nitrogen include displacing fluids from the wellbore, providing pressure when the well casing is being perforated, facilitating drill-stem testing, providing a substitute for drilling mud in certain operations (including underbalanced drilling) and purging, drying and testing various industrial systems and pipelines, inerting the environment to extinguish fires in mines and facilities and providing an inert atmosphere for various maintenance operations. Nowsco has also participated in the development of a system whereby nitrogen is used for the purpose of leak detection (see "-- Leak Detection"). During 1995, Nowsco provided nitrogen services to the underbalanced drilling market using two types of membrane extraction units.


     Carbon Dioxide. Nowsco has used liquid carbon dioxide in many oil and gas industry applications since 1970. Carbon dioxide is used primarily as an aid to recovery of treating or formation fluids. It can in some cases be used as an initial cleanup fluid which may supplement or replace acid treatments or as a component of fracturing fluid to improve treating fluid recovery. Because it is pumped in liquid form, carbon dioxide has become a major component of certain fracturing fluids.


     Coiled Tubing. Mobile coiled tubing units were introduced to the Canadian oil and gas industry by Nowsco in 1971 and coiled tubing has since become an integral part of many well completion and maintenance operations, both onshore and offshore around the world. Coiled tubing is continuous, jointless and high pressure rated steel tubing (from 1 inch up to 3 1/2 inches in diameter) that, except for the larger sizes, may be run into oil and gas wells to depths of up to 7,600 meters (approximately 25,000 feet). Coiled tubing is fed into the well, often while such wells are under pressure, to create either a temporary or permanent circulating system that can be used to introduce nitrogen or other fluids into the well for the purpose of removing unwanted liquids, proppant or other debris. On occasion, acids, chemicals or cement are pumped through the coiled tubing to repair or remedy a variety of downhole problems. Coiled tubing has been used with specialized equipment to drill out hard-fill or cement and to deepen the well. It also has been used to place and retrieve downhole equipment and, in conjunction with electric wireline, has been used to log and perforate high deviation and horizontal wells. Development work continues on coiled tubing directional drilling technology including directional underbalanced drilling. Nowsco is also actively involved in the ongoing development of downhole tools that may be run on coiled tubing, including rotary jetting equipment and through tubing inflatable packer systems. Nowsco has installed insulated concentric coiled tubing string (ICCT, a steam injection medium) for use in improving the reserve recovery of heavy oil wells. Nowsco's SandVac system is a patented jet pump system that is used with concentric coiled tubing to clean unwanted sand from horizontal wells. The tool and coiled tubing configuration allow sand to be drawn into the system and brought to surface through a cleaning process analogous to a vacuum.


     Leak Detection. Historically, hydrocarbon storage and production facilities have been tested for leaks using either water under pressure or a "live" system whereby oil, gas or water was introduced at operating pressure. At remote locations such as offshore facilities, the volume of fresh water required to test the facility made its use impractical and the use of flammable or toxic fluids created a risk of explosion or other health hazards. Commission leak testing, or CLT, uses a nitrogen and helium gas mixture in conjunction with certain specialized equipment to detect very small leaks in joints, instruments and valves that form the components of such facilities. Although the process is safer and more practical than traditional leak detection methods, it may in some instances be more expensive. Accordingly its use is restricted to those instances where environmental and safety concerns are particularly acute.


     Pipeline Servicing. Nowsco provides pipeline testing and commissioning services including filling, pressure testing, de-watering, purging and vacuum drying of pipelines. In 1996, Nowsco obtained a contract to pneumatically test and dry a large diameter pipeline in southern Colombia. Other services include grouting and insulating of pipeline bundles, abandonment of pipelines and tank desludging services for large storage tanks. Nowsco has been involved in the development of pipeline gels, both hydrocarbon and aqueous, for pipeline cleaning and transport as well as plugs used for isolation purposes. Nowsco has also developed and is using high friction pig trains and freezing techniques for the isolation of pipelines.


     Intelligent pigs are pipeline monitoring vehicles which, together with interpretational software, offer to pipeline operators, constructors and regulators measurement of pipeline geometry, determination of pipeline location and orientation and examination of pipeline internal condition. In addition, the client can develop a structural analysis using the measured pipeline geometry information. The operator's planning is improved by the capability of efficiently analyzing the data to determine the pipeline's status, estimate current and future reliability and provide recommendations on remedial or maintenance requirements which consider the severity of the problem identified. Analysis work using intelligent pigs can be routinely performed with maintenance monitoring programs implemented as a method for increasing safety for people, property and the environment.


     Pipeline packers provide a low pressure isolation device by braking and sealing against the wall of the pipeline. Used in tandem, these packers temporarily isolate a section of the pipeline that requires repair and maintenance. These sealing packers allow pipeline repairs to take place with less operational complexity and less operator downtime as a result of having to drain only the isolated section of the pipeline of oil or gas.

  Operations and Sources of Raw Materials


     The liquid nitrogen, acids, chemicals, sand and cement required by Nowsco as raw materials are produced and sold by numerous suppliers. Nitrogen is available in North America from three major suppliers, one of which presently supplies Nowsco under a long-term contract. This contract restricts the purchase of nitrogen from other sources unless the supplier cannot meet Nowsco's needs. Long-term supply contracts for nitrogen also exist in other operating areas. Nowsco maintains short-term storage facilities for these materials and to date has been able to locate alternative sources when these materials have not been readily available from its primary suppliers.


  Properties and Facilities


     Nowsco owns and leases operating bases worldwide, from which its specialized products, equipment and technology are provided and where inventory is stored. The original cost of Nowsco-owned locations at December 31, 1995 was Cdn $39.2 million, of which approximately Cdn $21.4 million related to bases located in Canada, the majority of which are in Alberta, Saskatchewan and British Columbia. In addition, Nowsco owns properties in the United Kingdom, Germany and Syria with a total cost of Cdn $13.6 million and in the United States with a cost of Cdn $3.5 million and in Argentina totalling Cdn $.7 million. During 1994, Nowsco completed construction of a new operations center in Aberdeen, Scotland to service the North Sea market. During 1995, Nowsco completed construction of a new operations center in Red Deer, Canada to service the central Alberta market. Nowsco also conducts operations from leased premises in various locations. The availability of premises in these areas is not restricted at comparable costs, and Nowsco does not report these to be a significant factor in its operations.



     Nowsco's Fabrication, Research and Development and Training Center in Calgary is a 45,000-square-foot complex located on a seven-acre site owned by Nowsco. Nowsco has invested a total of approximately Cdn $6.9 million in this facility, which opened in November 1979, and also has fabrication facilities in Texas.

  Competition

     Nowsco's major competitors are multinational companies that are substantially larger than Nowsco. In certain regions Nowsco also competes with a number of small companies, some of which have competitive advantages, such as lower overhead costs. Competition between Nowsco and its competitors is intense, particularly in the form of severe price discounting. Although price is an important factor in competition, to many customers technology and dependability are also important.

  Geographic Areas


     Canada and the United States. Nowsco maintains a total of 43 operating bases in Canada and the United States. Its most significant operations in Canada are currently conducted in Alberta, Saskatchewan and British Columbia. Nowsco's corporate head office and Canadian operations regional head office are located in Calgary, Alberta. Services provided in Canada include cementing, fracturing, nitrogen, underbalanced drilling, coiled tubing and acidizing services. In the United States, Nowsco conducts business through wholly owned subsidiaries and presently maintains operating bases in Texas, Louisiana, Pennsylvania, Michigan, Mississippi, West Virginia, Colorado, Kansas, New Mexico, Oklahoma, Indiana and Iowa. Nowsco's U.S. regional head office is located in Houston, Texas. Services provided in the United States are primarily related to pressure pumping and coiled tubing and include fracturing, acidizing, cementing and nitrogen services. In 1995, Nowsco recorded a charge against income of Cdn $5.2 million relating to its U.S. operations, representing a writedown of assets and severance, relocation and reorganization costs.



     International. Nowsco's operations outside of North America are carried out in the United Kingdom/ Europe, Africa & Middle East and Asia Pacific with regional head offices located in Aberdeen, Scotland, Nicosia, Cyprus, and Jakarta, Indonesia. The majority of these operations are conducted through branches or wholly owned subsidiaries utilizing manpower and expertise available in the country of operation. Operations in Argentina are conducted through Nowsco's associated company, Nowsco Americas S.A., and are headquartered in Buenos Aires. The business consists primarily of cementing, coiled tubing and stimulation services. Nowsco maintains 18 international operating bases including those located in the United Kingdom, the Netherlands, Germany, Norway, Syria, Zaire, Dubai, Australia, Indonesia, Sarawak, Malaysia, Thailand, Vietnam, Russia and Argentina.


     During the fourth quarter of 1994, Nowsco commenced well servicing operations in the Tyumen Region of Western Siberia for a Russian production association, Varyeganneftegaz. This two-year contract, under which Nowsco received a monthly minimum fee, is funded by the World Bank in U.S. dollars. Nowsco has also held interests in other operations in Russia. In 1995, Nowsco provided pumping services on a well blowout in Syria and entered into a contract to provide well services, including coiled tubing and fracturing services, in Holland.

  Research and Development; Patents

     The testing and development of new products and applications is an integral part of Nowsco's business. Recent developments reported by Nowsco include a prototype corrosion inspection tool, insulated concentric coiled tubing (ICCT, a stream injection medium, which has a patent pending), SandVac (a tool for use with concentric coiled tubing to remove sand from low pressure horizontal wells), Rotojet (a tool for use in wellbore scale removal) and drilling using coiled tubing (DUCT). Nowsco has also developed industry specific software products.

     Expenditures by Nowsco during the last three years on product and equipment research and development have been as follows:

                            1995 -- Cdn $7.2 million
                            1994 -- Cdn $6.1 million
                            1993 -- Cdn $4.6 million

     Nowsco holds several patents and non-exclusive licenses which it uses in its operations including licenses relating to the technique of commingling nitrogen with acidizing and fracturing fluids, and licenses relating to a process that allows Nowsco to provide certain fracturing products. Other non-exclusive patent licenses have been obtained from various oil and gas companies. Many of the licenses held by Nowsco are subject to termination by the respective patent holder under certain circumstances. Nowsco maintains an exclusive patent relating to certain mechanical packer pig service technologies.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:


                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    J. W. Stewart..........................  52    Director, Chairman of the Board,
                                                   President and Chief Executive Officer
    Michael McShane........................  41    Director, Vice President -- Finance and
                                                     Chief Financial Officer
    David D. Dunlap........................  34    Vice President -- International
                                                   Operations
    Thomas H. Koops........................  49    Vice President -- Technology and
                                                   Logistics
    Margaret B. Shannon....................  46    Vice President -- General Counsel
    Kenneth A. Williams....................  45    Vice President -- North American
                                                     Operations
    Matthew D. Fitzgerald..................  38    Controller
    Taylor M. Whichard.....................  37    Treasurer
    Stephen A. Wright......................  48    Director of Human Resources
    L. William Heiligbrodt.................  54    Director
    John R. Huff...........................  50    Director
    Don D. Jordan..........................  64    Director
    R. A. LeBlanc..........................  66    Director
    James E. McCormick.....................  68    Director
    Michael E. Patrick.....................  52    Director


     Mr. Stewart, director (Class III) of the Company since 1990, joined Hughes Tool Company in 1969 as Project Engineer. He served as Vice President -- Legal and Secretary of Hughes Tool Company and as Vice President -- Operations for a predecessor of the Company prior to being named President of the Company in 1986.

     Mr. McShane, director (Class II) of the Company since 1990, joined the Company in 1987 from Reed Tool Company, an oilfield tool company, where he was employed for seven years. At Reed Tool Company he held various financial management positions, including Corporate Controller and Regional Controller of Far East Operations.

     Mr. Dunlap joined the Company in 1984 as a District Engineer and was named Vice President -- International Operations in 1995. He has previously served as Vice President -- Sales for the Coastal Division of North America and U.S. Sales and Marketing Manager.

     Mr. Koops joined the Company as Manager -- Products and Technical Services in 1976. He was named Vice President -- Manufacturing and Logistics of the Company in 1988 and began serving in his current position in 1992.

     Ms. Shannon joined the Company in February 1994 as Vice
President -- General Counsel from the law firm of Andrews & Kurth L.L.P., where she had been a partner since 1984.

     Mr. Williams joined the Company in 1973 and has since held various positions in the U.S. operations. Prior to being named Vice President -- North American Operations in 1991, he served as Region Manager -- Western U.S. and Canada.

     Mr. Fitzgerald joined the Company as Controller in 1989 from Baker Hughes Incorporated, where he was the Director of Corporate Audit. Prior to that, he was a Senior Manager with the certified public accounting firm of Ernst & Whinney.

     Mr. Whichard joined the Company as Tax and Treasury Manager in 1989 from Weatherford International, where he was the Tax Manager. Prior to being named Treasurer in 1992, he served in various positions, including Tax Director and Assistant Treasurer.

     Mr. Wright joined the Company as Manager of Compensation and Benefits in 1985 from Global Marine Inc., an offshore drilling company, and was named to his current position with the Company in 1987.

     Mr. Heiligbrodt, director (Class III) of the Company since 1992, is President, Chief Operating Officer and a director of Service Corporation International, a funeral services corporation ("SCI"). He has served in various management positions with SCI since February 1990. Prior to joining SCI, Mr. Heiligbrodt served as President of Provident Services, Inc. from March 1988 to February 1990. Prior to that, he served for five years as Vice Chairman and Chief Executive Officer of WEDGE Group, Incorporated, a multi-industry holding company. He is Chairman of the Nominating Committee and a member of the Executive Compensation Committee.

     Mr. Huff, director (Class I) of the Company since 1992, is Chairman, President and Chief Executive Officer of Oceaneering International, Inc., an oilfield services corporation. Mr. Huff has been President, Chief Executive Officer and a director of Oceaneering since 1986 and Chairman of the Board of Oceaneering since 1990. Mr. Huff is also a director of Production Operators Corp. He is a member of the Audit Committee and the Executive Compensation Committee.


     Mr. Jordan, director (Class II) of the Company since 1990, is Chairman, Chief Executive Officer and a director of Houston Industries Incorporated, a public utility holding company with interests in domestic and international electric utility companies and projects. Mr. Jordan has been employed by various subsidiaries of Houston Industries Incorporated since 1956. He currently serves as a director of Texas Commerce Bancshares, UTECH Joint Venture and AEGIS Insurance Services. He is Chairman of the Executive Compensation Committee and a member of the Audit Committee.


     Mr. LeBlanc, director (Class I) of the Company since 1994, served in various executive positions with Keystone International, Inc., a manufacturer of flow control products, including Chairman of the Board, Chief Executive Officer and a director, from 1959 until his retirement in July 1995. Mr. LeBlanc also serves as an advisory member of the board of directors of Texas Commerce Bank National Association. He is a member of the Audit Committee and the Nominating Committee.

     Mr. McCormick, director (Class III) of the Company since 1990, served in various executive positions with ORYX Energy Company, a diversified energy company, including President and Chief Operating Officer and a director, from 1977 until his retirement on March 1, 1992. Mr. McCormick currently serves on the board of directors of Lone Star Technology, Snyder Oil Company and Texas Commerce Bank National Association. He is Chairman of the Audit Committee and a member of the Executive Compensation Committee and the Nominating Committee.

     Mr. Patrick, director (Class I) of the Company since April 1995, Chief Investment Officer of the Meadows Foundation since December 1, 1995; consultant from 1994 to 1995; President of Lomas Information Systems, Inc., a subsidiary of Lomas Financial Corporation, from 1993 to 1994; Executive Vice President, Chief Financial Officer and a director of Lomas Financial Corporation and President and Chief Operating Officer of its Lomas Mortgage USA subsidiary, both of which are engaged in mortgage banking, real estate and information services, from 1992 until 1994; and Executive Vice Chancellor for Asset Management of the University of Texas System, where he was responsible for the investment of all endowment funds, from 1984 to 1991. He is a member of the Executive Compensation Committee.

     The terms of the Class I, Class II and Class III directors expire in 1997, 1998 and 1996, respectively.


     A Special Committee of the Board of Directors is responsible for administering certain employee arrangements related to the acquisition of Western. The Special Committee is composed of Messrs. McCormick (Chairman), LeBlanc and Patrick.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of BJ Services consists of 80,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share, including 400,000 currently authorized shares of Series Two Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), issuable upon exercise of the Company's preferred share purchase rights (the "Rights"). The following description of the capital stock of BJ Services does not purport to be complete or to give full effect to the provisions of statutory or common law and is subject in all respects to the applicable provisions of the Certificate of Incorporation (the "Charter") and Bylaws (the "Bylaws") of the Company, the Certificate of Designation for the Preferred Stock, the stockholder rights agreement between BJ Services and First Chicago Trust Company of New York, as rights agent (the "Rights Agreement"), and the Warrant Agreement dated April 13, 1995, between BJ Services and First Chicago Trust Company of New York, as warrant agent (the "Warrant Agreement"), each as amended, which are incorporated by reference into the registration statement of which this Prospectus is a part. The information herein is qualified in its entirety by this reference.

COMMON STOCK

     BJ Services is authorized by its Charter to issue 80,000,000 shares of Common Stock, of which 28,164,670 shares were issued and outstanding as of March 31, 1996. Each outstanding share of Common Stock includes an associated Right.

     The holders of shares of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The Bylaws provide that, in general, when a quorum is present at any meeting of stockholders, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy and entitled to vote shall decide questions brought before such meeting (except as otherwise required by statute or the Charter or Bylaws). See "-- Certain Anti-takeover Provisions." The Common Stock does not have cumulative voting rights.

     Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by BJ Services' Board of Directors, and in the distribution of any assets in the event of liquidation, subject in all cases to any prior claims and prior rights of outstanding shares of preferred stock. The shares of Common Stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. The outstanding shares of Common Stock are duly and validly issued, fully paid and nonassessable.

PREFERRED SHARE PURCHASE RIGHTS

     On January 5, 1994, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from BJ Services one one-hundredth of a share of Preferred Stock, at a price of $75.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment under certain circumstances.

     The Rights attach to all certificates representing outstanding shares of Common Stock, and no separate Rights certificates have been distributed. The Rights are not exercisable until the earlier to occur of (i) 30 days following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire beneficial ownership or 20% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (ii) 30 days following the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares (the earlier of such dates being called the "Distribution Date"). The Rights will expire at the close of business on January 17, 2004, unless such date is extended or the Rights are earlier redeemed by the Company.

     With certain exceptions, in the event (i) BJ Services is acquired in a merger or other business combination transaction or (ii) more than 50% of BJ Services' consolidated assets or earning power is sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring person that, at the time of such transaction, would have a market price (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event (i) BJ Services is the surviving corporation in certain mergers and the outstanding Common Stock is not changed or exchanged, or (ii) any person acquires 30% or more of the outstanding Common Stock, each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person on or after the earlier of the Distribution Date or the date an Acquiring Person acquires 20% or more of the Common Stock (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock (or cash, other securities or property) having a market price (as defined in the Rights Agreement) of two times the Purchase Price of the Right.

     At any time prior to 30 days after such time as any person or group has become an Acquiring Person (or a longer period if BJ Services' Board of Directors extends such period), BJ Services may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). In certain circumstances, the decision to redeem the Rights requires the concurrence of a majority of the Continuing Directors (as defined in the Rights Agreement). Immediately upon the action of the Board of Directors of BJ Services electing to redeem the Rights, a holder's right to exercise the Rights will terminate and he or she will only be entitled to receive the Redemption Price.

PREFERRED STOCK

     Pursuant to the Charter, BJ Services is authorized to issue 5,000,000 shares of preferred stock, and BJ Services' Board of Directors by resolution may establish one or more series of preferred stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. A Certificate of Designation has been filed with the Secretary of State of the State of Delaware with respect to the Preferred Stock authorized by the Board of Directors. The preferred stock could include dividend, liquidation and voting rights that would limit or qualify the rights of the holders of the Common Stock.

WARRANTS

     The Warrants were issued under the Warrant Agreement in connection with the Western Acquisition. Each Warrant will entitle the registered holder thereof (the "holder"), subject to and upon compliance with the provisions thereof and of the Warrant Agreement, at such holder's option, prior to the close of business on April 13, 2000, to purchase the number of shares of Common Stock set forth therein at an initial exercise price of $30.00 per share (the "Exercise Price"), with the number of such shares and the Exercise Price to be subject to adjustment under certain circumstances.

     Holders of Warrants will not be entitled to vote, receive dividends or distributions on, or be deemed for any purpose the holder of, Common Stock or any other securities of BJ Services which may at any time be issuable on the exercise or conversion of the Warrants. Nothing contained in the Warrant Agreement or in any Warrant Certificate shall be construed to confer upon the holder of any Warrant Certificate any rights of a stockholder of BJ Services or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders, or to receive dividends or distributions or subscription rights, or otherwise, until the Warrant or Warrants evidenced by such Warrant Certificate shall have been exercised in accordance with the provisions of the Warrant Agreement.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Charter and Bylaws, as well as the Rights Agreement, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a payment of a premium over the market price for the shares held by stockholders. Such provisions include a classified board of directors and the preferred stock authorized pursuant to the Charter. The Charter further provides that (i) stockholders may act only at an annual or special meeting of stockholders and may not act by written consent; (ii) special meetings of stockholders can be called only by BJ Services' Board of Directors; (iii) a 75% vote of the outstanding voting stock is required for the stockholders to amend the Bylaws; and (iv) a 75% vote of the outstanding voting stock is required to amend the Charter with respect to certain matters, including, without limitation, the matters set forth in clauses (i) and (iii) above and a 75% voting requirement required for certain business combinations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a Purchase Agreement (the "Purchase Agreement") between the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), CS First Boston Corporation and Rauscher Pierce Refsnes, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                     NUMBER
             UNDERWRITERS                                                           OF SHARES
                                                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.........................................................
CS First Boston Corporation.......................................................
Rauscher Pierce Refsnes, Inc......................................................
                                                                                    ---------
             Total................................................................  8,500,000
                                                                                     ========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $          per share on sales to certain other dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option, exercisable by the Representatives, to purchase up to 1,275,000 additional shares of Common Stock initially at the public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Representatives exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Company, its directors and executive officers have agreed that they will not, for a period of 90 days from the date of this Prospectus, without the prior written consent of Merrill Lynch, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into shares of Common Stock, except, in the case of the Company, (i) for sales to the Underwriters pursuant to the Purchase Agreement, (ii) for the issuance of shares upon exercise of the Company's outstanding warrants to purchase Common Stock, (iii) for private placements of Common Stock to purchasers who agree to be bound by similar restrictions, (iv) for the issuance of shares upon the exercise of options granted pursuant to the Company's employee benefit plans prior to the date hereof and (v) subject to certain limitations, the grant of options, restricted shares, restricted stock units, stock unit awards payable in the form of Common Stock or performance shares issued or granted pursuant to the Company's employee benefit plans.


     Merrill Lynch has acted from time to time as financial advisor to and underwriter for to the Company and has received customary fees for such services and acted as U.S. dealer manager and financial advisor to the Company in connection with the Nowsco Acquisition.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of the Company as of September 30, 1995 and 1994 and for each of the three years in the period ended September 30, 1995, included or incorporated by reference in this Registration Statement, have been audited by Deloitte & Touche LLP, independent accountants, as stated in their reports, which are included or incorporated by reference herein, and have been so included or incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Nowsco Well Service Ltd. as of December 31, 1995, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1995, have been included and incorporated by reference herein in reliance upon the report of KPMG Peat Marwick Thorne, Chartered Accountants, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of The Western Company of North America as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Registration Statement have been so incorporated by reference in reliance on the report of Price Waterhouse LLP, independent accountants, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates herein by reference the following documents (File No. 1-10570):

          (a) Annual Report on Form 10-K for the fiscal year ended September 30, 1995;

          (b) Quarterly Report on Form 10-Q for the quarterly periods ended December 31, 1995 and March 31, 1996;


          (c) Current Report on Form 8-K filed April 28, 1995, as amended by Form 8-K/A filed May 31, 1995, and Form 8-K/A filed May 30, 1996, Current Report on Form 8-K filed February 6, 1996, as amended by Form 8-K/A filed May 23, 1996 and Current Reports on Form 8-K filed April 16, 1996 and June 28, 1996;



          (d) The description of the Common Stock, contained in the Registration Statement on Form 8-A/A dated January 9, 1996 (Registration No. 1-10570) filed by the Company under the Exchange Act; the description of the Company's preferred share purchase rights included in the Company's Registration Statement on Form 8-A dated January 12, 1994, and the Company's Registration Statements on Form 8-A/A dated August 26, 1994 and September 30, 1994; and the description of the Series Two Junior Participating Preferred Stock of the Company included in the Company's Registration Statement on Form 8-A dated January 12, 1994 and the Company's Registration Statements on Form 8-A/A dated August 26, 1994 and September 30, 1994; and



          (e) All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering made hereby.


     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document, copies of which are available from the Company as described below, each such statement being qualified in all respects by such reference.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH ARE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). SUCH REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO BJ SERVICES COMPANY, 5500 NORTHWEST CENTRAL DRIVE, HOUSTON, TEXAS 77092, ATTENTION: CORPORATE COMMUNICATIONS MANAGER, TELEPHONE NUMBER (713) 462-4239.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants of BJ Services.....................................  F-2

Consolidated Statement of Operations of BJ Services for the Years Ended September 30,
  1995, 1994 and 1993................................................................  F-3

Consolidated Statement of Financial Position of BJ Services as of September 30, 1995
  and 1994...........................................................................  F-4

Consolidated Statement of Stockholders' Equity of BJ Services for the Years Ended
  September 30, 1995, 1994 and 1993..................................................  F-5

Consolidated Statement of Cash Flows of BJ Services for the Years Ended September 30,
  1995, 1994 and 1993................................................................  F-6

Notes to Consolidated Financial Statements of BJ Services............................  F-7

Consolidated Condensed Statement of Operations of BJ Services (Unaudited) -- Three-
  and six-month periods ended March 31, 1996 and 1995................................  F-22

Consolidated Condensed Statement of Financial Position of BJ Services -- March 31,
  1996 (Unaudited) and September 30, 1995............................................  F-23

Consolidated Condensed Statement of Cash Flows of BJ Services (Unaudited) -- Six
  months ended March 31, 1996 and 1995...............................................  F-24

Notes to Unaudited Consolidated Condensed Financial Statements of BJ Services........  F-25

Report of Independent Auditors of Nowsco.............................................  F-27

Consolidated Balance Sheets of Nowsco as of December 31, 1995, 1994 and 1993.........  F-28

Consolidated Statements of Operations of Nowsco for the Years Ended December 31,
  1995, 1994 and 1993................................................................  F-29

Consolidated Statements of Retained Earnings of Nowsco for the Years Ended December
  31, 1995, 1994 and 1993............................................................  F-30

Consolidated Statements of Changes in Cash Position of Nowsco for the Years Ended
  December 31, 1995, 1994 and 1993...................................................  F-31

Notes to Consolidated Financial Statements of Nowsco.................................  F-32

Condensed Consolidated Statements of Operations of Nowsco (Unaudited) -- Three Months
  Ended March 31, 1996 and 1995......................................................  F-42

Condensed Consolidated Balance Sheets of Nowsco (Unaudited) -- March 31, 1996 and
  1995 and December 31, 1995.........................................................  F-43

Condensed Consolidated Statements of Changes in Cash Position of Nowsco
  (Unaudited) -- Three Months Ended March 31, 1996 and 1995..........................  F-44

Notes to Unaudited Condensed Consolidated Financial Statements of Nowsco.............  F-45

Pro Forma Financial Information (Unaudited)..........................................  F-46

                       REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders of BJ Services Company:

We have audited the accompanying consolidated statements of financial position of BJ Services Company and its subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BJ Services Company and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

As described in Note 9 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions effective October 1, 1993 to conform with Statement of Financial Accounting Standards No. 106.

DELOITTE & TOUCHE LLP

Houston, Texas
November 21, 1995

                              BJ SERVICES COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                  YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Revenue....................................................  $633,660     $434,476     $394,363
Operating Expenses:
  Cost of sales and services...............................   525,859      368,994      329,042
  Research and engineering.................................    12,299        8,621        9,098
  Marketing................................................    26,429       14,169       12,969
  General and administrative...............................    28,318       22,709       22,825
  Goodwill amortization....................................     3,266        1,298          691
  Unusual charge...........................................    17,200
                                                             --------     --------     --------
  Total operating expenses.................................   613,371      415,791      374,625
                                                             --------     --------     --------
Operating income...........................................    20,289       18,685       19,738
Interest expense...........................................   (15,164)      (7,383)      (5,414)
Interest income............................................       899          729          500
Other income -- net........................................     2,734          877        2,014
                                                             --------     --------     --------
Income before income taxes, minority interest and
  cumulative effect of accounting change...................     8,758       12,908       16,838
Income tax expense (benefit)...............................    (1,102)       2,006        1,593
                                                             --------     --------     --------
Income before minority interest and cumulative effect of
  accounting change........................................     9,860       10,902       15,245
Minority interest..........................................       (29)         132          684
                                                             --------     --------     --------
Income before cumulative effect of accounting change.......     9,889       10,770       14,561
Cumulative effect of change in accounting principle, net of
  tax benefit of $5,600,000................................                (10,400)
                                                             --------     --------     --------
Net income.................................................  $  9,889     $    370     $ 14,561
                                                             ========     ========     ========
Net Income Per Share:
  Income per share before cumulative effect of accounting
     change................................................  $    .46     $    .69     $    .94
  Cumulative effect of change in accounting principle, net
     of tax................................................                   (.67)
                                                             --------     --------     --------
Net income per share.......................................  $    .46     $    .02     $    .94
                                                             ========     ========     ========
Weighted average shares outstanding........................    21,376       15,665       15,456
                                                             ========     ========     ========

                 See Notes to Consolidated Financial Statements

                              BJ SERVICES COMPANY

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                                                       SEPTEMBER 30,
                                                                                   ---------------------
                                                                                     1995         1994
                                                                                   --------     --------
                                                                                       (IN THOUSANDS)
                                                 ASSETS
Current Assets:
  Cash and cash equivalents......................................................  $  1,842     $  3,218
  Receivables, less allowance for doubtful accounts: 1995, $7,483,000; 1994,
    $2,184,000...................................................................   168,771      103,754
  Inventories:
    Finished goods...............................................................    46,242       30,970
    Work in process..............................................................     2,392        1,118
    Raw materials................................................................    18,217        6,591
                                                                                   --------     --------
         Total inventories.......................................................    66,851       38,679
  Deferred income taxes..........................................................     9,370        4,478
  Other current assets...........................................................    10,101        8,230
                                                                                   --------     --------
         Total current assets....................................................   256,935      158,359
Property:
  Land...........................................................................    13,031       12,031
  Buildings......................................................................    83,205       47,042
  Machinery and equipment........................................................   634,692      446,739
                                                                                   --------     --------
         Total property..........................................................   730,928      505,812
  Less accumulated depreciation..................................................   314,118      306,968
                                                                                   --------     --------
    Property -- net..............................................................   416,810      198,844
Goodwill, net of amortization....................................................   193,263       20,998
Deferred income taxes............................................................   107,889       20,607
Investments and other assets.....................................................    14,786       11,258
                                                                                   --------     --------
                                                                                   $989,683     $410,066
                                                                                   ========     ========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable -- trade......................................................  $ 85,675     $ 54,609
  Short-term borrowings..........................................................     2,000        2,250
  Current portion of long-term debt..............................................    35,600       31,200
  Accrued employee compensation and benefits.....................................    24,885       10,521
  Income taxes...................................................................     5,915        7,719
  Taxes other than income........................................................     5,460        2,751
  Accrued insurance..............................................................    12,867        2,637
  Other accrued liabilities......................................................    31,869        9,162
                                                                                   --------     --------
         Total current liabilities...............................................   204,271      120,849
Long-term debt...................................................................   259,566       74,700
Deferred income taxes............................................................    11,496        7,194
Accrued postretirement benefits..................................................    25,146       15,834
Minority interest and other long-term liabilities................................    22,409        1,562
Commitments and contingencies
Stockholders' Equity:
  Preferred stock (authorized 5,000,000 shares)
  Common stock, $.10 par value (authorized 80,000,000 shares; issued and outstanding
      1995 -- 27,951,784 shares, 1994 -- 15,670,903 shares)......................     2,795        1,567
  Capital in excess of par.......................................................   415,242      151,340
  Retained earnings..............................................................    53,505       43,616
  Cumulative translation adjustment..............................................    (4,747)      (4,133)
  Unearned compensation..........................................................                 (2,463)
                                                                                   --------     --------
         Total stockholders' equity..............................................   466,795      189,927
                                                                                   --------     --------
                                                                                   $989,683     $410,066
                                                                                   ========     ========

                 See Notes to Consolidated Financial Statements

                              BJ SERVICES COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                              CAPITAL                              CUMULATIVE
                                    COMMON   IN EXCESS     UNEARNED     RETAINED   TRANSLATION
                                    STOCK     OF PAR     COMPENSATION   EARNINGS   ADJUSTMENT     TOTAL
                                    ------   ---------   ------------   --------   -----------   --------
                                                               (IN THOUSANDS)
Balance, September 30, 1992........ $1,304   $ 105,374     $            $ 28,685     $  (569)    $134,794
  Net income.......................                                       14,561                   14,561
  Issuance of stock for:
     Business acquisition..........   250       40,537                                             40,787
     Stock options.................     3          504                                                507
     Stock purchase plan...........     4          619                                                623
     Stock performance awards......              2,855       (2,855)
  Amortization of unearned
     compensation..................                             500                                   500
  Cumulative translation
     adjustment....................                                                   (4,640)      (4,640)
                                    ------   ---------     --------      --------    -------     --------
Balance, September 30, 1993........ 1,561      149,889       (2,355)      43,246      (5,209)     187,132
  Net income.......................                                          370                      370
  Issuance of stock for:
     Stock options.................     2          294                                                296
     Stock purchase plan...........     4          680                                                684
     Stock performance awards......                944         (944)
  Buyback of stock rights..........               (155)                                              (155)
  Amortization of unearned
     compensation..................                             524                                   524
  Revaluation of stock performance
     awards........................               (312)         312
  Cumulative translation
     adjustment....................                                                    1,076        1,076
                                    ------   ---------     --------      --------    -------     --------
Balance, September 30, 1994........ 1,567      151,340       (2,463)      43,616      (4,133)     189,927
  Net income.......................                                        9,889                    9,889
  Issuance of stock for:
     Business acquisition.......... 1,204      262,347                                            263,551
     Stock options.................     2          535                                                537
     Stock purchase plan...........     5          733                                                738
     Stock performance awards......    17          287        1,803                                 2,107
  Amortization of unearned
     compensation..................                             660                                   660
  Cumulative translation
     adjustment....................                                                     (614)        (614)
                                    ------   ---------     --------     --------     -------     --------
Balance, September 30, 1995........ $2,795   $ 415,242     $            $ 53,505     $(4,747)    $466,795
                                    ======   =========     ========     =========    ========    ========

                 See Notes to Consolidated Financial Statements

                              BJ SERVICES COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------      -------      -------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $  9,889      $   370      $14,561
  Adjustments to reconcile net income to cash provided from
     (used for) operating activities:
     Cumulative effect of accounting change................                 10,400
     Depreciation and amortization.........................    42,064       25,335       24,170
     Net (gain) loss on disposal of assets.................      (830)        (346)          62
     Recognition of unearned compensation..................     2,463          524          500
     Deferred income tax benefit...........................    (8,861)      (4,959)      (4,877)
     Unusual charge (noncash)..............................     3,646
     Minority interest.....................................       (29)         132          684
  Changes in:
     Receivables...........................................    (1,091)      (9,235)     (17,550)
     Accounts payable-trade................................     7,707        8,417        6,687
     Inventories...........................................    (8,078)        (621)        (572)
     Other current assets and liabilities..................    (1,170)      (1,960)     (16,481)
     Other, net............................................    (6,326)      (1,802)      (7,499)
                                                             --------      -------      -------
Net cash flows provided from (used for) operating
  activities...............................................    39,384       26,255         (315)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.........................................   (30,966)     (39,345)     (37,350)
Proceeds from disposal of assets...........................     5,393        2,588        3,982
Acquisitions of businesses, net of cash acquired...........  (203,313)      (2,000)      (7,400)
                                                             --------      -------      -------
Net cash used for investing activities.....................  (228,886)     (38,757)     (40,768)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock.....................                              40,787
Proceeds from exercise of stock options and stock purchase
  grants...................................................     1,275          980        1,130
Proceeds from (reduction of) borrowings-net................   192,851       19,120         (689)
Principal payment on long-term notes.......................    (6,000)      (6,000)
                                                             --------      -------      -------
Net cash flows provided from financing activities..........   188,126       14,100       41,228
Increase (decrease) in cash and cash equivalents...........    (1,376)       1,598          145
Cash and cash equivalents at beginning of year.............     3,218        1,620        1,475
                                                             --------      -------      -------
Cash and cash equivalents at end of year...................  $  1,842      $ 3,218      $ 1,620
                                                             ========      =======      =======

                 See Notes to Consolidated Financial Statements

                              BJ SERVICES COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     BJ Services Company is a leading provider of pressure pumping and other oilfield services to the petroleum industry. The consolidated financial statements include the accounts of BJ Services Company and its majority-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Certain amounts for 1994 and 1993 have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation. The amounts changed were foreign exchange gains and losses, previously classified as other income -- net and now classified in cost of sales and services, and goodwill amortization previously classified as other income -- net and now classified as a separate component of operating expenses. Net income was not affected by these changes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Net income per share: Net income per share has been computed by dividing net income by the weighted average number of outstanding common shares. Common stock equivalents had no material dilutive effect on the computation of net income per share for each year presented.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

     Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Inventories: Inventories, which consist principally of (a) products which are consumed in the Company's services provided to customers, (b) spare parts for equipment used in providing these services and (c) manufactured components and attachments for equipment used in providing services, are stated primarily at the lower of average cost or market.

     Property: Property is stated at cost less amounts provided for permanent impairments and includes capitalized interest of $216,000, $541,000 and $167,000 for the years ended September 30, 1995, 1994 and 1993, respectively, on funds borrowed to finance the construction of capital additions. Depreciation is generally provided using the straight-line method over the estimated useful lives of individual items. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term.

     Goodwill: Goodwill represents the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. Goodwill is being amortized on a straight-line method over periods ranging from 5 to 40 years. Accumulated amortization at September 30, 1995 and 1994 was $5,174,000 and $1,880,000, respectively. The Company utilizes undiscounted cash flows of acquired operations to evaluate any possible impairment of the related goodwill.

     Impairment of long-lived assets: In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS 121's methodology of accounting for impairment and assets to be disposed of is not significantly different from the Company's current policy, and

                              BJ SERVICES COMPANY
therefore the Company does not expect the adoption of this Statement in fiscal 1997 to have a material impact on the Company's financial statements.

     Investments: Investments in corporate joint ventures in which the Company's ownership interest ranges from 20 to 50 percent and the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method. The Company maintains no investments in equity securities which have a readily determinable market value.

     Foreign currency translation: Gains and losses resulting from the remeasurement of assets and liabilities of foreign operations where the U.S. dollar is the functional currency are included in the consolidated statement of operations. Gains and losses resulting from financial statement translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. The Company's foreign operations primarily use the U.S. dollar as the functional currency.

     Foreign exchange contracts: From time to time, the Company enters into forward foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain assets and liabilities denominated in foreign currencies. Changes in market value are offset against foreign exchange gains or losses on the related assets or liabilities and are included in cost of sales and services. There were no foreign exchange contracts outstanding at September 30, 1995 and 1994.

     Environmental remediation and compliance: Environmental remediation and compliance costs are accrued based on estimates of known environmental exposures. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. The accrual is based on facts known at the current time; however, changes in Environmental Protection Agency standards, improvements in cleanup technology and discovery of additional information concerning these exposures could affect the estimated costs in the future. Additionally, there are other potentially responsible parties at certain disposal facilities used by the Company or its predecessors. The accrual reflects an estimate of the allocation of remediation costs between the various parties. The Company expects to pay out such environmental remediation and compliance costs over the next several years. No amounts have been estimated for any potential recovery from the Company's insurance policies.

3. UNUSUAL CHARGE

     During 1995, the Company recorded an unusual charge of $17.2 million ($.52 per share after-tax) for costs incurred in connection with the acquisition of The Western Company of North America ("Western"). The components of the unusual charge are as follows:

                                                                                       BALANCE AT
                                                       1995             1995          SEPTEMBER 30,
                                                     PROVISION      EXPENDITURES          1995
                                                     ---------     --------------     -------------
                                                                   (IN THOUSANDS)
    Facility closings..............................   $  5,596(1)     $ (5,003)(1)       $   593
    Change in control costs........................      5,381          (4,081)            1,300
    Legal and other................................      4,047          (3,570)              477
    Severance costs................................      2,176          (1,976)              200
                                                      --------        --------           -------
              Total................................   $ 17,200        $(14,630)          $ 2,570
                                                      ========        ========           =======

- ---------------

(1) Includes $3.6 million noncash impairment of facilities.

     The Company and Western both operated facilities in many of the same locations. Management has made the decision to close the duplicate facilities previously operated by BJ Services and retain those operated by Western. A provision was recorded to adjust the carrying value of these duplicate facilities to estimated net

                              BJ SERVICES COMPANY
realizable value and accruals were recorded for the estimated costs associated with their closings, including maintenance of the facilities until their ultimate sale and relocation of assets. Substantially all of the duplicate facilities were closed as of September 30, 1995.

     The consummation of the Western acquisition triggered the change in control provision under the Company's 1990 Stock Incentive Plan. As a result, 168,547 performance units previously granted to the Company's executive officers became fully vested and 168,547 shares of common stock were subsequently issued. The unusual charge includes an amount for the excess of the value of the performance units on the date of issuance over the estimated amount which otherwise was earned had the acquisition not occurred.

     The unusual charge also includes legal, severance of BJ employees and other merger-related costs that would not have been incurred had the acquisition of Western not occurred.

4. ACQUISITIONS OF BUSINESSES

     In April 1995, the Company acquired Western for total consideration, including transaction costs, of $511.4 million in cash, Company common stock and warrants to purchase common stock. The transaction may be summarized as follows:

                                                                     (IN THOUSANDS)
                                                                     --------------
            Cash...................................................     $247,880
            Stock issued (12,036,393 shares).......................      239,551
            Warrants issued (4,800,037 warrants)...................       24,000
                                                                        --------
                 Total consideration...............................      511,431
            Net assets acquired....................................      335,891(1)
                                                                        --------
            Goodwill...............................................     $175,540
                                                                        ========

- ---------------

(1) Includes cash acquired of $44.5 million.

     This acquisition was accounted for using the purchase method of accounting. Accordingly, the results of Western are included in the financial statements beginning April 1, 1995. The assets and liabilities of Western have been recorded on the Company's books at estimated fair market value on April 1, 1995 with the remaining purchase price reflected as goodwill, which is being amortized on a straight-line basis over 40 years. The following unaudited pro forma summary presents the consolidated results of operations, giving no effect to estimated consolidation savings, of the Company for the two years ended September 30, 1995 and 1994 as if the acquisition had occurred at the beginning of each fiscal year:

                                                                       1995         1994
                                                                     --------     --------
                                                                     (IN THOUSANDS, EXCEPT
                                                                      PER SHARE AMOUNTS)
    Revenue........................................................  $807,582     $763,313
    Net income (loss) from continuing operations before cumulative
      effect of accounting change..................................     2,308      (15,330)
    Net income (loss)..............................................     2,308      (25,730)
    Net income (loss) per share from continuing operations before
      cumulative effect of accounting change.......................       .08         (.55)
    Net income (loss) per share....................................       .08         (.92)

     On February 9, 1994, the Company acquired the remaining 50% ownership of its joint venture in Egypt, Hughes Services C.I., Ltd., for $2.0 million. Prior to the acquisition, this joint venture was accounted for using the equity method of accounting.

                              BJ SERVICES COMPANY

     On April 1, 1993, the Company completed a transaction to acquire the assets, including existing service contracts, of Norsk Bronnservice A/S, a subsidiary of Odfjell Drilling & Consulting A/S, for $5.4 million. These operations provide cementing, gravel packing and completion fluids services to the Norwegian oil and gas industry.

     On July 30, 1993, the Company acquired the coiled tubing operations of Italog, S.p.A. for $2.0 million. Italog is based in Milan, Italy and provides coiled tubing and nitrogen pumping services in Italy and Nigeria, under the name of SIAT. The acquisition included the assets and existing contracts of SIAT.

     The 1993 and 1994 acquisitions have been accounted for as purchases and accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The excess of the consideration paid over the estimated fair value of net assets acquired has been recorded as goodwill and is being amortized over periods ranging from 5 to 40 years.

5. LONG-TERM DEBT AND BANK CREDIT FACILITIES

     Long-term debt at September 30, 1995 and 1994 consisted of the following:

                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Notes payable, banks...........................................  $275,000     $ 81,900
    9.2% notes due August 1998.....................................    18,000       24,000
    Other..........................................................     2,166
                                                                     --------     --------
                                                                      295,166      105,900
    Less current maturities of long-term debt......................    35,600       31,200
                                                                     --------     --------
    Long-term debt.................................................  $259,566     $ 74,700
                                                                     ========     ========

     On April 15, 1995, the Company canceled its existing credit facility and the outstanding borrowings were repaid with funds from a committed, unsecured credit facility ("Bank Credit Facility") executed to accommodate the acquisition of Western. The Bank Credit Facility consists of a five-year $175.0 million revolver and a six-year $225.0 million term loan, providing an aggregate of $400.0 million in available principal borrowings to the Company. The Company is charged various fees in connection with this Bank Credit Facility, including a commitment fee based on the average daily unused portion of the commitment. Borrowings outstanding under the Bank Credit Facility at September 30, 1995 amounted to $275.0 million, which is comprised of $225.0 million under the term loan and $50.0 million under the revolver. Interest is determined, at the Company's option, by reference to (i) the higher of the reference rate announced from time to time by the lender or the federal funds rate plus .5% per annum, or
(ii) the London Interbank Offered Rate ("LIBOR"). A spread over the LIBOR rate is charged at a percentage ranging from .45% to .875% depending on the Company's debt to capital ratio. The weighted average interest rate for such outstanding borrowings was 6.4% and 5.4% at September 30, 1995 and 1994, respectively.

     The Bank Credit Facility incorporates a swingline facility allowing the Company to borrow up to $20.0 million for up to seven days in minimum advances of $1.0 million. In addition, standby letters of credit are available in an amount not to exceed $20.0 million. No such borrowings were outstanding at September 30, 1995.

     At September 30, 1995, long-term debt was due in aggregate annual installments of $35,600,000, $37,200,000, $49,200,000, $48,400,000 and
$98,400,000 in the years ending September 30, 1996, 1997, 1998, 1999 and 2000, respectively, and an aggregate of $26,366,000 thereafter.

     Commitment fees under the Company's credit facilities were $207,206, $16,223 and $63,679 for 1995, 1994 and 1993, respectively.

                              BJ SERVICES COMPANY

     In addition to the committed facility, the Company had $50.0 million in various unsecured, discretionary lines of credit at September 30, 1995 which expire at various dates in 1996. There are no requirements for commitment fees or compensating balances in connection with these lines of credit. Interest on borrowings is based on prevailing market rates. At September 30, 1995, there was $2.0 million in outstanding borrowings under these lines of credit (none at September 30, 1994).

     In August 1991, the Company placed $30.0 million of unsecured notes (the "Notes") with private investors. The Notes bear interest at a fixed rate of 9.2% with principal payments due in five equal annual installments, the first of which was paid in August 1994. From October 1991 to May 1995, the Company entered into interest rate swap agreements which effectively converted the Notes from fixed rate debt with an interest rate of 9.2% to floating rate debt. The swap agreement was liquidated in May 1995 at a loss of $679,000. The agreements resulted in an average annual effective interest rate of 11.5% (excluding the loss) and 9.3% on the Notes for 1995 and 1994, respectively.

     At September 30, 1995, the Company had outstanding letters of credit and performance related bonds totaling $16.6 million and $14.8 million, respectively. The letters of credit are issued to guarantee various trade and insurance activities.

     The Company's debt agreements contain various customary covenants including maintenance of certain profitability and solvency ratios and restrictions on dividend payments, as defined in the Bank Credit Facility. At September 30, 1995, the Company's debt to capitalization ratio exceeded 35%. As a result, the Company is prohibited, under its Bank Credit Facility from making any dividend payments until such time as the ratio drops below 35%. The Company is also required to make mandatory prepayments from free cash flow (as defined in the Bank Credit Facility) subject to certain ratios as calculated at the end of each fiscal year. At September 30, 1995, an estimate of $4 million of such prepayments has been classified as current maturities of long-term debt.

6. FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments held by the Company:

     Cash and cash equivalents, trade receivables and trade payables: The carrying amount approximates fair value because of the short maturity of those instruments.

     Long-term debt: The fair value of the Company's Notes is based on the rates currently available to the Company for debt with similar terms and average maturities. Other long-term debt consists of borrowings under the Company's Bank Credit Facility. The carrying amount of such borrowings approximates fair value as the individual borrowings bear interest at current market rates.

     Interest Rate Swap Agreements: The fair value is based on the amount at which they could be settled, based on amounts obtained from the issuer.

     Disclosure of the fair value of financial instruments which differed from their carrying value as of September 30, 1995 and 1994 was as follows:

                                                            1995                   1994
                                                     -------------------    -------------------
                                                     CARRYING     FAIR      CARRYING     FAIR
                                                      AMOUNT      VALUE      AMOUNT      VALUE
                                                     --------    -------    --------    -------
    9.2% Notes.....................................  $ 18,000    $19,100    $ 24,000    $26,000
    Interest rate swap agreement (unrealized
      loss)........................................                                      (1,300)

     See Note 2 for disclosure of accounting for foreign exchange contracts.

                              BJ SERVICES COMPANY

7. INCOME TAXES

     The geographical sources of income (loss) before income taxes, minority interest and cumulative effect of accounting change for the three years ended September 30, 1995, were as follows:

                                                            1995         1994        1993
                                                          --------     --------     -------
                                                                   (IN THOUSANDS)
    United States.......................................  $(31,879)    $(12,793)    $(8,540)
    Foreign.............................................    40,637       25,701      25,378
                                                          --------     --------     -------
    Income before income taxes, minority interest and
      cumulative effect of accounting change............  $  8,758     $ 12,908     $16,838
                                                          ========     ========     =======

     The provision (benefit) for income taxes for the three years ended September 30, 1995 is summarized as follows:

                                                            1995         1994        1993
                                                          --------     --------     -------
                                                                   (IN THOUSANDS)
    Current:
      United States
      Foreign...........................................  $  7,759     $  6,965     $ 6,470
                                                          --------     --------     -------
              Total current.............................     7,759        6,965       6,470
    Deferred:
      United States.....................................    (8,336)      (2,831)     (4,414)
      Foreign...........................................      (525)      (2,128)       (463)
                                                          --------     --------     -------
              Total deferred............................    (8,861)      (4,959)     (4,877)
                                                          --------     --------     -------
    Income tax expense (benefit)........................  $ (1,102)    $  2,006     $ 1,593
                                                          ========     ========     =======

     The consolidated effective income tax rates (as a percent of income before income taxes, minority interest and cumulative effect of accounting change) for the three years ended September 30, 1995 varied from the United States statutory income tax rate for the reasons set forth below:

                                                                1995       1994       1993
                                                                -----      -----      -----
                                                                       (IN THOUSANDS)
    Statutory rate............................................   35.0%      35.0%      35.0%
    Foreign earnings at varying tax rates.....................  (79.8)     (17.4)     (11.9)
    Amortization of excess tax basis over book basis resulting
      from separation from former parent......................  (20.4)     (13.8)     (10.6)
    Changes in valuation reserve..............................             (14.5)      (3.7)
    Foreign income recognized domestically....................   37.2       25.6        4.3
    Goodwill amortization.....................................   10.3        1.3         .9
    Nondeductible expenses....................................    6.1        1.0         .7
    Other -- net..............................................   (1.0)      (1.6)      (5.2)
                                                                -----      -----      -----
    Effective income tax rate (benefit).......................  (12.6)%     15.6%       9.5%
                                                                =====      =====      =====

     The income tax provisions for 1994 and 1993 included $1,867,000 and $620,000 of deferred foreign tax benefits related to the recognition of foreign net loss carryforwards which were reserved for in the valuation account at September 30, 1993 and September 30, 1992, respectively.

                              BJ SERVICES COMPANY

     Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which the Company has operations. Generally, deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability for financial reporting. The estimated deferred tax effect of temporary differences and carryforwards at September 30, 1995 and 1994 was as follows:

                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Deferred assets:
      Expenses accrued for financial reporting, not yet deducted
         for tax...................................................  $ 45,469     $  7,956
      Net operating loss carryforwards.............................   181,400       44,621
      Valuation allowance..........................................   (54,420)     (11,164)
                                                                     --------     --------
    Total deferred tax asset.......................................   172,449       41,413
    Deferred liabilities:
      Differences in depreciable basis of property.................   (60,520)     (16,838)
      Income accrued for financial reporting, not yet reported for
         tax.......................................................    (6,166)      (6,684)
                                                                     --------     --------
    Total deferred tax liability...................................   (66,686)     (23,522)
                                                                     --------     --------
    Deferred tax asset -- net......................................  $105,763     $ 17,891
                                                                     ========     ========

     The net change in the deferred tax asset valuation allowance reflects purchase accounting adjustments made to properly state the anticipated future benefit of the combined net operating loss carryforwards of BJ Services and Western. The entire deferred tax asset valuation allowance, if realized, will be recorded as a reduction to goodwill.

     At September 30, 1995, the Company had approximately $512 million of U.S. tax net operating loss carryforwards expiring in varying amounts between 2000 and 2010. As a result of Western having experienced changes in control as defined in Internal Revenue Code Section 382 in prior years, and in the current year due to the merger with BJ Services, the usage of approximately $375 million of the tax net operating loss carryforwards is subject to an annual limitation. The potential impact that the annual limitation may have on the usage of tax net operating loss carryforwards has been reflected in the deferred tax asset valuation allowance.

     The Company also has foreign tax net operating loss carryovers of $6.7 million as of September 30, 1995. The foreign tax net operating loss carryforwards are not subject to an annual limitation and will carry forward indefinitely.

     The Company does not provide federal income taxes on the undistributed earnings of its foreign subsidiaries that the Company considers to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $147 million at September 30, 1995. If these earnings were to be remitted to the Company, any U.S. income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings.

                              BJ SERVICES COMPANY

8. GEOGRAPHIC INFORMATION

     The Company operates exclusively in one business segment -- the oilfield services industry. Summarized information concerning geographic areas in which the Company operated at September 30, 1995, 1994 and 1993 and for each of the years then ended is shown as follows:

                                   WESTERN HEMISPHERE
                               --------------------------        EASTERN HEMISPHERE
                                UNITED      LATIN AMERICA       --------------------
                                STATES       AND CANADA          EUROPE       OTHER       TOTAL
                               --------     -------------       --------     -------     --------
                                                         (IN THOUSANDS)
    1995:
      Revenue................  $345,922       $ 111,447         $104,840     $71,451     $633,660
      Operating income
         (loss)..............   (13,683)         22,095            4,942       6,935       20,289
      Identifiable assets....   627,545          88,655          201,838      71,645      989,683
    1994:
      Revenue................  $208,279       $  75,745         $ 95,181     $55,271     $434,476
      Operating income
         (loss)..............    (2,634)          9,590            4,560       7,169       18,685
      Identifiable assets....   127,561          72,558          156,594      53,353      410,066
    1993:
      Revenue................  $196,674       $  60,560         $ 83,553     $53,576     $394,363
      Operating income.......     1,694           2,477            6,217       9,350       19,738
      Identifiable assets....   117,543          54,950          150,612      46,426      369,531

     Export sales totaled $2,807,000, $1,392,000 and $1,861,000 for the years ended September 30, 1995, 1994 and 1993, respectively.

     Corporate general and administrative expense, research and engineering expense and certain other expenses related to worldwide manufacturing and other support functions benefit both domestic and international operations. An allocation of these expenses has been made to foreign areas based on total revenues. The expenses allocated totaled $8,357,000, $6,847,000 and $8,390,000 for the years ended September 30, 1995, 1994 and 1993, respectively.

9. EMPLOYEE BENEFIT PLANS

     The Company has a thrift plan whereby eligible employees elect to contribute from 2% to 12% of their base salaries to an employee benefit trust. Employee contributions are matched by the Company at the rate of $.50 per $1.00 up to 6% of the employee's base salary. In addition, the Company contributes between 2% and 5% of each employee's base salary depending on his age as of January 1 each year as a base contribution. Company matching contributions vest immediately while base contributions become fully vested after five years of employment. The Company's U.S. employees formerly employed by Western are covered under a thrift plan which is being merged into the Company's thrift plan effective December 31, 1995. During the period since the acquisition, the Company intends to match employee contributions at the same rate as the Company's existing thrift plan. The Company's contributions to these thrift plans amounted to $2,862,000, $2,551,000 and $2,324,000 in 1995, 1994 and 1993,
respectively.

     The Company's U.S. employees formerly employed by Western with at least one year of service are also covered under a defined benefit pension plan as a carryover from the Western acquisition. Pension benefits are based on years of service and average compensation for each employee's five consecutive highest paid years during the last ten years worked. Pension benefits are fully vested after five years of service.

     Management intends to freeze benefits under this plan effective December 31, 1995 and merge all employees under the thrift plan. Management has not yet made a decision on when to terminate the plan and therefore will fund the amounts necessary to meet minimum funding requirements under the Employees'

                              BJ SERVICES COMPANY

Retirement Income Security Act, as amended. Because management intends to freeze the plan effective December 31, 1995, the accrued pension liability as of the acquisition date and the net pension expense since the acquisition date have been reflected under that assumption. The funded status of this plan as of September 30, 1995 was as follows (in thousands):

        Vested benefit obligation........................................    $39,669
                                                                             =======
        Accumulated benefit obligation...................................    $40,701
        Plan assets at fair value........................................     34,394
                                                                             -------
        Benefit obligation in excess of plan assets......................      6,307
        Unrecognized gain................................................         71
                                                                             -------
                  Net pension liability..................................    $ 6,378
                                                                             =======

     Assumptions used in accounting for the Company's U.S. defined benefit plan are as follows:

        Weighted average discount rate......................................    7.3%
        Weighted average rate of increase in future compensation............    5.0%
        Weighted average expected long-term rate of return on assets........    9.0%

     Costs for the period from April 1, 1995 to September 30, 1995 for the Company's U.S. defined benefit plan were as follows (in thousands):

        Service cost for benefits earned.................................    $   586
        Interest cost on projected benefit obligation....................      1,382
        Actual return on plan assets.....................................     (3,267)
        Net amortization and deferral....................................      1,916
                                                                             -------
                  Net pension cost.......................................    $   617
                                                                             =======

     In addition, the Company sponsors defined benefit plans for foreign operations which cover substantially all employees in the United Kingdom and Venezuela. Due to differences in foreign pension laws and economics, the defined benefit plans are at least partially unfunded. The funded status of these plans at September 30, 1995 and 1994 was as follows (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Actuarial present value of:
      Vested benefit obligation......................................  $ 5,357     $ 4,789
                                                                       =======     =======
      Accumulated benefit obligation.................................  $ 6,474     $ 5,292
                                                                       =======     =======
    Projected benefit obligation.....................................  $ 9,846     $ 7,155
    Plan assets at fair value........................................   (6,718)     (5,531)
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets............    3,128       1,624
    Unrecognized gain (loss).........................................   (1,093)        248
    Unrecognized transition asset, net of amortization...............      155         166
    Unrecognized prior service cost..................................     (253)       (281)
                                                                       -------     -------
    Net pension liability............................................  $ 1,937     $ 1,757
                                                                       =======     =======

                              BJ SERVICES COMPANY

     Assumptions used in accounting for the Company's international defined benefit pension plans are as follows:

        Weighted average discount rate.......................................  6-9%
        Weighted average rate of increase in future compensation.............  5-7%
        Weighted average expected long-term rate of return on assets.........    9%

     Combined costs for the Company's international defined benefit plans for the two years ended September 30, 1995 were as follows (in thousands):

                                                                          1995      1994
                                                                         ------     -----
    Net periodic foreign pension cost:
      Service cost for benefits earned.................................  $1,090     $ 830
      Interest cost on projected benefit obligation....................     660       497
      Actual return on plan assets.....................................    (617)      (45)
      Net amortization and deferral....................................     158      (391)
                                                                         ------     -----
    Net pension cost...................................................  $1,291     $ 891
                                                                         ======     =====

     The Company also sponsors a plan whereby certain health care and life insurance benefits are provided for retired employees (primarily U.S.) and their eligible dependents if the employee meets specified age and service requirements. These plans are unfunded and the Company retains the right, subject to existing agreements, to modify or eliminate these plans.

     Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). In accordance with the requirements of SFAS 106, the Company changed its accounting for postretirement benefits from a cash basis to an accrual basis over an employee's period of service. On October 1, 1993, the Company elected to immediately recognize the cumulative effect of the change in accounting principle of $16.0 million ($10.4 million after tax, or $.67 per share).

     Effective January 1, 1994, the Company amended its postretirement medical benefit plan to provide credits based on years of service which could be used to purchase coverage under the active employee plans. This change effectively caps the Company's health care inflation rate at a 4% increase per year. The reduction of approximately $5.7 million in the accumulated postretirement benefit obligation due to this amendment is being amortized over the average period of future service to the date of full eligibility for such postretirement benefits of the active employees. Postretirement medical benefit costs were $946,000, $639,000 and $590,000 in 1995, 1994 and 1993, respectively.

     Net periodic postretirement benefit costs for the two years ended September 30, 1995 included the following components (in thousands):

                                                                          1995      1994
                                                                         ------     -----
    Service cost -- benefits attributed to service during the period...  $  807     $ 512
    Interest cost on accumulated postretirement benefit obligation.....   1,033       798
    Amortization of prior service costs................................    (894)     (671)
                                                                         ------     -----
    Net periodic postretirement benefit cost...........................  $  946     $ 639
                                                                         ======     =====

                              BJ SERVICES COMPANY

     The actuarial and recorded liabilities for these postretirement benefits were as follows at September 30, 1995 and 1994 (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $ 7,680     $ 5,312
      Fully eligible active plan participants........................    3,525       1,569
      Other active plan participants.................................    8,988       3,881
                                                                       -------     -------
                                                                        20,193      10,762
    Unrecognized cumulative net gain.................................      776
    Unrecognized prior service cost..................................    4,177       5,072
                                                                       -------     -------
    Accrued postretirement benefit liability.........................  $25,146     $15,834
                                                                       =======     =======

     The accumulated postretirement benefit obligation was determined using a discount rate of 7% and a health care cost trend rate of 13%, decreasing ratably to 5.2% in the year 2020 and thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would not have a material impact on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost because these benefits are effectively "capped" by the Company's 1994 plan amendment.

10. COMMITMENTS AND CONTINGENCIES

     The Company through performance of its service operations is sometimes named as a defendant in litigation, usually relating to claims for bodily injuries or property damage (including claims for well or reservoir damage). The Company maintains insurance coverage against such claims to the extent deemed prudent by management. The Company believes that there are no existing claims of a potentially material adverse nature for which it has not already provided appropriate accruals.

     Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. Rather than incur additional costs to restore and upgrade tanks as required by regulations, management has opted to remove the existing tanks. The Company is in the process of removing these tanks and has identified certain tanks with leaks which will require remedial cleanups. In addition, the Company is conducting a number of environmental investigations and remedial actions at current and former company locations and, along with other companies, has been named a potentially responsible party at 10 waste disposal sites. The Company has established an accrual of $13,986,000 for such environmental matters, which management believes to be its best estimate of the Company's portion of future costs to be incurred. The Company also maintains insurance for environmental liabilities which the Company believes is reasonable based on its knowledge of its industry.

     Lease commitments: At September 30, 1995, the Company had long-term operating leases covering certain facilities and equipment with varying expiration dates. Minimum annual rental commitments for the years ended September 30, 1996, 1997, 1998, 1999 and 2000 are $16,198,000, $12,132,000,
$10,023,000, $6,866,000 and $5,674,000, respectively, and $35,732,000 in the aggregate thereafter.

                              BJ SERVICES COMPANY

11. SUPPLEMENTAL FINANCIAL INFORMATION

     Supplemental financial information for the three years ended September 30, 1995 is as follows:

                                                             1995        1994        1993
                                                           --------     -------     -------
                                                                    (IN THOUSANDS)
    Consolidated Statement of Operations:
      Research and development expense...................  $  6,801     $ 6,421     $ 6,500
      Rent expense.......................................    16,759      15,580      11,020
      Net foreign exchange gain (loss)...................     1,537        (762)        228
    Consolidated Statement of Cash Flows:
      Income taxes paid..................................  $  5,980     $ 6,233     $ 7,168
      Interest paid......................................    12,798      10,330       5,112
      Details of acquisitions:
         Fair value of assets acquired...................  $447,622     $ 1,808     $ 4,483
         Liabilities assumed.............................   111,731         501
         Goodwill........................................   175,540         693       2,917
         Cash paid for acquisitions, net of cash
           acquired......................................   203,313       2,000       7,400
      Noncash financing activity:
         Common Stock and warrants issued................  $263,551
         Performance shares issued.......................     3,792

     The Company's common stock ("Common Stock"), warrants and performance shares were issued in connection with the Western Acquisition as described in Notes 4 and 12.

     Other income -- net for the three years ended September 30, 1995 is summarized as follows:

                                                             1995        1994        1993
                                                           --------     -------     -------
                                                                    (IN THOUSANDS)
    Gain (loss) on sales of assets -- net................  $    830     $   346     $   (62)
    Gain on Argentine bonds..............................                   400         800
    Royalty income.......................................     1,385
    Dividend income......................................       430
    Other -- net.........................................        89         131       1,276
                                                           --------     -------     -------
    Other income -- net..................................  $  2,734     $   877     $ 2,014
                                                           ========     =======     =======

12. EMPLOYEE STOCK PLANS

  Stock Option Plans:

     The Company's 1990 Stock Incentive Plan and 1995 Incentive Plan (the "Plans") provide for the granting of options for the purchase of the Common Stock and other performance-based awards to officers, key employees and nonemployee directors of the Company. Such options vest over a three-year period and are exercisable for periods ranging from one to ten years. An aggregate of 3,000,000 shares of Common Stock have been reserved for grants, of which 1,324,386 were available at September 30, 1995.

                              BJ SERVICES COMPANY

     Stock option activity under the Company's Plans is summarized below:

                            NUMBER OF SHARES                           1995     1994   1993
    -----------------------------------------------------------------  ----     ----   ----
                                                                          (IN THOUSANDS)
    Stock options outstanding, beginning of year.....................    767    621    451
    Changes during the year:
      Granted (per share):
         1995, $16.89 to $21.62......................................    697
         1994, $19.63 to $22.75......................................           188
         1993, $16.28................................................                  195
      Exercised/surrendered (per share):
         1995, $16.28 to $21.62......................................    (29)
         1994, $13.63 to $23.25......................................           (42)
         1993, $19.38 to $23.25......................................                  (25)
                                                                       -----    ---    ---
    Stock options outstanding, end of year (per share: $12.00 to
      $23.25)........................................................  1,435    767    621
                                                                       =====    ===    ===
    Stock options exercisable, end of year (per share: $12.00 to
      $23.25)........................................................    630    417    250
                                                                       =====    ===    ===

     Pursuant to the terms of the 1990 Stock Incentive Plan, during 1993 and 1994 the Company also issued a total of 220,316 Performance Units ("Units") to officers of the Company. Each Unit represented the right to receive from the Company at the end of a stipulated period an unrestricted share of Common Stock, contingent upon achievement of certain financial performance goals over the stipulated period. Should the Company have failed to achieve the specific financial goals as set by the Executive Compensation Committee of the Board of Directors, the Units would have been canceled and the related shares reverted to the Company for reissuance under the plan. The aggregate fair market value of the underlying shares granted under this plan was considered unearned compensation at the time of grant and was adjusted annually based on the current market price for the Company's Common Stock. Compensation expense was determined based on management's current estimate of the likelihood of meeting the specific financial goals and charged ratably over the stipulated period. In connection with the acquisition of Western, which triggered certain change of control provisions in the Company's 1990 Stock Incentive Plan, a total of 168,547 Units were converted into Common Stock and issued to officers, with the remaining 51,769 Units canceled. The difference between the amount accrued as of the acquisition date and the value of the shares issued has been reflected as an unusual charge in the accompanying financial statements (see Note 3). As of September 30, 1995, there were no Units outstanding.

  Stock Purchase Plan:

     The Company's 1990 Employee Stock Purchase Plan (the "Purchase Plan") is a plan under which all employees may purchase shares of the Company's Common Stock at 85% of market value on the first or last business day of the twelve-month plan period beginning each October, whichever is lower. Such purchases are limited to 10% of the employee's regular pay. A maximum aggregate of 750,000 shares has been reserved under the Purchase Plan, 576,826 of which were available for future purchase at September 30, 1995. In October 1995, 55,440 shares were purchased at $16.68 per share.

13. STOCKHOLDERS' EQUITY

  Stockholder Rights Plan:

     The Company has a Stockholder Rights Plan designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under this plan, each outstanding share of the Company's Common Stock includes one

                              BJ SERVICES COMPANY
preferred share purchase right ("Right") which becomes exercisable under certain circumstances, including when beneficial ownership of the Company's Common Stock by any person, or group, equals or exceeds 20% of the Company's outstanding Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series Two Junior Participating Preferred Stock, at a price of $75, subject to adjustment under certain circumstances. Upon the occurrence of certain events specified in the Stockholder Rights Plan, each holder of a Right (other than an Acquiring Person) will have the right, upon exercise of such Right, to receive that number of shares of common stock of the Company (or the surviving corporation) that, at the time of such transaction, would have a market price of two times the purchase price of the Right. No shares of Series Two Junior Participating Preferred Stock have been issued by the Company at September 30, 1995.

     In January 1994, the former Stockholder Rights Plan was triggered and the Company redeemed all of the preferred share purchase rights issued under its Stockholder Rights agreement to acquire Series One Junior Participating Preferred Stock. The Rights were redeemed at a price of $.01 per Right, a total cost to the Company of $155,000.

  Stock Purchase Warrants:

     In connection with the acquisition of Western (see Note 4), the Company issued 4,800,037 stock purchase warrants ("Warrants"). The Warrants were issued on April 14, 1995 at an initial value of $5.00 per Warrant. Each Warrant represents the right to purchase one share of the Company's common stock at an exercise price of $30, until the expiration date of April 13, 2000. As of September 30, 1995, no Warrants had been exercised.

                              BJ SERVICES COMPANY

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                           FISCAL
                                      FIRST      SECOND     THIRD        FOURTH             YEAR
                                     QUARTER    QUARTER    QUARTER      QUARTER            TOTAL
                                     --------   --------   --------     --------          --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal Year 1995:
Revenue............................  $119,415   $106,668   $199,542     $208,035          $633,660
Gross profit(a)....................    17,753     13,788     28,782       35,179            95,502
Net income (loss)..................     4,744      1,378     (5,848)(b)    9,615(c)(d)       9,889
Net income (loss) per share........       .30        .09       (.22)(b)      .34(c)(d)         .46
Fiscal Year 1994:
Revenue............................  $104,757   $ 98,451   $106,318     $124,950          $434,476
Gross profit(a)....................    15,071     10,325     13,327       18,138            56,861
Income before cumulative effect of
  accounting change................     3,572        445      2,067        4,686(e)         10,770
Cumulative effect of change in
  accounting principle, net of tax
  benefit of $5,600,000............   (10,400)                                             (10,400)
Net income (loss)..................    (6,828)       445      2,067        4,686(e)            370
Net income (loss) per share:
  Before cumulative effect of
     accounting change.............       .23        .03        .13          .30(e)            .69
  Cumulative effect of change in
     accounting principle, net of
     tax...........................      (.67)                                                (.67)
Net income (loss) per share........      (.44)       .03        .13          .30(e)            .02

- ---------------

(a) Represents revenue less cost of sales and services and research and engineering expenses.

(b) Includes $16.0 million ($10.4 million after tax or $.40 per share) unusual charge resulting from the acquisition of Western. See Note 3.

(c) Includes $1.2 million ($.8 million after tax or $.03 per share) unusual charge resulting from the acquisition of Western. See Note 3.

(d) Includes $1.5 million ($.05 per share) of nonrecurring tax benefits.

(e) Includes $1.3 million ($.08 per share) of nonrecurring tax benefits.

                              BJ SERVICES COMPANY

           CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

                                                   THREE MONTHS ENDED         SIX MONTHS ENDED
                                                        MARCH 31,                 MARCH 31,
                                                  ---------------------     ---------------------
                                                    1996         1995         1996         1995
                                                  --------     --------     --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue.........................................  $200,794     $106,668     $407,295     $226,083
Operating expenses:
  Cost of sales and services....................   167,163       90,665      334,249      190,264
  Research and engineering......................     3,858        2,215        7,602        4,278
  Marketing.....................................     9,600        4,004       17,883        7,948
  General and administrative....................     8,233        6,349       16,722       12,453
  Goodwill amortization.........................     1,329          289        2,671          578
                                                  --------     --------     --------     --------
          Total operating expenses..............   190,183      103,522      379,127      215,521
                                                  --------     --------     --------     --------
Operating income................................    10,611        3,146       28,168       10,562
Interest expense................................    (5,557)      (2,311)     (11,095)      (4,618)
Interest income.................................       247          197          326          334
Other income - net..............................       739          682        1,339        1,518
                                                  --------     --------     --------     --------
Income before income taxes......................     6,040        1,714       18,738        7,796
Income taxes....................................     1,617          336        5,170        1,674
                                                  --------     --------     --------     --------
Net income......................................  $  4,423     $  1,378     $ 13,568     $  6,122
                                                  ========     ========     ========     ========
Net income per share:
  Primary.......................................  $    .15     $    .09     $    .48     $    .38
  Fully diluted.................................  $    .15     $    .09     $    .46     $    .38
Average shares outstanding:
  Primary.......................................    28,664       15,959       28,560       15,963
  Fully diluted.................................    29,281       16,087       29,241       16,087

       See Notes to Unaudited Consolidated Condensed Financial Statements

                              BJ SERVICES COMPANY

             CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

                                                                      MARCH 31,     SEPTEMBER 30,
                                                                        1996            1995
                                                                     ----------     -------------
                                                                     (UNAUDITED)
                                                                            (IN THOUSANDS)
                                             ASSETS
Current assets:
  Cash and cash equivalents........................................  $    3,091       $   1,842
  Receivables -- net...............................................     168,574         168,771
  Inventories:
     Finished goods................................................      57,074          50,665
     Work in process...............................................       2,815           2,394
     Raw materials.................................................      11,104          13,792
                                                                     ----------       ---------
          Total inventories........................................      70,993          66,851
  Deferred income taxes............................................      10,348           9,370
  Other current assets.............................................      13,255          10,101
                                                                     ----------       ---------
     Total current assets..........................................     266,261         256,935
Property -- net....................................................     414,080         416,810
Deferred income taxes..............................................     109,564         107,889
Goodwill and other assets..........................................     206,061         208,049
                                                                     ----------       ---------
                                                                     $  995,966       $ 989,683
                                                                     ==========       =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................  $   87,671       $  85,675
  Short-term borrowings and current portion of long-term debt......      20,275          37,600
  Accrued employee compensation and benefits.......................      20,447          24,885
  Income and other taxes...........................................      12,199          11,375
  Accrued insurance................................................       9,804          12,867
  Other accrued liabilities........................................      26,264          31,869
                                                                     ----------       ---------
          Total current liabilities................................     176,660         204,271
Long-term debt.....................................................     282,021         259,566
Deferred income taxes..............................................       9,633          11,496
Accrued postretirement benefits and other..........................      42,494          47,555
Stockholders' equity...............................................     485,158         466,795
                                                                     ----------       ---------
                                                                     $  995,966       $ 989,683
                                                                     ==========       =========

       See Notes to Unaudited Consolidated Condensed Financial Statements

                              BJ SERVICES COMPANY

           CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)


                                                                           SIX MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................................................  $ 13,568     $  6,122
Adjustments to reconcile net income to cash provided by operating activities:
  Amortization of unearned compensation................................       546          660
  Depreciation and amortization........................................    29,305       13,612
  Deferred income taxes (benefit)......................................       593       (2,264)
  Net gain on disposal of property.....................................        (2)        (692)
Changes in:
  Receivables..........................................................     3,141        5,701
  Inventories..........................................................    (2,111)      (4,134)
  Accounts payable.....................................................     1,139       (5,696)
  Other current assets and liabilities.................................   (17,889)       2,351
  Other, net...........................................................    (9,708)       1,427
                                                                         --------     --------
Net cash provided from operating activities............................    18,582       17,087
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.....................................................   (21,795)     (15,003)
Proceeds from disposal of assets.......................................       735        3,806
Acquisition of business, net of cash acquired..........................    (3,700)
                                                                         --------     --------
Net cash used for investing activities.................................   (24,760)     (11,197)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (reduction of) borrowings -- net.........................     3,421       (4,159)
Proceeds from issuance of stock........................................     4,006          749
                                                                         --------     --------
Net cash provided from (used for) financing activities.................     7,427       (3,410)
Increase in cash and cash equivalents..................................     1,249        2,480
Cash and cash equivalents at beginning of period.......................     1,842        3,218
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $  3,091     $  5,698
                                                                         ========     ========


       See Notes to Unaudited Consolidated Condensed Financial Statements

                              BJ SERVICES COMPANY

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. GENERAL

     In the opinion of management, the unaudited consolidated condensed financial statements for BJ Services Company (the "Company") include all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial position as of March 31, 1996, and the results of operations and cash flows for each of the six-month periods ended March 31, 1996 and 1995. The consolidated condensed statement of financial position at September 30, 1995 is derived from the September 30, 1995 audited consolidated financial statements. Although management believes the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and the cash flows for the six-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.


     Certain amounts for fiscal 1995 have been reclassified in the accompanying consolidated condensed financial statements to conform to the current period presentation.


2. EARNINGS PER SHARE

     Primary earnings per share are based on the weighted average number of shares outstanding during each period and the assumed exercise of dilutive stock options and warrants less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock for each of the periods presented.

     Fully diluted earnings per share are based on the weighted average number of shares outstanding during each period and the assumed exercise of dilutive stock options and warrants less the number of treasury shares assumed to be purchased from the proceeds using the closing market price of the Company's common stock for each of the periods presented.

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                           MARCH 31,               MARCH 31,
                                                      -------------------     -------------------
                                                       1996        1995        1996        1995
                                                      -------     -------     -------     -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income..........................................  $ 4,423     $ 1,378     $13,568     $ 6,122
                                                      =======     =======     =======     =======
Average primary common and common equivalent shares
  outstanding:
  Common stock......................................   28,095      15,717      28,055      15,717
  Common stock equivalents from assumed exercise of
     stock options..................................      569         242         505         246
                                                      -------     -------     -------     -------
                                                       28,664      15,959      28,560      15,963
                                                      =======     =======     =======     =======
Primary earnings per share..........................  $   .15     $   .09     $   .48     $   .38
                                                      =======     =======     =======     =======
Average fully diluted common and common equivalent
  shares outstanding:
  Common stock......................................   28,095      15,717      28,055      15,717
  Common stock equivalents from assumed exercise of
     stock options..................................      685         370         685         370
  Common stock equivalents from assumed exercise of
     warrants.......................................      501                     501
                                                      -------     -------     -------     -------
                                                       29,281      16,087      29,241      16,087
                                                      =======     =======     =======     =======
Fully diluted earnings per share....................  $   .15     $   .09     $   .46     $   .38
                                                      =======     =======     =======     =======

                              BJ SERVICES COMPANY

                   NOTES TO UNAUDITED CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

3. ACQUISITION OF BUSINESS

     Effective December 1, 1995, the Company acquired the remaining 60% ownership of its previously unconsolidated joint venture in Brazil, for total consideration of $5.4 million consisting of $3.7 million in cash and $1.7 million in debt assumed by the Company. This acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The consolidated statement of operations includes operating results of the subsidiary acquired since the date of acquisition. This acquisition is not material to the Company's financial statements and therefore pro forma information is not presented.

4. LONG-TERM DEBT

     On February 20, 1996, BJ Services Company ("Parent") issued $125.0 million of 7% Notes due 2006 ("Notes") as to which its direct wholly owned subsidiaries, BJ Services Company, U.S.A., BJ Service International, Inc., and BJ Services Company Middle East (collectively "Guarantor Subsidiaries" and individually "Guarantor") have fully and unconditionally guaranteed, on a joint and several basis, its obligation to pay principal and interest with respect to the Notes. Each of the guarantees is an unsecured obligation of the Guarantor and ranks pari passu with the guarantees provided by and the obligations of such Guarantor Subsidiaries under the Bank Credit Facility and the obligations of such Guarantor Subsidiaries under the Company's 9.2% Notes due August 1, 1998 and with all existing and future unsecured indebtedness of such Guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

     The net proceeds from the issuance of the 7% Notes ($123.3 million) were used by the Company to repay indebtedness outstanding under the term loan portion of the Bank Credit Facility. In connection therewith, the Bank Credit Facility was amended to provide for a new maturity schedule for the remaining $96.0 million term loan. At March 31, 1996, principal reductions of the term loan are due in aggregate installments of $5,600,000, $18,800,000, $23,800,000, $23,800,000 and $24,000,000 in the years ended September 30, 1997, 1998, 1999,
2000 and 2001, respectively.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders
Nowsco Well Service Ltd.

     We have audited the consolidated balance sheets of Nowsco Well Service Ltd. as at December 31, 1995, 1994 and 1993 and the consolidated statements of operations, retained earnings and changes in cash position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1995, 1994 and 1993 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.

KPMG PEAT MARWICK THORNE

Chartered Accountants
Calgary, Alberta
February 8, 1996

      THE FINANCIAL STATEMENTS OF NOWSCO WELL SERVICE LTD. PRESENTED ON
        PAGES F-28 THROUGH F-45 HAVE BEEN PREPARED IN ACCORDANCE WITH
             ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

                            NOWSCO WELL SERVICE LTD.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (THOUSANDS OF CANADIAN DOLLARS)
CURRENT ASSETS:
  Cash and short-term deposits.............................  $ 14,807     $  2,016     $ 30,007
  Short-term investments...................................    11,784        4,997       53,534
  Accounts receivable......................................    92,104      100,856       80,463
  Inventories..............................................    21,717       26,880       17,963
  Prepaid expenses.........................................     4,107        5,544        4,460
                                                             --------     --------     --------
          Total current assets.............................   144,519      140,293      186,427
INVESTMENT.................................................        --           --        3,300
DUE FROM AFFILIATE.........................................     6,275        4,804        2,597
PROPERTY, PLANT AND EQUIPMENT (NOTE E).....................   191,645      194,718      131,565
GOODWILL (NOTE F)..........................................    15,951       18,322       21,714
                                                             --------     --------     --------
          TOTAL............................................  $358,390     $358,137     $345,603
                                                             ========     ========     ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities.................  $ 67,034     $ 74,017     $ 53,237
  Income taxes payable.....................................     2,454        2,319        1,066
  Current maturities of long-term debt.....................        --        2,739       34,757
                                                             --------     --------     --------
          Total current liabilities........................    69,488       79,075       89,060
LONG-TERM DEBT (NOTE G)....................................        --           --        2,757
DEFERRED INCOME TAXES......................................     2,358        2,445        3,121
SHAREHOLDERS' EQUITY:
  Share Capital (Note H)...................................   131,955      131,603      131,240
  Retained Earnings........................................   158,154      149,241      127,444
  Equity Translation Adjustment (Note I)...................    (3,565)      (4,227)      (8,019)
                                                             --------     --------     --------
          TOTAL............................................   286,544      276,617      250,665
                                                             --------     --------     --------
                                                             $358,390     $358,137     $345,603
                                                             ========     ========     ========


                See notes to consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                               (THOUSANDS OF CANADIAN DOLLARS
                                                                  EXCEPT PER SHARE AMOUNTS)
REVENUE:
  Operations...............................................  $480,128     $405,577     $291,513
OPERATING COSTS AND EXPENSES:
  Material and operating...................................   395,570      326,126      222,942
  General and administrative...............................    22,435       20,188       18,240
  Depreciation and amortization............................    40,403       31,135       23,798
  Restructuring charge (Note M)............................     5,194           --           --
                                                             --------     --------     --------
          Total operating costs and expenses...............   463,602      377,449      264,980
                                                             --------     --------     --------
OPERATING INCOME BEFORE UNDERNOTED.........................    16,526       28,128       26,533
  Interest and other income................................     2,908        4,470        7,713
  Interest expense.........................................      (819)      (1,633)      (5,280)
                                                             --------     --------     --------
INCOME BEFORE INCOME TAXES.................................    18,615       30,965       28,966
Income taxes (Note N)......................................     2,435        1,683        2,530
                                                             --------     --------     --------
NET INCOME FOR THE YEAR....................................  $ 16,180     $ 29,282     $ 26,436
                                                             ========     ========     ========
Net income per share.......................................  $   0.78     $   1.41     $   1.38
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (THOUSANDS OF CANADIAN DOLLARS)
Retained earnings at beginning of year.....................  $149,241     $127,444     $106,382
Net income for the year....................................    16,180       29,282       26,436
Dividends..................................................    (7,267)      (7,485)      (5,374)
                                                             --------     --------     --------
RETAINED EARNINGS AT END OF YEAR...........................  $158,154     $149,241     $127,444
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

              CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (THOUSANDS OF CANADIAN DOLLARS)
OPERATING ACTIVITIES:
  Net income before discontinued operations................  $ 16,180     $ 29,282     $ 26,436
  Add (deduct) items not affecting cash:
     Depreciation and amortization.........................    40,403       31,135       23,798
     Writedown of assets included in restructuring
       charge..............................................     2,613           --           --
     Deferred income taxes (recovery)(Note N)..............       (75)      (1,077)         646
                                                             --------     --------     --------
FUNDS FROM CONTINUING OPERATIONS...........................    59,121       59,340       50,880
  Decrease (increase) in non-cash working capital from
     continuing operations (Note P)........................    17,472      (16,627)      (2,615)
                                                             --------     --------     --------
CASH FLOW FROM CONTINUING OPERATIONS.......................    76,593       42,713       48,265
Cash flow from discontinued operations.....................        --           --        2,900
                                                             --------     --------     --------
CASH FLOW FROM OPERATIONS..................................    76,593       42,713       51,165
                                                             --------     --------     --------
INVESTING ACTIVITIES:
  Purchase of property, plant and equipment................   (45,543)     (56,256)     (18,565)
  Proceeds from disposals of property, plant and
     equipment.............................................     4,293        2,129        2,866
  Advances to affiliate....................................    (1,471)      (2,207)        (136)
  Acquisition of businesses (Note J).......................        --      (43,205)     (29,075)
  Cash acquired upon acquisition of businesses (Note J)....        --        9,574           --
  Debt associated with acquisitions........................        --           --        4,108
  Decrease in investment...................................        --        3,300          415
  Decrease (increase) in non-cash working capital related
     to property, plant and equipment (Note P).............    (4,339)       7,238        1,945
                                                             --------     --------     --------
Cash (out) flow from investing activities..................   (47,060)     (79,427)     (38,442)
                                                             --------     --------     --------
FINANCING ACTIVITIES:
  Proceeds from issuance of common shares (Note H).........       352        1,213       71,961
  Reduction in long-term debt..............................    (2,739)     (34,709)     (13,312)
  Dividends paid...........................................    (7,267)      (7,485)      (5,374)
                                                             --------     --------     --------
Cash (out) flow from financing activities..................    (9,654)     (40,981)      53,275
                                                             --------     --------     --------
INCREASE (DECREASE) IN NET CASH POSITION...................    19,879      (77,695)      65,998
Effect of exchange rate changes on cash position...........      (301)       1,167          177
Net cash position, at beginning of year....................     7,013       83,541       17,366
                                                             --------     --------     --------
Net cash position, at end of year..........................  $ 26,591     $  7,013     $ 83,541
                                                             ========     ========     ========

Net cash position comprises cash, short-term deposits and short-term investments.

                See notes to consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1994 AND 1993

    UNLESS STATED OTHERWISE, ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared on the historical cost basis in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States, except as disclosed in Note Q.

     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Nowsco Well Service Ltd. (the "Company") and its subsidiaries. The Company uses the proportionate consolidation method of accounting for investments in which it exercises joint control, and the cost method of accounting for other long-term investments. When there has been a loss in value of an investment that is other than temporary, the investment is written down to recognize such loss.

     TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND BALANCES: The Company's foreign operations' financial statements are translated from the foreign entity currency to Canadian dollars as follows:

     Self-Sustaining Foreign Operations: All assets and liabilities are translated at the rates prevailing at the balance sheet date. Revenues and expenses are translated at the weighted average rates throughout the year. Adjustments arising from translation are accumulated in the equity translation adjustment account, a separate component of shareholders' equity.

     Integrated Foreign Operations: Monetary items are translated at the rates prevailing at the balance sheet date and non-monetary items are translated at historic rates. Revenues and expenses are translated at weighted average rates throughout the year (other than depreciation which is translated at the same rates as the related fixed assets). Translation gains and losses are included in income.

     Exchange gains and losses resulting from both the translation of unhedged foreign currency monetary items and reductions in the Company's net investment in self-sustaining foreign operations are included in income.

     SHORT-TERM INVESTMENTS: Short-term investments consisting of commercial paper are carried at the lower of cost or market value. At December 31, 1995, 1994 and 1993, cost approximated market value.

     INVENTORIES: Inventories are carried at the lower of cost, determined under the first-in, first-out or average cost method, and net realizable value.

     REVENUE RECOGNITION: The Company recognizes revenue for services and products at the time they are provided, except for long-term contracts which are recognized on the percentage of completion method.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. The net cost of assets retired or otherwise disposed of and the related accumulated allowance for depreciation are eliminated from the accounts in the year of disposal and the resulting gain or loss is included in income at that time.

     The provision for depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted average estimated useful life is 33 years for buildings, 5 years for leasehold improvements, 8 years for equipment, and 6 years for furniture and fixtures.

     GOODWILL: Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, currently 6 - 40 years. The net book value of goodwill would be written down if the value were permanently impaired. The Company assesses impairment by determining whether the unamortized goodwill balance can be recovered through undiscounted future operating cashflows of the acquired operation over its remaining life.

                            NOWSCO WELL SERVICE LTD.

     RESEARCH AND DEVELOPMENT: Research costs are expensed in the year in which they are incurred. Development costs related to a specific product or process that is proven to be technically and economically feasible would be capitalized and amortized over the economic life of the product or process.

     NET INCOME PER COMMON SHARE: Net income per common share is based on the weighted average number of shares outstanding during the year. Fully diluted net income per share is not presented because the dilutive effect of common shares under option, if such options were exercised, would not be material.

NOTE B -- CHANGE IN ACCOUNTING POLICY

     INVESTMENT IN JOINT VENTURES: Effective January 1, 1995, in response to a recommendation of the Canadian Institute of Chartered Accountants, the Company changed its method of accounting for its 49% investment in a jointly owned Argentine company from the equity method to proportionate consolidation. The financial statements of prior periods have been restated. There is no effect on net income as a result of this change.

NOTE C -- FINANCIAL INSTRUMENTS

     During the year ended December 31, 1995, the Company has used financial instruments as part of its investment strategy. Specifically, the Company has engaged in "cross currency" swaps involving the conversion of Canadian dollars into US dollars and investing the foreign currency in US dollar interest bearing deposit accounts. A forward contract was purchased to convert the US dollar to Canadian dollars on a predetermined date. The Company believes there is no risk associated with this vehicle since exchange rates and interest rates are fixed on the date of the initial conversion. The US dollar interest bearing deposit accounts were maintained with chartered banks in Canada. The maximum funds invested at any time in 1995 was $13.8 million. At December 31, 1995, no such investment vehicle was in use.

NOTE D -- INVESTMENT IN JOINT VENTURE

     The Company owns a 49 percent interest in an Argentine well servicing joint venture, a 40 percent interest in a Malaysian joint venture and a 65 percent interest in an Indonesian joint operation. These joint ventures and operations provide products and services similar to those offered by the Company.

     These investments are not material to the Company's financial statements.

NOTE E -- PROPERTY, PLANT & EQUIPMENT

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                          (THOUSANDS OF CANADIAN DOLLARS)
    Property, plant and equipment:
         Land..........................................  $  4,922     $  5,811     $  5,741
         Buildings and improvements....................    34,807       24,453       22,516
         Equipment.....................................   362,090      353,168      265,604
         Furniture and fixtures........................     2,518        2,670        2,495
                                                         --------     --------     --------
              Total property, plant and equipment......   404,337      386,102      296,356
                                                         --------     --------     --------
    Accumulated depreciation:
         Buildings and improvements....................    10,334       10,180        9,382
         Equipment.....................................   200,541      179,379      153,587
         Furniture and fixtures........................     1,817        1,825        1,822
                                                         --------     --------     --------
              Total accumulated depreciation...........   212,692      191,384      164,791
                                                         --------     --------     --------
                                                         $191,645     $194,718     $131,565
                                                         ========     ========     ========

                            NOWSCO WELL SERVICE LTD.

NOTE F -- GOODWILL

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                          (THOUSANDS OF CANADIAN DOLLARS)
    Goodwill...........................................  $ 33,208     $ 32,866     $ 33,556
    Accumulated amortization...........................   (17,257)     (14,544)     (11,842)
                                                         --------     --------     --------
                                                         $ 15,951     $ 18,322     $ 21,714
                                                         ========     ========     ========

NOTE G -- LONG-TERM DEBT


                                                           1995         1994         1993
                                                         --------     --------     --------
                                                          (THOUSANDS OF CANADIAN DOLLARS)
    Notes payable(1)...................................  $     --     $  2,153     $  4,351
    Capital lease obligations(2).......................        --          586        1,372
    Notes payable(3)...................................        --           --       31,791
                                                         --------     --------     --------
                                                               --        2,739       37,514
    Less current maturities............................        --        2,739       34,757
                                                         --------     --------     --------
    Long-term debt.....................................  $     --     $     --     $  2,757
                                                         ========     ========     ========


- ---------------

(1) As part of the purchase price of an acquisition the Company issued non-interest bearing notes denominated in US dollars and secured by the property and equipment acquired. Repaid in full in 1995.

(2) Payable in Canadian and US dollars with fixed interest rates ranging from 4.9% to 8.0% per annum. Repaid in full in 1995.

(3) Denominated in Australian dollars and repaid in full in April 1994. By way of a foreign exchange swap and forward contracts, the loan was effectively repayable in Canadian dollars and was amortized over five years at an effective interest rate of 13.4%. Secured by a demand debenture and a general assignment of accounts receivable and shares of certain of the Company's subsidiaries.

Interest on long-term debt in 1995 was $13,000 (1994 -- $1,383,000;
1993 -- $5,003,000).

                            NOWSCO WELL SERVICE LTD.

NOTE H -- SHARE CAPITAL

1. AUTHORIZED -- an unlimited number of common shares without nominal or par value.

2. ISSUED AND OUTSTANDING -- details of changes in issued share capital, for the three year period ended December 31, 1995 are:

                                                          NUMBER OF SHARES          AMOUNT
                                                          ----------------     -----------------
                                                                                 (THOUSANDS OF
                                                                               CANADIAN DOLLARS)
    Balance, December 31, 1992..........................     16,418,266            $  59,279
    Issued upon exercise of employee stock options......        350,800                3,522
    Issued upon exercise of special warrants............      4,000,000               68,950
    Cancellation of acquired shares.....................        (61,836)                (511)
                                                             ----------             --------
    Balance, December 31, 1993..........................     20,707,230              131,240
    Issued upon exercise of employee stock options......        117,940                1,213
    Cancellation of acquired shares.....................        (55,624)                (850)
                                                             ----------             --------
    Balance, December 31, 1994..........................     20,769,546              131,603
    Issued upon exercise of employee stock options......         37,000                  352
                                                             ----------             --------
    BALANCE, DECEMBER 31, 1995..........................     20,806,546            $ 131,955
                                                             ==========             ========

3.  STOCK RELATED INCENTIVE PLANS

     At December 31, 1995 the Company maintained an Incentive Stock Option Plan.

     Under the terms of the Incentive Stock Option Plan, options may be granted at the discretion of the Board of Directors to full time officers and employees of the Company. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options are not assignable, are vested as to 20% of the shares covered thereby for each full year of employment over a five year period commencing on the date of grant, and expire after the 10th anniversary of the date of grant. All options granted under the plan become immediately vested upon a change in control, defined as the acquisition by any purchaser of 20% or more of the common shares of the Company.

     As at December 31, 1995, the Company also maintained a Stock Appreciation Rights Plan which mirrors the terms of the Incentive Stock Option Plan, except that upon exercise of a right the holder receives, as cash remuneration, the positive difference between the base value of the right and the closing price of the Company's shares on the exercise date. The plan was available to officers and employees of the Company who reside in the United States. During 1995, the Company has taken steps to eliminate this plan by converting Stock Appreciation Rights to Stock Options. A total of 216,800 Stock Appreciation Rights were converted during the period. As at December 31, 1995, 15,200 Stock Appreciation Rights remain outstanding.

                            NOWSCO WELL SERVICE LTD.

     The purchase price of common shares under options outstanding as at December 31, 1995 ranged from $9.00 to $23.50. The base value of stock appreciation rights outstanding as at December 31, 1995 ranged from $9.00 to $10.125. The Company has reserved 327,640 shares (1994 -- 555,200;
1993 -- 739,500) for possible future allocations under the Incentive Stock Option Plan. The maximum number of shares available for allocation under the stock option plan is 2,070,000.

                                     COMMON SHARES UNDER OPTION             STOCK APPRECIATION RIGHTS
                                -------------------------------------   ---------------------------------
                                  1995          1994          1993        1995         1994        1993
                                ---------   -------------   ---------   --------   ------------   -------
Outstanding, beginning of
  year........................  1,320,860     1,254,500       830,200    269,000      131,000      49,600
Granted.......................    589,300       209,100       826,500         --      146,000     110,500
Cancelled.....................   (167,800)      (24,800)      (51,400)  (253,200)      (3,000)     (1,000)
Exercised.....................    (37,000)     (117,940)     (350,800)      (600)      (5,000)    (28,100)
                                ---------     ---------     ---------   --------      -------     -------
Outstanding, end of year......  1,705,360     1,320,860     1,254,500     15,200      269,000     131,000
                                =========     =========     =========   ========      =======     =======

4.  SHAREHOLDER PROTECTION RIGHTS PLAN

     Under the Company's Shareholders Protection Rights Agreement, one right has been issued in respect of each outstanding common share. The rights are not exercisable and will not trade separately from the common shares at any time prior to a person or group acquiring, or announcing an intention to acquire 19.9% or more of the Company's common shares. If this event occurs, the rights may be exercised by all holders to purchase a determined number of common shares of the Company at a 50% discount to the then prevailing market price. The Rights Plan was ratified by shareholders in 1995 and will expire January 4, 2000.

NOTE I -- EQUITY TRANSLATION ADJUSTMENT

     The following is an analysis of the equity translation adjustment component of shareholders' equity:

                                                             1995        1994        1993
                                                            -------     -------     -------
                                                            (THOUSANDS OF CANADIAN DOLLARS)
    Balance, beginning of year............................  $(4,227)    $(8,019)    $(9,705)
    Translation of self-sustaining foreign operations.....      662       5,310       2,145
    Partial repatriation of capital from self-sustaining
      foreign operations..................................       --      (1,518)       (459)
                                                            -------     -------     -------
    Balance, end of year..................................  $(3,565)    $(4,227)    $(8,019)
                                                            =======     =======     =======

NOTE J -- ACQUISITIONS

     In 1994 and 1993, the Company expanded its operations in the US through the acquisition of four businesses. On September 28, 1994, the Company acquired, through a tender offer, the shares of Service Fracturing Company, a public company with onshore stimulation services comparable to those offered by the Company. On December 1, 1994 the Company acquired the shares of Pipeline Dehydrators Inc., a private company providing pipeline services.

     On June 1, 1993, the Company acquired the shares of Nitrogen Pumping and Coiled Tubing, Inc., a private company specializing in offshore coiled tubing applications in the Louisiana Gulf Coast region. On November 1, 1993 the Company acquired the assets and ongoing business of Acid Engineering, Inc. and the shares of Acid Engineering of Louisiana, Inc., private companies with onshore stimulation services similar to those offered by the Company.

     The acquisitions have been recorded using the purchase method with results from operations included in these financial statements from the dates of acquisition.

                            NOWSCO WELL SERVICE LTD.

     The net assets acquired have been recorded as follows:

                                                                        1994        1993
                                                                       -------     -------
                                                                          (THOUSANDS OF
                                                                        CANADIAN DOLLARS)
    Combined net assets acquired, at assigned values:
      Cash...........................................................  $ 9,574     $    --
      Non-cash current assets........................................    9,272      12,183
      Property, plant and equipment..................................   29,076      19,130
                                                                       -------     -------
              Total combined net assets..............................   47,922      31,313
                                                                       -------     -------
    Less:
      Current liabilities............................................    4,717       5,453
      Long-term debt.................................................       --         559
                                                                       -------     -------
                                                                         4,717       6,012
                                                                       -------     -------
      Net assets acquired............................................   43,205      25,301
      Goodwill.......................................................       --       3,774
                                                                       -------     -------
                                                                       $43,205     $29,075
                                                                       =======     =======
    Combined Consideration:
      Cash...........................................................  $43,205     $24,967
      Issuance of note payable.......................................       --       4,108
                                                                       -------     -------
                                                                       $43,205     $29,075
                                                                       =======     =======

NOTE K -- CONTINGENCIES AND COMMITMENTS

     The Company has been named a defendant in various legal actions arising in the normal course of business. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Company.

     Canadian Federal taxation authorities have indicated their intention to issue Notices of Reassessment with respect to certain deductions claimed by the Company in connection with interest rate swaps and forward exchange contracts entered into in conjunction with the issuance of Australian denominated notes in 1989. The Company has received an opinion from special legal counsel that it should be entitled to the deductions claimed in its tax returns. Management of the Company is of the opinion that the Company's tax returns, as filed, are substantially correct. Accordingly, no provision has been made in the Company's accounts. If the Company had computed its income tax provisions for the years 1989 to 1995 on the basis of the position advanced by the tax authorities and, after giving effect to the resulting reduction in tax loss carryforwards available in 1995, net income in 1995 would have been reduced by a deferred tax charge of $6.3 million. In addition, future available scientific research and development deductions would be reduced to zero, and investment and scientific research and development tax credits would be reduced from $9.6 million to $8.0 million.

     The Company has letters of credit outstanding totalling $15,600,000 (1994 -- $16,543,000; 1993 -- $7,828,000) relating to performance under contracts.

NOTE L -- PENSION PLANS

     The Company has defined benefit or defined contribution pension plans covering most of its employees. Benefits for defined benefit plans are based on years of service and employees' compensation levels. The Company is obligated to fund defined benefit plans based on requirements as determined by independent actuaries.

                            NOWSCO WELL SERVICE LTD.

     DEFINED BENEFIT PLANS: At December 31, 1995, the actuarial present value of projected benefit obligations for services rendered is $47,292,000
(1994 -- $46,511,000; 1993 -- $42,113,000). The average market value of pension assets is $48,072,000 at December 31, 1995 (1994 -- $45,922,000;
1993 -- $43,990,000).

     Pension plan assets are stated at average market value using a five-year moving average and include marketable equity and corporate and government debt securities.

NOTE M -- RESTRUCTURING CHARGE

     During 1995, the Company recorded a charge against income of $5,194,000 related to a restructuring of its United States well service operations. Costs were incurred of $980,000 related to employee severance, relocation and base closure expenses. A further $1,278,000 was recorded as a result of the writedown of goodwill and intangibles and $2,936,000 for the writedown of inventory and equipment.

NOTE N -- INCOME TAXES

                                                             1995        1994        1993
                                                            -------     -------     -------
                                                            (THOUSANDS OF CANADIAN DOLLARS)
    Income (loss) before income taxes and discontinued
      operations:
      Canada..............................................  $11,798     $18,817     $14,796
      Foreign.............................................    6,817      12,148      14,170
                                                            -------     -------     -------
                                                            $18,615     $30,965     $28,966
                                                            =======     =======     =======
    Income taxes (recovery):
    Current:
      Canada..............................................  $   281     $    81     $   387
      Foreign.............................................    2,229       2,679       1,497
                                                            -------     -------     -------
                                                            $ 2,510     $ 2,760     $ 1,884
                                                            =======     =======     =======
    Deferred:
      Canada..............................................  $    --     $    --     $    --
      Foreign.............................................      (75)     (1,077)        646
                                                            -------     -------     -------
                                                            $   (75)    $(1,077)    $   646
                                                            =======     =======     =======
    Total:
      Canada..............................................  $   281     $    81     $   387
      Foreign.............................................    2,154       1,602       2,143
                                                            -------     -------     -------
                                                            $ 2,435     $ 1,683     $ 2,530
                                                            =======     =======     =======

     The provision for deferred income taxes results from timing differences in the recognition of revenues and expenses for income tax and financial statement purposes. The tax effects of these differences are as follows:

                                                             1995        1994        1993
                                                             -----      -------      -----
                                                            (THOUSANDS OF CANADIAN DOLLARS)

    Depreciation...........................................  $(799)     $(1,628)     $(252)
    Interest and Other.....................................    724          551        898
                                                             ------     -------      -----
    Provision for deferred income taxes (recovery).........  $ (75)     $(1,077)     $ 646
                                                             =====      =======      =====

                            NOWSCO WELL SERVICE LTD.

     The Company's consolidated income tax provision is based upon the tax rates and allowances applicable to each of the various tax jurisdictions under which the Company operates. As a result, the consolidated tax position differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated income before income taxes and discontinued operations for the following reasons:

                                                             1995        1994        1993
                                                            -------     -------     -------
                                                            (THOUSANDS OF CANADIAN DOLLARS)
    Expected combined Canadian federal and provincial
      tax.................................................  $ 8,247     $13,651     $12,783
    Differences in foreign statutory tax rates............   (4,462)     (2,332)     (5,046)
    Manufacturing and processing deduction................     (169)     (1,925)       (456)
    Net impact of current and prior year losses...........   (1,783)     (7,831)     (5,957)
    Capital and other indirect taxes......................      760         459       1,370
    Other differences.....................................     (158)       (339)       (164)
                                                            -------     -------     -------
    Consolidated income tax provision.....................  $ 2,435     $ 1,683     $ 2,530
                                                            =======     =======     =======

     As at December 31, 1995, the Company and its subsidiaries have unrecorded income tax benefits resulting from income tax losses and scientific research and development expenditures of $88.1 million (Canada -- $30.0 million;
Foreign -- $58.1 million).

     Canadian amounts represent scientific research and development deductions which have an unlimited carryforward period. Foreign amounts are comprised mainly of losses which expire in varying amounts between 1998 and 2010. Recognition has been given in the financial statements to $28.0 million of these amounts (Canada -- $15.4 million; Foreign -- $12.6 million).

     In addition, the Company has investment and scientific research and development tax credits in Canada of $9.6 million which are available to reduce future federal income taxes payable. The tax credits expire in varying amounts between 1999 and 2005.

     Please refer also to Note K -- Contingencies and Commitments.

NOTE O -- GEOGRAPHIC INFORMATION

     The Company has identified one industry segment which provides skilled people, specialized technology, products and equipment to the oil and gas industry and to the pipeline, mining and industrial sectors throughout the world.

     The Company has identified Canada, United States and International as geographic segments. International includes operations in the United Kingdom, Europe, Africa, Middle East, Asia Pacific, Russia and Argentina.

                            NOWSCO WELL SERVICE LTD.

     The revenue, operating income (loss), funds from operations and identifiable assets by geographic region are as follows:

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                         (THOUSANDS OF CANADIAN DOLLARS)
    REVENUE:
      Canada...........................................  $151,349     $160,703     $125,057
      United States....................................   141,660      112,241       45,826
      International....................................   187,119      132,633      120,630
                                                         --------     --------     --------
                                                         $480,128     $405,577     $291,513
                                                         ========     ========     ========
    OPERATING INCOME (LOSS):
      Canada...........................................  $ 13,701     $ 26,246     $ 16,748
      United States....................................   (10,065)(1)     (206)       1,107
      International....................................    12,890        2,088        8,678
                                                         --------     --------     --------
                                                         $ 16,526     $ 28,128     $ 26,533
                                                         ========     ========     ========
    FUNDS FROM OPERATIONS BEFORE ALLOCATION OF INDIRECT
      COSTS(2):
      Canada...........................................  $ 28,131     $ 38,731     $ 30,002
      United States....................................    12,000       13,247        6,193
      International....................................    31,680       20,453       25,624
                                                         --------     --------     --------
                                                         $ 71,811     $ 72,431     $ 61,819
                                                         ========     ========     ========
    IDENTIFIABLE ASSETS:
      Canada...........................................  $ 99,743     $114,327     $ 76,832
      United States....................................    99,360      113,965       64,251
      International....................................   132,696      122,832      117,191
                                                         --------     --------     --------
                                                         $331,799     $351,124     $258,274
                                                         ========     ========     ========
    Cash and equivalents...............................    26,591        7,013       87,329
                                                         --------     --------     --------
                                                         $358,390     $358,137     $345,603
                                                         ========     ========     ========

- ---------------

(1) Includes restructuring charge of $5.2 million.

(2) Funds from operations exclude non-cash items, interest, other income and indirect corporate and research and development expenditures.

                            NOWSCO WELL SERVICE LTD.

NOTE P -- NON-CASH WORKING CAPITAL

     The decrease (increase) in non-cash working capital comprises the following:

                                                           1995         1994         1993
                                                          -------     --------     --------
                                                           (THOUSANDS OF CANADIAN DOLLARS)
    Accounts receivable.................................  $ 8,752     $(11,112)    $(12,482)
    Inventories.........................................    5,163       (8,917)       1,243
    Prepaid expenses....................................    1,437       (1,084)      (1,538)
    Accounts payable and accrued liabilities............   (2,509)      10,282       10,563
    Effects of exchange rate changes....................    4,629       (5,796)        (401)
                                                          -------     --------     --------
    Decrease (increase) in non-cash working capital ....   17,472      (16,627)      (2,615)
    Decrease (increase) in non-cash working capital
      related to property, plant and equipment..........   (4,339)       7,238        1,945
                                                          -------     --------     --------
                                                          $13,133     $ (9,389)    $   (670)
                                                          =======     ========     ========

NOTE Q -- UNITED STATES ACCOUNTING PRINCIPLES

     The consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (GAAP), conform with those generally accepted in the United States, except:

     EQUITY TRANSLATION ADJUSTMENT: During 1994, the Company released $1,518,000 (1993 -- $459,000) of the equity translation adjustment balance into interest and other income on partial repatriation of capital from foreign operations. Under United States GAAP, adjustments to the equity translation account are made only where there is a disposition of ownership to a third party.

     RECOGNITION OF DEFERRED TAX ASSETS: Under United States GAAP, deferred tax assets and liabilities are recognized and measured based on the likelihood of realization of a tax benefit in future years from the utilization of operating loss and tax credit carryforwards and temporary differences. Applying these provisions to the Company's loss and tax credit carryforwards and temporary differences would result in recognition of a deferred tax asset and an increase in retained earnings of $3,000,000.

     RETAINED EARNINGS: If the consolidated financial statements were prepared in accordance with United States GAAP, retained earnings would be as follows:

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                          (THOUSANDS OF CANADIAN DOLLARS)
    Retained earnings per Canadian GAAP................  $158,154     $149,241     $127,444
    Add (deduct):
      Equity translation adjustment....................    (2,956)      (2,956)      (1,438)
      Deferred taxes...................................     3,000           --           --
                                                         --------     --------     --------
    Retained earnings per United States GAAP...........  $158,198     $146,285     $126,006
                                                         ========     ========     ========

                            NOWSCO WELL SERVICE LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
            (THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE INFORMATION)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
Revenue
  Operations........................................................  $  126,552     $  120,287
Operating costs and expenses
  Material and operating............................................     101,139         99,285
  General and administrative........................................       5,325          5,711
  Depreciation and amortization.....................................       9,884          9,783
                                                                      ----------     ----------
                                                                         116,348        114,779
                                                                      ----------     ----------
Operating income before undernoted..................................      10,204          5,508
  Interest and other income.........................................         718            159
  Interest expense..................................................         (30)          (127)
                                                                      ----------     ----------
Income before income taxes..........................................      10,892          5,540
  Income taxes......................................................         786            888
                                                                      ----------     ----------
Net income..........................................................  $   10,106     $    4,652
                                                                      ==========     ==========
Number of shares outstanding at end of period.......................  20,828,796     20,770,146
                                                                      ==========     ==========
Net income per share                                                  $     0.49     $     0.22
                                                                      ==========     ==========

           See notes to condensed consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                        (THOUSANDS OF CANADIAN DOLLARS)

                                                               MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                 1996          1995         1995
                                                               ---------   ------------   ---------
                                              ASSETS
Current assets
  Cash and equivalents.......................................  $  29,708     $ 26,591     $      --
  Accounts receivable and other..............................    104,012       96,211       119,894
  Inventories................................................     24,659       21,717        25,571
                                                               ---------     --------     ---------
                                                                 158,379      144,519       145,465
Due from affiliate...........................................      6,193        6,275            --
Property, plant and equipment -- net.........................    187,952      191,645       205,398
Goodwill -- net..............................................     15,767       15,951        17,735
                                                               ---------     --------     ---------
                                                               $ 368,291     $358,390     $ 368,598
                                                               =========     ========     =========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Bank indebtedness..........................................  $      --     $     --     $   3,542
  Accounts payable and other.................................     72,485       69,488        76,833
  Current maturities of long-term debt.......................         --           --         2,656
                                                               ---------     --------     ---------
                                                                  72,485       69,488        83,031
Deferred income taxes........................................      2,383        2,358         2,491
Shareholders' equity
  Share capital..............................................    132,181      131,955       131,609
  Retained earnings..........................................    168,260      158,154       153,893
  Equity translation adjustment..............................     (7,018)      (3,565)       (2,426)
                                                               ---------     --------     ---------
                                                                 293,423      286,544       283,076
                                                               ---------     --------     ---------
                                                               $ 368,291     $358,390     $ 368,598
                                                               =========     ========     =========

           See notes to condensed consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

         CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION
                                  (UNAUDITED)
                        (THOUSANDS OF CANADIAN DOLLARS)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
Operating activities:
  Net income from operations...........................................  $ 10,106     $  4,652
  Add item not affecting cash:
     Depreciation and amortization.....................................     9,884        9,783
                                                                         --------     --------
Funds from operations..................................................    19,990       14,435
  (Increase) in non-cash working capital...............................   (10,983)     (11,234)
                                                                         --------     --------
Cash flow from operations..............................................     9,007        3,201
Investing activities:
  Purchase of property, plant and equipment -- net.....................    (6,137)     (13,913)
  Due from affiliate...................................................        82           --
                                                                         --------     --------
Cash (out) flow resulting from investing activities....................    (6,055)     (13,913)
                                                                         --------     --------
Financing activities:
  Proceeds from issuance of common shares..............................       226            6
  Reduction in long-term debt..........................................        --          (86)
                                                                         --------     --------
  Cash (out) flow resulting from financing activities..................       226          (80)
                                                                         --------     --------
Increase (decrease) in net cash position...............................     3,178      (10,792)
Effect of exchange rate changes on cash position.......................       (61)         237
Net cash position at beginning of year.................................    26,591        7,013
                                                                         --------     --------
Net cash position* at end of period....................................  $ 29,708     $ (3,542)
                                                                         ========     ========

- ---------------

* Net cash position comprises cash, short term deposits, and short term investments less bank indebtedness.

           See notes to condensed consolidated financial statements.

                            NOWSCO WELL SERVICE LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The condensed consolidated financial statements, expressed in Canadian dollars, are unaudited, but in the opinion of the Company, all normal recurring adjustments considered necessary for a fair presentation of the consolidated results of the operations for the interim period have been made.

     Net income per common share was computed by dividing net income by the weighted average number of shares outstanding during the period.

     Certain comparative information has been reclassified to conform with current period's presentation.

              FINANCIAL INFORMATION REGARDING GEOGRAPHIC SEGMENTS
                                  (UNAUDITED)
                        (THOUSANDS OF CANADIAN DOLLARS)

THREE MONTHS ENDED MARCH 31:

                                                               OPERATING INCOME       FUNDS FROM
                                               REVENUE              (LOSS)           OPERATIONS(1)
                                         -------------------   -----------------   -----------------
                                           1996       1995      1996      1995      1996      1995
                                         --------   --------   -------   -------   -------   -------
Canada.................................  $ 52,152   $ 50,206   $ 8,636   $ 7,401   $12,965   $10,976
United States..........................    34,161     33,546      (371)     (542)    4,005     4,023
International..........................    40,239     36,535     1,939    (1,351)    6,357     3,154
                                         --------   --------   -------   -------   -------   -------
          Total........................  $126,552   $120,287   $10,204   $ 5,508   $23,327   $18,153
                                         ========   ========   =======   =======   =======   =======

- ---------------

(1) Funds from operations exclude indirect corporate costs and research and development expenditures.

                  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The following pro forma financial statements are based on the historical financial information of BJ Services, Nowsco and Western giving effect to the Nowsco Acquisition and the Western Acquisition under the purchase method of accounting, the issuance of 8.5 million shares of Common Stock in the Offering made hereby, the application of the net proceeds therefrom and the other adjustments described in the accompanying Notes to Pro Forma Financial Statements. For purposes of the pro forma financial statements, Nowsco's statement of operations has been translated from Canadian dollars into U.S. dollars using the average exchange rates prevailing during the respective periods, and Nowsco's statement of financial position has been translated using the exchange rate as of March 31, 1996. The exchange rates used to translate Nowsco's financial information from Canadian dollars to U.S. dollars are as follows:

    March 31, 1996............................................................  U.S.$.74
    Six months ended March 31, 1996...........................................       .73
    Twelve months ended September 30, 1995....................................       .72


     The pro forma financial statements are derived from the historical consolidated financial statements of BJ Services, Nowsco and Western for the indicated periods which, in the case of the statements of operations of Nowsco, differ from the period used for presentation of Nowsco's financial statements. The historical financial information with respect to Nowsco has been taken from or based upon Nowsco's annual report on Form 20-F for the fiscal year ended December 31, 1995, and its quarterly reports to shareholders for the fiscal quarters ended December 31, 1994, September 30, 1995 and March 31, 1996. In the case of Nowsco, the statement of operations for the twelve months ended September 30, 1995 was derived by combining the last three months of its fiscal year ended December 31, 1994 with the first nine months of its fiscal 1995 and the statement of operations for the six months ended March 31, 1996 was derived by combining the last three months of its fiscal year ended December 31, 1995 with the first three months of its fiscal year ended December 31, 1996. The pro forma statement of financial position was prepared as if the Nowsco Acquisition had occurred on March 31, 1996. The pro forma statements of operations were prepared as if the Nowsco Acquisition had occurred as of October 1, 1994 and do not include any estimate for loss of revenue from overlapping locations, any consolidation savings or the effect of any modifications in operations that might have occurred had BJ Services owned and operated the businesses during the periods presented except as described in the Notes to the Pro Forma Financial Statements. In the case of Western, pro forma adjustments were made to the pro forma statement of operations for the twelve months ended September 30, 1995 to reflect the pro forma results of the Western Acquisition during the first six months of fiscal 1995 assuming the Western Acquisition occurred on October 1, 1994. The adjustments were derived from Western's historical financial statements and from pro forma financial information filed in conjunction with the Western Acquisition on Form 8-K/A dated May 23, 1996. Actual results of Western's operations were included with BJ Services' results beginning April 1, 1995.


     The pro forma financial statements should be read in conjunction with the Notes to Pro Forma Financial Statements and with the Consolidated Financial Statements of BJ Services and Nowsco and the related notes thereto included elsewhere in this Prospectus. The pro forma financial statements have been prepared based upon assumptions deemed appropriate by management of BJ Services. This information is prepared for informational purposes only and is not necessarily indicative of the actual results that would have been achieved had the Nowsco Acquisition and related financing occurred on these dates, or of future results. Actual results of Nowsco's operations will be included with BJ Services' results only from the date on which the Nowsco Acquisition is consummated.

             PRO FORMA STATEMENT OF FINANCIAL POSITION (UNAUDITED)
                                 MARCH 31, 1996

                                                        HISTORICAL                  PRO FORMA
                                                  ----------------------   ---------------------------
                                                  BJ SERVICES    NOWSCO    ADJUSTMENTS       COMBINED
                                                  -----------   --------   -----------      ----------
                                                                     (IN THOUSANDS)
                                                ASSETS
Current assets:
  Cash and cash equivalents.....................   $   3,091    $ 21,984    $ (17,804)(2)   $
                                                                               (4,180)(3)        3,091
  Receivables -- net............................     168,574      76,969                       245,543
  Inventories...................................      70,993      18,248                        89,241
  Deferred income taxes and other...............      23,603                                    23,603
                                                   ---------    --------    ---------       ----------
          Total current assets..................     266,261     117,201      (21,984)         361,478
Property -- net.................................     414,080     139,084                       553,164
Deferred income taxes...........................     109,564                   10,000(1)       119,564
Goodwill and other assets.......................     206,061      16,250      396,984(1)       619,295
                                                   ---------    --------    ---------       ----------
                                                   $ 995,966    $272,535    $ 385,000       $1,653,501
                                                   =========    ========    =========       ==========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................   $  87,671    $ 53,639    $               $  141,310
  Short-term borrowings and current portion of
     long-term debt.............................      20,275                                    20,275
  Accrued liabilities...........................      68,714                   25,000(1)
                                                                                5,000(9)        98,714
                                                   ---------    --------    ---------       ----------
          Total current liabilities.............     176,660      53,639       30,000          260,299
Long-term debt..................................     282,021                  298,548(3)       580,569
Other long-term liabilities.....................      52,127       1,763                        53,890
Stockholders' equity............................     485,158     217,133      (17,804)(2)
                                                                             (199,329)(1)
                                                                              278,585(3)
                                                                               (5,000)(9)      758,743
                                                   ---------    --------    ---------       ----------
                                                   $ 995,966    $272,535    $ 385,000       $1,653,501
                                                   =========    ========    =========       ==========

                  See Notes to Pro Forma Financial Statements

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                        SIX MONTHS ENDED MARCH 31, 1996

                                                         HISTORICAL                 PRO FORMA
                                                   ----------------------   -------------------------
                                                                              NOWSCO
                                                   BJ SERVICES    NOWSCO    ADJUSTMENTS      COMBINED
                                                   -----------   --------   -----------      --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue..........................................   $ 407,295    $182,183    $               $589,478
Operating Expenses:
  Cost of sales and services.....................     359,734     164,731                     524,465
  General and administrative.....................      16,722       7,998                      24,720
  Goodwill amortization..........................       2,671                    4,962(4)       7,633
  Unusual charge.................................                   3,349                       3,349
                                                    ----------   --------   -----------      --------
       Total operating expenses..................     379,127     176,078        4,962        560,167
                                                    ----------   --------   -----------      --------
Operating income.................................      28,168       6,105       (4,962)        29,311
Interest expense.................................     (11,095)        (60)      (9,600)(5)    (20,755)
Interest and other income........................       1,665         853                       2,518
                                                    ----------   --------   -----------      --------
Income before income taxes.......................      18,738       6,898      (14,562)        11,074
Income tax expense...............................       5,170         341       (1,287)(6)      4,224
                                                    ----------   --------   -----------      --------
Net income.......................................   $  13,568    $  6,557    $ (13,275)      $  6,850
                                                    =========    ========    =========       ========
Weighted average shares outstanding..............      28,560                    8,500(3)      37,060
                                                    =========                =========       ========
Net income per share.............................   $     .48                                $    .18
                                                    =========                                ========

                  See Notes to Pro Forma Financial Statements

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     TWELVE MONTHS ENDED SEPTEMBER 30, 1995

                                                                               PRO FORMA
                                            HISTORICAL         ------------------------------------------
                                      ----------------------     WESTERN         NOWSCO
                                      BJ SERVICES    NOWSCO    ADJUSTMENTS     ADJUSTMENTS      COMBINED
                                      -----------   --------   -----------     -----------     ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue.............................   $ 633,660    $339,269    $ 173,922(7)    $              $1,146,851
Operating Expenses:
  Cost of sales and services........     564,587     306,849      169,097(7)                    1,040,533
  General and administrative........      28,318      16,133        5,033(7)                       49,484
  Goodwill amortization.............       3,266                    2,157(7)        9,925(4)       15,348
  Unusual charge....................      17,200         481      (17,200)(8)                         481
                                       ---------    --------     --------        --------      ----------
       Total operating expenses.....     613,371     323,463      159,087           9,925       1,105,846
                                       ---------    --------     --------        --------      ----------
Operating income....................      20,289      15,806       14,835          (9,925)         41,005
Interest expense....................     (15,164)       (640)      (8,499)(7)     (20,500)(5)     (44,803)
Interest and other income...........       3,662       3,089          362(7)                        7,113
                                       ---------    --------     --------        --------      ----------
Income before income taxes..........       8,787      18,255        6,698         (30,425)          3,315
Income tax expense (benefit)........      (1,102)      2,007        3,099(6)       (2,793)(6)       1,211
                                       ---------    --------     --------        --------      ----------
Net income..........................   $   9,889    $ 16,248        3,599       $ (27,632)     $    2,104
                                       =========    ========     ========        ========      ==========
Weighted average shares
  outstanding.......................      21,376                    6,550(7)        8,500(3)       36,426
                                       =========                 ========        ========      ==========
Net income per share................   $     .46                                               $      .06
                                       =========                                               ==========

                  See Notes to Pro Forma Financial Statements

              NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) The pro forma financial statements reflect the purchase of 100% of the outstanding shares of Nowsco common stock at a price of Cdn $35.00, or $25.55 per share. In accordance with purchase accounting, the assets and liabilities of Nowsco will be recorded on BJ Services' books at estimated fair market value with the remaining purchase price reflected as goodwill. Valuation and other studies which will be used to determine the fair market value of Nowsco's assets and liabilities are not yet available. Accordingly, for purposes of these pro forma financial statements, the allocation of the purchase price has been made based on the historical book value of Nowsco. Such allocation of the purchase price is, therefore, preliminary and the final allocation may be substantially different.

     The following reflects management's estimates of the necessary adjustments to Nowsco's historical statement of financial position:


        BJ Services Consideration Paid:
          Cash to Nowsco stockholders.....................................  $574,313
          Transaction costs...............................................     7,000
                                                                            --------
          Total consideration.............................................   581,313
        Less: Nowsco's stockholders' equity...............................   199,329(a)
                                                                            --------
          Net adjustment..................................................  $381,984
                                                                            ========
        Allocation of Adjustment:
          Deferred tax asset..............................................  $ 10,000
          Accrual for severance, facility closings and other nonrecurring
             costs associated with the acquisition........................   (25,000)
          Goodwill........................................................   396,984
                                                                            --------
                                                                            $381,984
                                                                            ========


- ---------------


     (a) Reflects material cash transactions of $(17,804) directly related and prior to the Nowsco Acquisition. See Note 2.


(2) Reflects material cash transactions directly related and prior to the Nowsco Acquisition as follows:

        Exercise of stock options.........................................  $ 17,996
        Payment of Great Lakes termination and breakup fees...............   (22,300)
        Payment of Nowsco advisory fees...................................   (13,500)
                                                                            --------
                                                                            $(17,804)
                                                                            ========

(3) Assumes approximately one-half of the acquisition price is financed through the issuance of 8,500,000 shares of Common Stock at a net price of $33.00 per share, and after using the available cash from Nowsco, the Company uses the New Bank Credit Facility to retire its borrowings under its previously existing bank credit facility and to finance the remaining portion of the cash consideration.

     The financing of the total consideration is summarized as follows:

        Cash from New Bank Credit Facility................................  $298,548
        Cash and short-term investments...................................     4,180
        Net proceeds from the Offering....................................   278,585
                                                                            --------
                                                                            $581,313
                                                                            ========

(4)  Reflects amortization of the increase to goodwill over a 40-year period.

(5) Reflects interest expense on the borrowings to finance the Nowsco Acquisition at an average assumed rate of 6.8% for the fiscal year and 6.3% for the six-month period. The effect of each .125% change in the assumed rate would change interest expense by $726 per annum.

(6) Adjustment to reflect a 35% assumed tax rate for the acquired operations and the tax effect of the pro forma adjustments, with the exception of goodwill amortization.

(7) Adjustments to reflect the pro forma results of the Western Acquisition for the first six months of the fiscal year, assuming that the Western Acquisition occurred on October 1, 1994.

(8) Adjustments to eliminate the following nonrecurring charges incurred by BJ Services following and directly related to the Western Acquisition:

        Facility closings..................................................  $ 5,596
        Change in control costs............................................    5,381
        Legal and other....................................................    4,047
        Severance costs....................................................    2,176
                                                                             -------
                  Total....................................................  $17,200
                                                                             =======

(9) The pro forma statement of operations has not been adjusted for the following nonrecurring charges which are estimated and are expected to be incurred by BJ Services within the 12-month period following the Nowsco Acquisition.

        Writeoff of unamortized bank fees..................................   $2,000
        Legal, accounting and other........................................    3,000
                                                                              ------
                                                                              $5,000
                                                                              ======

     These items have been reflected in the pro forma statement of financial position as an addition to accrued liabilities and a reduction to stockholders' equity.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Recent Developments...................    8
Capitalization........................   10
Price Range of Common Stock and
  Warrants and Dividend Policy........   12
Use of Proceeds.......................   13
Exchange Rates........................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   21
Management............................   34
Description of Capital Stock..........   36
Underwriting..........................   38
Legal Matters.........................   39
Experts...............................   39
Incorporation of Certain Documents by
  Reference...........................   39
Index to Consolidated Financial
  Statements..........................  F-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                8,500,000 SHARES

                          [BJ SERVICES COMPANY LOGO]

                              BJ SERVICES COMPANY

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.

                                CS FIRST BOSTON

                         RAUSCHER PIERCE REFSNES, INC.

                                               , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission filing fees, the amounts set forth below are estimates.


Securities and Exchange Commission Filing Fee.....................................  $110,188
New York Stock Exchange Listing Fee...............................................    34,213
Printing and Engraving Expenses...................................................   100,000
Accountants' Fees and Expenses....................................................   100,000
Legal Fees and Expenses...........................................................   100,000
Blue Sky Fees and Expenses........................................................    10,000
Transfer Agent Fees and Expenses..................................................     5,000
Miscellaneous Expenses............................................................    40,599
                                                                                    --------
          Total...................................................................  $500,000
                                                                                    ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     BJ Services Company (the "Company") is governed by Section 145 of the Delaware General Corporation Law (the "DGCL") which permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action or suit (other than an action by or in the right of the corporation) by reason of their being directors, officers or other agents of the corporation.

     The Company's Certificate of Incorporation provides that no director of the Company shall be held personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation also provides that if the DGCL is amended to authorize further limitation or elimination of the personal liability of directors, then the liability of the Company's directors shall be limited or eliminated to the full extent permitted by the DGCL.

     Section 16 of Article III of the Company's Bylaws provides as follows: (a) the Company shall indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or any of its direct or indirect wholly owned subsidiaries or, while a director, officer, employee or agent of the Company or any of its direct or indirect wholly owned subsidiaries, is or was serving at the request of the Company or any of its direct or indirect wholly owned subsidiaries, as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable laws provided that the Company shall not be obligated to indemnify any such person against any such action, suit or proceeding which is brought by such person against the Company or any of its direct or indirect wholly owned subsidiaries or the directors of the Company or any of its direct or indirect wholly owned subsidiaries, other than an action brought by such person to enforce his rights to indemnification hereunder, unless a majority of the Board of Directors of the Company shall have previously approved the bringing of such action, suit or proceeding. The Company shall indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was licensed to practice law and an employee (including an employee who is or was an officer) of the Company or any of its direct or indirect wholly owned subsidiaries and, while acting in the course of such employment committed or is alleged to have committed any negligent acts, errors or omissions in rendering professional legal services at the request of the Company or pursuant to his employment (including, without limitation, rendering written or oral legal opinions to third parties) against expenses (including counsel fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law; provided that the Company shall not be obligated to indemnify any such person against any action, suit or proceeding arising out of any adjudicated criminal, dishonest or fraudulent acts, errors or omissions of such person or any adjudicated willful, intentional or malicious acts, errors or omissions of such person.

     (b) Expenses incurred by an officer or director of the Company or any of its direct or indirect wholly owned subsidiaries in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in this Section 16. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

     (c) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 16 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any provision of law, the Company's Certificate of Incorporation, the Certificate of Incorporation or Bylaws or other governing documents of any direct or indirect wholly owned subsidiary of the Company, or any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding any of the positions or having any of the relationships referred to in this Section 16.

ITEM 16.  EXHIBITS

     (a) The following is a complete list of Exhibits filed as part of this Registration Statement:


EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
- -------                                    -----------------------
 *1.1   --   Form of Underwriting Agreement.
  4.1   --   Certificate of Incorporation of the Registrant, as amended (filed as Exhibit 3.1 to
             Form 8-K filed April 18, 1995, and incorporated herein by reference).
  4.2   --   Certificate of Designation of Series Two Junior Participating Preferred Stock
             (filed as Exhibit 3.1 to Registration Statement on Form 8-A dated January 12, 1994 and incorporated herein by reference).
  4.3   --   Bylaws of the Registrant, as amended (filed as Exhibit 3.1 to Form 10-Q for the quarter ended December 31, 1995 and incorporated herein by reference).
  4.4   --   Specimen form of certificate for the Common Stock (filed as Exhibit 4.1 to
             Registration Statement on Form S-1 (Reg. No. 33-35187) and incorporated herein by reference).
  4.5   --   Stockholder Rights Agreement dated as of January 12, 1994, between the Company and
             First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 3.1 to
             Registration Statement on Form 8-A dated January 12, 1994 and incorporated herein by reference).
  4.6   --   First Amendment to Stockholder Rights Agreement dated as of June 22, 1994 (filed as
             Exhibit 2 to Registration Statement on Form 8-A/A dated August 26, 1994 and incorporated herein by reference).
  4.7   --   Second Amendment to Stockholder Rights Agreement dated as of September 22, 1994
             (filed as Exhibit 3 to Registration Statement on Form 8-A/A dated September 30,
             1994 and incorporated herein by reference).

EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
- -------      -----------------------------------------------------------------------------------
  4.8   --   Warrant Agreement between BJ Services Company and First Chicago Trust Company of
             New York, including form of warrant certificate (filed as Exhibit 4.6 to Form 10-K for the year ended September 30, 1995, and incorporated herein by reference).
  4.9   --   Indenture between The Western Company of North America ("Western") and United
             States Trust Company of New York, Trustee, dated as of November 15, 1992 (the "Note
             Indenture"), which includes the form of 12 7/8% Senior Note due 2002 as Exhibit thereto (filed as Exhibit to Registration Statement of Western on Form S-2 (Reg.
             No. 33-51852) and incorporated herein by reference).
  4.10  --   First Supplemental Indenture, dated March 2, 1994, to the Note Indenture between
             The Western Company of North America and United States Trust Company of New York,
             Trustee (filed as Exhibit to Form 10-K of Western for the year ended December 31,
             1993, and incorporated herein by reference).
  4.11  --   Second Supplemental Indenture to the Note Indenture, dated as of April 13, 1995, between The Western Company of North America, BJ Services Company and United States
             Trust Company of New York, Trustee (filed as Exhibit 10.5 to Post-Effective
             Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 33-58017), and
             incorporated herein by reference).
  4.12  --   Indenture among BJ Services Company, BJ Services Company, U.S.A., BJ Services
             Company Middle East, BJ Service International, Inc. and Bank of Montreal Trust
             Company, Trustee, dated as of February 1, 1996, which includes the form of 7%
             Series A Notes due 2006 as Exhibit thereto (filed as Exhibit 4.1 to Registration
             Statement on Form S-4 (Reg. No. 333-02287), and incorporated herein by reference).
 *5.1   --   Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
*23.1   --   Consent of Deloitte & Touche LLP.
*23.2   --   Consent of Price Waterhouse LLP.
*23.3   --   Consent of KPMG Peat Marwick Thorne.
*23.4   --   Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
 24.1   --   Powers of Attorney (included in Part II of the Registration Statement).


- ---------------

 * Filed herewith.


ITEM 17.  UNDERTAKINGS


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of June, 1996.


                                          BJ SERVICES COMPANY

                                          By:     /s/  J.W. STEWART
                                              ---------------------------------
                                                       J. W. Stewart
                                               President and Chief Executive
                                                           Officer


                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  --------------------------------  ---------------
           /s/  J. W. STEWART                  Chairman of the Board, President    June 28, 1996
- ---------------------------------------------    and Chief Executive Officer;
                J. W. Stewart                    Director (Principal Executive
                                                 Officer)

          /s/  MICHAEL MCSHANE*                Vice President -- Finance and       June 28, 1996
- ---------------------------------------------    Chief Financial Officer;
               Michael McShane                   Director (Principal Financial
                                                 Officer)

       /s/  MATTHEW D. FITZGERALD*             Controller (Principal Accounting    June 28, 1996
- ---------------------------------------------    Officer)
            Matthew D. Fitzgerald

      /s/  L. WILLIAM HEILIGBRODT*             Director                            June 28, 1996
- ---------------------------------------------
           L. William Heiligbrodt

           /s/  JOHN R. HUFF*                  Director                            June 28, 1996
- ---------------------------------------------
                John R. Huff

                                               Director
- ---------------------------------------------
                Don D. Jordan

           /s/  R. A. LEBLANC*                 Director                            June 28, 1996
- ---------------------------------------------
                R. A. LeBlanc

        /s/  JAMES E. MCCORMICK*               Director                            June 28, 1996
- ---------------------------------------------
             James E. McCormick

        /s/  MICHAEL E. PATRICK*               Director                            June 28, 1996
- ---------------------------------------------
             Michael E. Patrick

*By:       /s/  J.W. STEWART
- ---------------------------------------------
                J. W. Stewart
              Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
- -------      -----------------------------------------------------------------------------------
 *1.1   --   Form of Underwriting Agreement.
  4.1   --   Certificate of Incorporation of the Registrant, as amended (filed as Exhibit 3.1 to
             Form 8-K filed April 18, 1995, and incorporated herein by reference).
  4.2   --   Certificate of Designation of Series Two Junior Participating Preferred Stock
             (filed as Exhibit 3.1 to Registration Statement on Form 8-A dated January 12, 1994 and incorporated herein by reference).
  4.3   --   Bylaws of the Registrant, as amended (filed as Exhibit 3.1 to Form 10-Q for the quarter ended December 31, 1995 and incorporated herein by reference).
  4.4   --   Specimen form of certificate for the Common Stock (filed as Exhibit 4.1 to
             Registration Statement on Form S-1 (Reg. No. 33-35187) and incorporated herein by reference).
  4.5   --   Stockholder Rights Agreement dated as of January 12, 1994, between the Company and
             First Chicago Trust Company of New York, as Rights Agent (filed as Exhibit 3.1 to
             Registration Statement on Form 8-A dated January 12, 1994 and incorporated herein by reference).
  4.6   --   First Amendment to Stockholder Rights Agreement dated as of June 22, 1994 (filed as
             Exhibit 2 to Registration Statement on Form 8-A/A dated August 26, 1994 and incorporated herein by reference).
  4.7   --   Second Amendment to Stockholder Rights Agreement dated as of September 22, 1994
             (filed as Exhibit 3 to Registration Statement on Form 8-A/A dated September 30,
             1994 and incorporated herein by reference).
  4.8   --   Warrant Agreement between BJ Services Company and First Chicago Trust Company of
             New York, including form of warrant certificate (filed as Exhibit 4.6 to Form 10-K for the year ended September 30, 1995, and incorporated herein by reference).
  4.9   --   Indenture between The Western Company of North America ("Western") and United
             States Trust Company of New York, Trustee, dated as of November 15, 1992 (the "Note
             Indenture"), which includes the form of 12 7/8% Senior Note due 2002 as Exhibit thereto (filed as Exhibit to Registration Statement of Western on Form S-2 (Reg.
             No. 33-51852) and incorporated herein by reference).
  4.10  --   First Supplemental Indenture, dated March 2, 1994, to the Note Indenture between
             The Western Company of North America and United States Trust Company of New York,
             Trustee (filed as Exhibit to Form 10-K of Western for the year ended December 31,
             1993, and incorporated herein by reference).
  4.11  --   Second Supplemental Indenture to the Note Indenture, dated as of April 13, 1995, between The Western Company of North America, BJ Services Company and United States
             Trust Company of New York, Trustee (filed as Exhibit 10.5 to Post-Effective
             Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 33-58017), and
             incorporated herein by reference).
  4.12  --   Indenture among BJ Services Company, BJ Services Company, U.S.A., BJ Services
             Company Middle East, BJ Service International, Inc. and Bank of Montreal Trust
             Company, Trustee, dated as of February 1, 1996, which includes the form of 7%
             Series A Notes due 2006 as Exhibit thereto (filed as Exhibit 4.1 to Registration
             Statement on Form S-4 (Reg. No. 333-02287), and incorporated herein by reference).
 *5.1   --   Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
*23.1   --   Consent of Deloitte & Touche LLP.
*23.2   --   Consent of Price Waterhouse LLP.
*23.3   --   Consent of KPMG Peat Marwick Thorne.
*23.4   --   Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
 24.1   --   Powers of Attorney (included in Part II of the Registration Statement).


- ---------------


 * Filed herewith.